EXPANDING OUR WORLD



CONOCO

2001 ANNUAL REPORT



Asia Pacific, and under the Conoco brand in the U.S. (through independent marketers). Conoco also markets commercial fuels, aviation fuels and liquid petroleum gas. Conoco's Downstream refined product sales were 1.3 million barrels per day in 2001. The company also participates in joint ventures that support the specialty products business.

- **COMPETITORS** | Conoco's Downstream competitors include major refiners and marketers in North America, Europe and Asia Pacific (including ExxonMobil, Shell, Phillips and BP).
- **CUSTOMERS** | Conoco sells fuels, lubricants and specialty products to retail, industrial and commercial customers, and is the world's leading manufacturer of graphite coke. Conoco also licenses its proprietary delayed coking technology to companies worldwide (including ExxonMobil, BP and PDVSA).

Emerging Businesses

Conoco has three emerging businesses under development: carbon fibers, natural gas refining (including gas-to-liquids technology) and international power. These businesses are expected to take us beyond our traditional operations and offer tremendous growth potential. Yet all three are built on our core businesses – a compelling strategic advantage.

- **CARBON FIBERS** | Conoco has developed a proprietary manufacturing process that could transform the global carbon fibers industry. Our carbon fibers, to be produced at a facility in Oklahoma beginning in mid-2002, will have applications in industries ranging from automobile manufacturing to construction to electronics.
- **NATURAL GAS REFINING** | The energy industry has long been searching for a technology that would convert "stranded" natural gas reserves in remote locations to liquids that can be economically transported to market. Conoco's new gas-to-liquids technology, developed by our natural gas refining business, has the potential to do that. Although the technology is still in development, with a test facility now under construction, Conoco believes this process will enable development of the world's extensive stranded natural gas reserves.
- **INTERNATIONAL POWER** | Conoco is using creativity and innovation to access new high-growth markets for natural gas and electricity. By integrating power generation with Conoco's Upstream and Downstream businesses, we're able to structure power projects – such as cogeneration – to provide maximum value for both Conoco and our customers. With a comprehensive suite of customized products and services, as well as commercial expertise, Conoco is satisfying even the most demanding customers.

Our vision is to be recognized around the world as a truly great, integrated, international energy company that gets to the future first.

Conoco operates in more than 40 countries (see map) and at year-end 2001 had approximately 20,000 employees. The company is active in the upstream and downstream segments of the global petroleum industry. In addition, three emerging businesses hold significant future potential for Conoco – carbon fibers, natural gas refining (which includes our promising natural gas-to-liquids technology) and international power. Conoco's major operations are centered in four core areas: North America, western Europe, northern South America and Southeast Asia (which was officially designated a core area in 2001). The Middle East is expected to become Conoco's fifth core area.

Upstream

EXPLORATION AND PRODUCTION

Upstream is Conoco's largest business segment, with operations that include exploration, development and production of crude oil and natural gas worldwide. The business also includes the gathering, processing, transportation, distribution and marketing of natural gas and natural gas liquids. Upstream is a marketer and trader of natural gas and power, and is a generator of electricity in North America. The upstream business is focused on delivering profitable growth and is aggressively pursuing high-potential opportunities worldwide.

- **EXPLORATION** | Conoco's exploration efforts are centered primarily in the deepwater Gulf of Mexico, western Europe, northern South America, West Africa and Southeast Asia.
- **OIL AND NATURAL GAS PRODUCTION** | Conoco is producing in 11 countries, with total daily production in 2001 of 432,000 barrels of petroleum liquids (including 10,000 barrels of Canadian synthetic crude oil – "syncrude") and 2 billion cubic feet of natural gas from fields in North America, South America, Europe, Africa, the Middle East and Southeast Asia.
- **NATURAL GAS PROCESSING** | In 2001, Conoco processed natural gas volumes of more than 5 billion cubic feet per day on a gross basis in North America, Trinidad and Europe, and marketed and traded 7 billion cubic feet per day, on average.
- **BUSINESS DEVELOPMENT** | Conoco's future growth will be fueled by the development of new high-potential opportunities. Currently, the company is focusing primarily on North and South America, Southeast Asia, the Middle East and West Africa.
- **COMPETITORS** | Conoco's Upstream competitors include integrated, international petroleum companies (such as ExxonMobil, BP, Shell, ChevronTexaco and others), as well as national oil companies and independent exploration and production companies.
- **CUSTOMERS AND PARTNERS** | Conoco's Upstream customers and partners include other major oil companies, large industrial energy users, host nations and national oil companies (including Venezuela's Petroleos de Venezuela S.A., or "PDVSA," Petronas of Malaysia and Pertamina of Indonesia).

Downstream

REFINING, MARKETING, SUPPLY AND TRANSPORTATION

Downstream covers the refining of crude oil and other feedstocks into petroleum products; the buying and selling of crude oil, feedstocks and products; and the transportation, distribution and marketing of petroleum products, including transportation fuels, lubricants and specialty products. Downstream is focused on generating a competitive return on investment and cash to support Conoco's global growth initiatives, while selectively expanding refining and marketing operations in high-growth markets, including Asia Pacific and central and eastern Europe.

- **REFINING** | Conoco has five wholly owned refineries, four in the United States and one in the United Kingdom, as well as partial ownership of one refinery in Germany, two in the Czech Republic and one in Malaysia. These refineries processed 854,000 barrels of crude oil and other feedstocks per day on average for Conoco in 2001. Six of the refineries have coking capabilities, allowing them to process lower-cost feedstocks, while yielding high-value products. The Lake Charles, Louisiana, refinery and the Humber refinery in the U.K. produce high-value specialty graphite coke.
- **MARKETING** | Conoco's marketing operations include the distribution and sale of gasoline, diesel fuel and motor oils through about 7,900 branded outlets in the U.S., Europe and Asia Pacific. These products are sold primarily under the JET and ProJET brands in Europe and

The theme of Conoco's 2001 Annual Report – "Expanding Our World" – reflects Conoco's ambitious, yet focused, drive to create value by expanding the global scope of our businesses.

In November of 2001, we announced that Conoco would merge with Phillips Petroleum Company. The joining of these two fully integrated, global energy companies will create a new international major with a strong portfolio and a wealth of near- and long-term growth opportunities around the world.

Throughout 2001, the company also pursued growth in high-potential areas worldwide. Most notable was the acquisition of Gulf Canada Resources Limited, which added significantly to Conoco's asset base. This strategic move greatly increased Conoco's presence in North America – particularly in the growing natural gas sector – and expanded our holdings in Southeast Asia. We're also pursuing growth through technology and are constructing a carbon fiber production plant in Oklahoma, where we soon will begin manufacturing our revolutionary new material.

CONTENTS

"Conoco," "the company," "we," "us," "its" and "our" are used interchangeably in this report to refer to the business of Conoco Inc., its consolidated subsidiaries and its equity affiliates. Where reference is made to a particular company, it is wholly owned unless otherwise stated. Conoco, JET, ProJET, destina and Cevolution are trademarks for the company's products or operations named in this report.

FORWARD-LOOKING STATEMENTS I This annual report includes forward-looking statements within the meaning of the U.S. federal securities laws. You can identify our forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates," "will," "should" and similar expressions. For information concerning our forward-looking statements and important factors that could cause actual results to differ materially from those in such statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27.

CAUTIONARY NOTE TO U.S. INVESTORS I The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Syncrude production is distinguished from oil and gas production because SEC regulations define syncrude as mining-related and not part of conventional oil and natural gas reserves. We use certain terms in this annual report, such as "estimated reserves," that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K, File No. 1-14521, available from us at 600 North Dairy Ashford, Houston, Texas, 77079-1175. You also can obtain this form from the SEC by calling (800) SEC-0330.

FINANCIAL AND OPERATING HIGHLIGHTS

Millions of Dollars (except per share)	2001	2000	% Change
Revenues	39,539	39,287	1%
Net Income	1,589	1,902	(16%)
Net Income Before Special Items	1,823	1,948	(6%)
Cash Provided by Operations	3,141	3,438	(9%)
Capital Expenditures and Investments (1)	2,835	2,796	1%
Total Debt	9,392	4,394	114%
Dividends Paid	474	474	0%
Net Income Per Diluted Share	2.50	3.00	(16%)
Net Income Before Special Items Per Diluted Share	2.87	3.08	(6%)
Dividends Per Share	0.76	0.76	0%
Return on Capital Employed	17.7%	22.6%	
Return on Stockholders' Equity	26.8%	36.3%	
Total Debt as a Percent of Total Capitalization	54.6%	42.4%	
Total Shareholder Return (2)	0.8%	19.9%	
Proved Reserves (3) *million barrels-of-oil-equivalent (MMBOE)*	3,579	2,647	35%
Total Net Production (4) *thousand barrels-of-oil-equivalent (MBOE) per day*	770	654	18%
Total Refinery Inputs Processed *thousand barrels per day*	854	871	(2%)
Sales of Refined Products (5) *thousand barrels per day*	1,502	1,485	1%

(1) Excludes the acquisition of Gulf Canada.

(2) The three-year annualized total shareholder return is 13.7 percent.

(3) Includes Canadian syncrude proven reserves of 280 MMBOE.

(4) Includes Canadian syncrude net production of 10 MBOE per day.

(5) Includes Downstream refined products and natural gas liquids from gas processing operations.



REVENUES (billions of dollars)
40
30
20
10
0
97
98
99
00
01

Conoco's 2001 revenues were nearly $40 billion, up slightly from 2000 and significantly higher than revenues in the late 1990s.



NET INCOME BEFORE SPECIAL ITEMS (millions of dollars)
2,000
1,500
1,000
500
0
97
98
99
00
01

Conoco's net income before special items was $1.8 billion, down from 2000, but still the second-best performance in our history.

EXPANDING OUR WORLD THROUGH STRATEGIC GROWTH

2001 was a year of giant steps for Conoco. In just 12 months, the company announced plans to merge with Phillips Petroleum Company, acquired Gulf Canada Resources Limited, elevated Southeast Asia to a fourth core area and entered Saudi Arabia as a partner in the $5 billion Core Venture 3 natural gas project.

The company also delivered extraordinary earnings – the second-best performance in our history – despite falling prices and margins in the last half of the year. Net income before special items totaled $1.8 billion, versus $1.9 billion in 2000. Net income was $1.6 billion, compared with $1.9 billion the previous year.

In our operations, total worldwide reserves (including Canadian syncrude) grew 35 percent, with an increase in global production capacity of more than 30 percent.

But our "giant leap" – Conoco's equivalent of Neil Armstrong setting foot on the moon – was the decision to merge with Phillips Petroleum Company. The shareholders of both companies showed strong support for this strategic union, overwhelmingly approving the merger in March 2002.

When the "merger of equals" is completed later this year, it will create ConocoPhillips, a major new competitor in the global energy industry. ConocoPhillips will be the third-largest integrated energy company in the United States, the sixth-largest publicly held energy company worldwide (based on reserves) and the fifth-largest global refiner.

The new company will be one of the largest oil and natural gas producers in North America, with excellent growth opportunities in Canada, Alaska and the deepwater Gulf of Mexico. In our other core areas (western Europe, northern South America and Southeast Asia), Phillips' holdings complement our own. In addition to strengthening these existing positions, the merger will greatly enhance our prospects for adding the Middle East and the Caspian region as core areas in the future.

The merger will essentially triple the size of Conoco's refining, marketing and transportation operations. Shortly before the merger was announced, Phillips acquired Tosco Corporation, one of the largest refiners and marketers in the United States. With the addition of Conoco's



Archie W. Dunham
Chairman, President and CEO

strong Downstream business, ConocoPhillips will be the largest North American competitor and a top performer in Europe. Conoco has proven Downstream capabilities in value chain integration, operational excellence and carbon technology, while Phillips has a proprietary sulfur removal technology and is a leading manufacturer of petrochemicals.

ConocoPhillips stock should be particularly attractive to investors seeking lower political risk. Approximately half of the new company's combined reserves will be in North America, and almost three-quarters will be in North America and western Europe. Thus, the majority of our operations will be in politically secure regions of the world.

In short, the merger is a tremendously important step in Conoco's pursuit of our primary business objective – to significantly increase shareholder value.

ACQUISITION PROVIDES MAJOR GROWTH IN CANADA AND SOUTHEAST ASIA

The purchase of Gulf Canada, the largest acquisition to date in the Canadian energy industry, greatly expanded Conoco's portfolio of producing assets. In North America, the acquisition boosted the company's natural gas reserves by 50 percent, advancing our strategy of increasing the share of natural gas production and reserves in our portfolio.

With the addition of Gulf Canada, Conoco now has strong positions in the three premier natural gas basins in North America – western Canada, the San Juan Basin in New Mexico and the South Texas Lobo Trend. The acquisition tripled liquids reserves in North America (including syncrude) and will provide greater opportunities to utilize Conoco's expertise in heavy-oil production and our proprietary carbon upgrading technologies. We're also excited about the significant reserves of natural gas in Canada's Mackenzie Delta, which we hope to tap and transport to North American markets, possibly as early as 2007. Phillips' assets in Alaska – which include a major stake in North America's largest oil field, Prudhoe Bay – complement the significant position Conoco now enjoys in western Canada.

> "The merger is a tremendously important step in Conoco's pursuit of our primary business objective – to significantly increase shareholder value."

Another important objective achieved through the Gulf Canada acquisition was to elevate Southeast Asia to our fourth core area. Through Gulf Canada's 72 percent interest in Gulf Indonesia Resources Limited, we more than doubled our proved oil and natural gas reserves and production in Southeast Asia. And this is only the beginning. Conoco's highly successful contracts for the sale of Indonesian gas to Singapore and Malaysia have provided the impetus for further drilling and pipeline construction in the West Natuna Sea. We envision a natural gas distribution network that will connect many countries in Southeast Asia to a single pipeline system.

Meanwhile, our exploration teams have been hitting home runs in our quest for oil offshore Vietnam. Substantial production from our newest discoveries is expected to follow soon.

Conoco's strong portfolio of assets and growth opportunities in Indonesia, Malaysia and Vietnam will be enhanced by Phillips' oil holdings in China and gas operations in the Timor Sea, north of Australia.

MAKING STRIDES IN THE MIDDLE EAST

In 2001, Conoco made significant progress in establishing the Middle East as a fifth core area.

"In addition to growth in our traditional businesses, we're expanding our world through technological innovation, particularly breakthroughs in carbon fibers and gas-to-liquids technology."

The company, in partnership with Shell and TotalFinaElf, signed an agreement with Saudi Arabia to develop a large volume of natural gas through the Core Venture 3 project. Conoco will be leading the crucial midstream segment of this project, which involves gas gathering, processing and transportation. When the merger is completed, ConocoPhillips will become one of only three companies to have positions in two Saudi gas initiatives – Conoco is a partner in Core Venture 3 and Phillips is a partner in Core Venture 1.

Core Venture 3 is a great opportunity to showcase Conoco's gas processing and transportation expertise. The Kingdom of Saudi Arabia's gas reserves are estimated at one thousand trillion cubic feet, and we want our performance to generate future opportunities to develop some of these vast reserves.

Conoco's participation in Core Venture 3 follows the successful completion in 2001 of the Deir Ez Zor gas processing plant in Syria, which Conoco designed, constructed and now operates for the Syrian government.

PETROZUATA AND THE DEEPWATER GULF – WORLD-CLASS SUCCESS STORIES

The Petrozuata project in Venezuela continues to prove an outstanding success. The upgrader facility, which converts heavy oil into synthetic crude, was dedicated in early 2001. Later in the year, Conoco took an important step toward securing non-recourse financing for this project by satisfying the volume requirements for the upgrader completion test.

Elsewhere in Venezuela, Conoco has drilled four successful appraisal wells in the Corocoro field – our recent discovery in the Gulf of Paria.

In the deepwater Gulf of Mexico, Conoco is one of the largest leaseholders. During the year, the company drilled three successful appraisal wells in the Magnolia field and approved a development project to be located in 4,700 feet of water. First oil is expected in 2004.

DOWNSTREAM ACHIEVES RECORD YEAR

Conoco's world is expanding Downstream as well, through near-record throughputs at our refineries and a growing retail marketing presence in Asia. A notable example of enhanced refining capacity is the recent upgrade of the Lake Charles, Louisiana, refinery, which allowed it to begin processing acidic synthetic crude from Petrozuata during the year.

Downstream's strong performance in 2001 led to record earnings and an impressive 19 percent return on capital employed, a key measure of the strength of our operations.

BLAZING THE TECHNOLOGICAL FRONTIERS

In addition to growth in our traditional businesses, we're expanding our world through technological innovation, particularly breakthroughs in carbon fibers and gas-to-liquids technology.

Conoco's new carbon fibers plant in Ponca City, Oklahoma, will commence production in mid-2002. Carbon fibers can be used in manufacturing a wide range of products, making them lighter, stronger and more useful. Until now, applications for this remarkable material have been limited by the high cost of production. Conoco's proprietary carbon fiber process utilizes a low-cost "bottom-of-the-barrel" feedstock, resulting in a less-expensive product. Our goal is to make carbon fiber available for use in a wide range of applications, including automobiles, construction and conductives. The long-term market potential of this new product is extremely encouraging.

Another key breakthrough is gas-to-liquids technology. The vast majority of the world's known natural gas reserves are "stranded" reserves – meaning they are too remote to be economically transported to market by pipeline. Conoco's proprietary gas-to-liquids technology, which is one of the most efficient and least costly of its kind, solves the location problem by converting stranded gas into clean, easily transported diesel fuel. A 400-barrel-per-day demonstration plant under construction in Ponca City will showcase this innovative technology.

STRENGTHENING OUR FINANCIAL POSITION

The combination of the company's two classes of stock was a significant financial step in 2001. Since then, Conoco stock has been more liquid and the trading volume has increased.

The company also took steps to secure low-cost debt and reduce its overall level of debt, which had increased as a result of the Gulf Canada acquisition. Since then, Conoco has sold nearly $800 million of non-strategic assets in a $1 billion disposition program. In addition, the company protected its investment in Gulf Canada through a highly successful hedging program that minimized the financial impact of declines in oil and natural gas prices.

Looking ahead, the merger with Phillips is expected to achieve at least $750 million in annual cost savings, further enhancing financial flexibility and providing significantly more capital for exploration and investment. This should enable us to create even greater value for our shareholders in the future.

A NEW COMPANY WITH STRONG VALUES

As I said at the beginning of my letter, the merger of Conoco and Phillips is a merger of equals. Our two companies have complementary assets, complementary expertise and complementary business objectives. Conoco and Phillips also are compatible in one other fundamental respect – our values.

Like Conoco, Phillips has deep roots. Both companies were founded in the early days of the oil industry – Conoco in 1875 and Phillips in 1917. Both companies were pioneers in Oklahoma when the industry was young. And both companies have prospered over the years because we realize that to be a great company long term, you must have strong values. The employees of Phillips – from CEO Jim Mulva on down the line – share Conoco's commitment to safety and health, environmental stewardship, valuing all people and business ethics.

So I can assure our shareholders, employees, customers and other stakeholders that our values will remain strong, even as we become a new and much larger company.

Let us look to the future with pride in our history, with confidence in our abilities and with high expectations of what Conoco and Phillips will achieve together. I'm excited about our future and the great company that we're going to create.

Archie W. Dunham
Chairman, President and CEO
March 18, 2002


HEAT MEDIUM

Piping at Conoco's Wembley natural gas plant in northwestern Alberta, Canada, appears to bow when viewed through a fisheye lens. The plant is one of the several natural gas assets acquired through the purchase of Gulf Canada.

UPSTREAM BUSINESS GETS BIGGER AND BETTER

"In 2001, Conoco's Upstream business delivered excellent results while building for the future. Along with achieving strong earnings and impressive exploration success, Conoco acquired Gulf Canada Resources Limited, which significantly expanded our North American natural gas position and contributed to establishing a fourth core area in Southeast Asia. We also took an important step toward establishing the Middle East as our fifth core area through our leadership role in a major natural gas initiative. With these accomplishments, and many others, our employees demonstrated what the Upstream business is all about – creating exceptional value for Conoco shareholders."

Rob McKee, Executive Vice President – Exploration and Production

In a year that was characterized by declining crude oil prices, Conoco's Upstream business increased production volumes and reserves, continued a trend of exploration and business development success, and delivered near-record earnings before special items of $1.7 billion. The company also took steps to strengthen our current core areas, began building another core area, and expanded our worldwide natural gas position with the acquisition of Gulf Canada and participation in a groundbreaking project in Saudi Arabia.

KEY 2001 HIGHLIGHTS INCLUDE:

- **PRODUCTION GROWTH CONTINUES |** Total production was up 18 percent from the previous year, reaching 770,000 net barrels-of-oil-equivalent (BOE) per day (including Canadian synthetic crude oil – "syncrude"), primarily as a result of the Gulf Canada purchase. Since year-end 1998, Conoco's production has risen an impressive 32 percent.
- **RESERVES, PRODUCTION REPLACEMENT SOAR |** Conoco increased its worldwide proved reserves to nearly 3.6 billion BOE in 2001, up 35 percent from year-end 2000. The total addition of more than 1.2 billion BOE (or 932 million net BOE after production) included 280 million barrels of Canadian syncrude. The company replaced 432 percent of the oil and natural gas produced during the year. Excluding Gulf Canada and other acquisitions and dispositions, Conoco replaced 113 percent of production.
- **ANOTHER YEAR OF EXPLORATION SUCCESS |** 2001 marked Conoco's fourth consecutive year of successful exploration and appraisal drilling. The company's legacy wildcat drilling included seven discoveries that were potentially commercial out of 19 wells drilled, for a 37 percent success rate. Significant discoveries were made in Vietnam, the U.K., Norway and Canada. Appraisal drilling, primarily on discoveries made since 1998, included 18 wells that were potentially commercial – a 100 percent success rate. Significant appraisal successes were achieved in the deepwater Gulf of Mexico, Vietnam, Venezuela and Indonesia. Five additional wildcat discoveries and six additional appraisal successes were made on acreage acquired through the purchase of Gulf Canada.
- **GULF CANADA – A PERFECT FIT |** The acquisition of Gulf Canada was an excellent strategic step for Conoco. In North America, it increased the company's natural gas reserves by 50 percent and tripled liquids reserves (including syncrude). The acquisition provided about a 35 percent increase in Conoco's worldwide proved reserves and, through the acquired interest in Gulf Indonesia Resources Limited, helped to firmly establish Southeast Asia as Conoco's fourth core area. Looking ahead, Gulf Canada's vast proved reserves (including syncrude) will serve as an excellent foundation for achieving strong production growth.



The Conoco drillship *Deepwater Pathfinder,* which discovered the Magnolia field with its first exploratory well, plays a key role in the company's deepwater Gulf of Mexico exploration program.

- **CONOCO CHOSEN FOR SAUDI ARABIA PROJECT I** Conoco was one of three companies chosen to participate in Core Venture 3, a large natural gas opportunity in Saudi Arabia that will span the value chain from wellhead to market. The company was awarded a 30 percent equity position and will lead the project's midstream segment.

Upstream Around the World

THE AMERICAS

Conoco continued to pursue several strategic objectives – growing our positions in Canada, the deepwater Gulf of Mexico and Venezuela; expanding natural gas activities in North America; and efficiently managing U.S. assets, which maximizes the cash available to fund growth opportunities around the world.

PETROZUATA REACHES FULL STRIDE

Conoco's Petrozuata operation in Venezuela – which is expected to produce extra-heavy oil for more than 30 years – is the foundation of Conoco's northern South America core area. In 2001, Petrozuata produced 18.8 million barrels (net) of oil and began the manufacture and sale of syncrude.

A critical operating test was successfully passed in late 2001, leading in early 2002 to the elimination of Conoco's $707 million construction guarantee to Petrozuata's lenders.

Another promising project is under way in the shallow waters of Venezuela's Gulf of Paria. The Corocoro field, discovered by Conoco, represents a potentially significant expansion of Conoco's interests in the region. Early results from a four-well appraisal program continue to indicate the presence of substantial hydrocarbon accumulations.

U.S. ASSET PORTFOLIO OPTIMIZED

Conoco is committed to maximizing the profitability of assets in the U.S., including those in the deepwater Gulf of Mexico, New Mexico's San Juan Basin and the Lobo Trend in South Texas.

In 2001, Upstream disposed of about $570 million in non-strategic U.S. properties, including eight shallow-water Gulf of Mexico fields, an interest in the Pocahontas coalbed methane project in Virginia, four fields in South Texas, and the Elk Basin oil field in northwest Wyoming, among others. At the same time, we expanded our San Juan Basin operations with the acquisition of gas properties in the basin, and further optimized Lobo operations.

DEEPWATER SUCCESS CONTINUES

In the deepwater Gulf of Mexico, Conoco continues to build on its strong acreage position. Mid-term production growth will come from the Magnolia field, which Conoco discovered and operates with a 75 percent interest, and the Shell-operated Princess field, in which the company holds a 16 percent interest.

In 2001, Conoco drilled three successful appraisal wells on Magnolia and approved the installation of a tension-leg platform (TLP) in 4,700 feet of water – a world-record depth for a TLP. First oil from this field, with gross estimated future production of more than 100 million BOE, is expected in 2004.

Princess is a low-cost subsea development that will use facilities in the nearby Ursa field. Those facilities were originally designed with excess capacity that can accommodate third-party production to be processed for a fee, and the nearby Crosby field is the first of these third-party producers. In addition, Ursa's processing capacity can be increased if needed.



Successful exploratory and appraisal drilling in the shallow waters of Venezuela's Gulf of Paria indicates the presence of substantial oil reserves. Conoco has a 50 percent interest in the high-potential acreage.

By 2005, combined production from Magnolia and Princess is expected to average 46,000 BOE (net) per day.

ACQUISITION CREATES A NEW FORCE IN CANADA

As a result of the Gulf Canada purchase, Conoco Canada substantially increased its operations, achieving competitive regional scale, greater flexibility and outstanding growth potential.

The acquisition gives Conoco a large conventional oil and natural gas portfolio in western Canada. Conoco also has a 9 percent interest in the Syncrude Project, an oil sands mining joint venture that is a long-life opportunity currently generating more than 234,000 barrels per day (gross) of syncrude. An expansion project now under way is expected to further increase volume. In addition, Gulf Canada provided significant gas resources in and around the Mackenzie Delta in northern Canada and a 25 percent interest in the Mackenzie Valley Pipeline Project. Currently in a very preliminary stage, the pipeline would have the potential to transport in excess of 200 million cubic feet per day of natural gas for Conoco when production begins, which is expected in 2007 or 2008.



A new 420-megawatt congeneration plant, brought onstream in late 2001 near Orange, Texas, supplies steam and power to nearby industrial customers, as well as power to the regional electric grid.

With 2001 post-acquisition production of about 180,000 BOE (net) per day (including Canadian syncrude and equity production from the Petrovera project), Conoco is now the fifth-largest oil and natural gas producer in Canada. Looking ahead, we have strong positions in both oil sands and northern gas, which are expected to become increasingly important sources of energy for Canadian and U.S. markets later in this decade.

GAS AND POWER FUNCTIONS TEAM UP

Keeping pace with the energy industry's growing convergence of natural gas and power, Conoco in 2000 combined its natural gas and power marketing organizations. This enables the company to provide customers both gas and power, expanding our energy management offering.

In 2001, Conoco took another important step, joining our gas and power marketing group with our North American power development operations to create a new "commercial solutions" business within Conoco Gas and Power (CG&P). This decision – reflective of a new business model in which development activities in both natural gas and power are driven by market needs – allows Conoco to take advantage of the entire natural gas value chain. CG&P's integrated offerings include power procurement, storage, transportation, and gas and power price-related risk management and other services.

CG&P owns interests in three U.S. power-generating assets, including a new 420-megawatt, joint-venture cogeneration plant near Orange, Texas; a similar 440-megawatt facility close to Corpus Christi, Texas; and a 220-megawatt cogeneration plant near Conoco's refinery at Lake Charles, Louisiana.

CG&P's success in gas and power commercial activities was highlighted in 2001 by a record financial contribution and external recognition in a leading industry survey in which natural gas buyers ranked CG&P No. 1 in overall customer satisfaction among its peers.

SOUTHEAST ASIA, THE MIDDLE EAST AND AFRICA
Conoco is pursuing growth in Southeast Asia, the Middle East and Africa – regions that contain some of the world's largest accumulations of oil and natural gas. In 2001, the company made significant progress in all three areas.

INDONESIA ANCHORS FOURTH CORE AREA
Combined with more than 33 years of continuous operations in Indonesia, the 72 percent interest in Gulf Indonesia Resources Limited that was obtained through the Gulf Canada purchase has helped to firmly establish Southeast Asia as Conoco's fourth core area. The acquisition more than doubled our reserves in Indonesia to about 350 million BOE and increased annual production capacity to about 20 million BOE (net). The Gulf Indonesia interest also solidified the future of Conoco's newest core area by nearly doubling our undeveloped acreage in Indonesia to 10.3 million net acres.

In 2000, deliveries of natural gas began under Conoco's groundbreaking agreement to supply 1 trillion cubic feet (TCF) of Indonesian gas to Singapore (through the Conoco-operated West Natuna Transportation System). In mid-2001, gas from the Conoco-operated Block B fields began flowing to Singapore. Gulf Indonesia also is a party to the Singapore contract, producing from the Kakap Block in the West Natuna Sea. Gulf Indonesia has three other gas contracts, including one to provide gas to Singapore from its fields onshore Sumatra.

Conoco and our partners have discovered enough additional reserves in Block B to support a second gas sales agreement, signed in March 2001, to deliver 1.5 TCF of natural gas to Malaysia. Both contracts provide for more than two decades of natural gas supply. The company anticipates combined peak production in support of these contracts will reach 156 million cubic feet per day (net) by 2004.

RAPID EXPANSION UNDER WAY IN VIETNAM
Conoco is moving aggressively to build on its outstanding portfolio of assets and opportunities in Vietnam, where the company is the largest acreage holder of any foreign energy company.


V-1301
Conoco is producing through this floating production, storage and offtake vessel in the Rang Dong field offshore Vietnam, where Conoco has the largest acreage position of any foreign energy company.

In Block 15-2, production from the Rang Dong field has increased to more than 50,000 barrels of oil per day (gross). And work is under way to increase production and reserves through gas lifting, water injection and gas exporting projects.

Our Sutu Den discovery, made in 2000 on Block 15-1, was declared commercial in 2001, with first oil expected in 2004. Conoco has drilled another wildcat discovery, on the Sutu Vang prospect, and a third prospect will be drilled in 2002.

Conoco's holdings in Vietnam include a 36 percent interest in Block 15-2, a 23 percent interest in Block 15-1 and a 40 percent interest in Block 16-2. In 2001, the company acquired a 16.3 percent interest in the Nam Con Son pipeline project and a 50 percent interest in offshore Block 5-3.



The Conoco-operated Deir Ez Zor plant in Syria processes natural gas from nearby fields, as well as associated gas that previously had been flared, providing both economic and environmental benefits.

POSITIONED FOR GROWTH IN THE MIDDLE EAST

The centerpiece of Conoco's effort to establish a core area in the Middle East is our 30 percent equity interest in Saudi Arabia's Core Venture 3. Conoco will lead the midstream segment of the $5 billion project, with responsibility for gas gathering, processing and transmission operations. The venture also includes a petrochemical plant, a power/water desalination facility, and gas exploration and development over a 70,000-square-mile area. Negotiations with the government are ongoing.

Conoco's progress in the Middle East isn't limited to the company's prominent role in Core Venture 3. In 2001, we initiated deliveries from the Deir Ez Zor gas project in Syria, which can process 450 million cubic feet of natural gas per day. The gas treatment and processing facilities, as well as a 155-mile expansion of the country's existing natural gas grid, were constructed under a service agreement with the Syrian government. Additional gas-related projects are under discussion with Syria.

The Middle East, with its vast natural gas reserves, is a potentially huge market for Conoco's innovative gas-to-liquids technology, which the company is now commercializing (see page 19).

Conoco's strong reputation in the region is supported by our efficient and innovative operatorship of the Dubai Petroleum Company over the past 40 years.

CONOCO SEES POTENTIAL IN AFRICA

In Nigeria, Conoco produces 13,000 barrels of oil per day (net) from the shallow-water Ukpokiti field and is working to enlarge its deepwater portfolio. In 2002, Conoco plans to drill a second appraisal well on its Chota discovery in deepwater license OPL220, following the success of a recent well on the same structure in the adjacent block.

The company also continues to lead the effort to re-enter Libya, where Conoco and its partners were forced to suspend active participation in the Oasis concession in 1986 because of U.S. government sanctions. In 2001, the U.S. government authorized

Conoco and its partners to travel to Libya to evaluate the concession area, where the assets were confirmed to be of high value and in good condition. The Oasis partners are meeting with Libyan officials, preparing for a future return to the concession.

EUROPE

In the North Sea, Conoco continues to employ innovative approaches to developing both large and small fields, sustaining robust production growth in a stable, well-established core area.

CLAIR DEVELOPMENT GETS UNDER WAY

Conoco and its partners are moving forward with development of the Clair field, the largest undeveloped oil field on the U.K. Continental Shelf. Recent technological advancements and a phased approach allow this extremely complex field, which was discovered in 1977, to be developed economically. The first phase of development is expected to produce 250 million barrels of oil. Conoco has a 24 percent interest in Clair.

DEVELOPMENTS BOOST NORTH SEA PRODUCTION

Including Clair, 10 new North Sea oil and gas fields will be brought into production by 2005. In 2002, three fields (CMS3, Alba South and Viscount) will come onstream in the U.K. sector of the North Sea. Viscount is an excellent example of "snuggle" exploration and development – the pursuit of oil and gas prospects that are in close proximity to existing processing and transportation facilities, making them commercially attractive and allowing them to be developed and brought into production rapidly.

In late 2003, the Grane field will begin producing in Norway. Conoco holds a 6.4 percent interest in Grane, which is the country's largest undeveloped field. In 2004, first production is expected from Clair, along with Q1-B in the Netherlands. Four new field developments are expected to begin production in 2005, including three in the U.K. (21/3, Kappa and Alder) and the PL-203 field in Norway.

Through these developments, Conoco expects to more than offset the natural decline of its mature fields and increase North Sea production by an average of 3 percent annually through 2005.



Conoco U.K. Limited's John Williams, international exploration manager, and Jane Tomkinson, Viscount project leader, discuss the layout for the Viscount field, the company's new "snuggle" development in the North Sea.

PRODUCTION BEGINS IN NETHERLANDS FIELD

The Castricum-Zee offshore field in the Netherlands achieved first production in 2001. Conoco holds a 50 percent interest in this field, which was acquired through the Gulf Canada purchase. Proved reserves are estimated at 11.5 billion cubic feet of gas (gross).

Upstream Outlook

Over the three-year period ending with 2001, Conoco added two new core areas – northern South America and Southeast Asia – while increasing production an average of nearly 10 percent. A top priority for 2002 will be to maintain our focus on operational excellence during the integration process for the Conoco-Phillips merger.

"Looking beyond 2002, we'll continue to pursue profitable production growth through successful exploration, a steady stream of high-value development projects and securing new opportunities by providing innovative commercial solutions to host governments around the globe," says Rob McKee.

"Over the long term, our current ventures and excellent prospects in the Middle East, combined with the new opportunities being pursued in other locations, are paving the way for an exciting and profitable future."

EFINING, MARKETING, SUPPLY AND TRANSPORTATION



The Humber refinery in the United Kingdom – among the m
profitable high-conversion facilities in Europe – provides petro
products to Conoco's marketing operations throughout the re

EXCELLENT DOWNSTREAM PERFORMANCE LEADS TO RECORD YEAR

"Downstream achieved record earnings and a highly competitive return on investment in 2001. These results were due to several key strengths, including world-class refining operations, leadership in carbon upgrading, focused marketing strategies and, above all, the commitment of our employees. I'm proud of our outstanding performance and of the role Downstream continues to play in promoting Conoco's global growth."

Jim Nokes, Executive Vice President – Refining, Marketing, Supply and Transportation

2001 was a banner year for Conoco's Downstream business. Earnings set a record at $559 million before special items, up 23 percent on strong U.S. refining margins and an exceptional performance in an extremely volatile business environment. Worldwide refinery inputs were 854,000 barrels per day, down slightly from 2000, while refined product sales increased by about 1.5 percent.

Return on capital employed is a particularly important performance measure because it reflects operational strength. In 2001, Conoco's Downstream business generated a strong 19 percent return, thanks largely to operations in North America, where returns averaged more than 25 percent for the year.

KEY 2001 HIGHLIGHTS INCLUDE:

- **LOW-COST FEEDSTOCKS BOOST PROFITABILITY** | Conoco continued to improve the profitability of refining operations by increasing our ability to process lower-cost feedstocks, including sour, acidic and heavy crude oils, and low-sulfur fuel oil.
- **HIGH REFINERY THROUGHPUT CONTINUES** | From year-end 1996 through 2001, Conoco's wholly and partly owned refineries worldwide increased average daily throughput 17 percent. We're working to further boost those rates through greater operating reliability and uptime, and increased conversion capacity.
- **MARKETING OPERATIONS EXPANDED IN ASIA** | Conoco became a larger player in Asia by increasing our strong marketing presence in Thailand and expanding in Malaysia, where we initiated marketing operations in 1999.



Conoco's U.S. retail marketing strategy is centered around a network of nearly 400 independent marketers, including Bryan Beaver of Carter Petroleum in Kansas City, Missouri. "Conoco and its marketers are partners who support each other's success and are absolutely committed to meeting the needs of consumers," Beaver says.

Downstream Around the World

NORTH AMERICA

REFINERIES TOP TIER IN COST EFFICIENCY

Conoco's four U.S. refineries ranked in the top tier of the industry in cost efficiency within their respective size categories, according to the latest study from Solomon Associates, an independent organization that evaluates refiners. In 2001, the company selected a single contractor to perform all supplemental maintenance, turnarounds and minor construction work at our U.S. refineries. This will maximize efficiency and provide flexibility in planning, scheduling and executing maintenance work.

ACCESS TO LOW-COST FEEDSTOCKS BOOSTS REFINING RESULTS

A key to the profitability of Conoco's U.S. refineries is their ability to process heavy, acidic crude oil and other lower-cost feedstocks.

To capitalize on this ability, the business has begun processing acidic crude oils from the Gulf of Mexico. In addition, by the fourth quarter of 2001, a new unit at our Lake Charles, Louisiana, refinery was processing well above the planned volume of heavy, acidic Petrozuata syncrude from Venezuela. Also, the acquisition of Gulf Canada has added significantly to Conoco's heavy-oil production and reserves. This alignment between conversion capabilities and heavy-oil reserves provides opportunities for further integration between Upstream's production operations and Downstream's refining operations.

AUTOMOTIVE SOLUTIONS BENEFIT ENVIRONMENT

As a major supplier to the automotive industry, Conoco is providing innovative solutions by developing products that benefit the environment through reduced emissions and improved fuel economy. In 2001, Conoco became the first energy company to develop and commercialize a fuel-efficient automotive gear lubricant for passenger cars, and one of the first to develop a new classification of fuel-efficient motor oil.

ASIA PACIFIC

OWNERSHIP OF MALAYSIAN REFINERY INCREASED

The foundation for Conoco's Downstream growth in Asia Pacific is our joint-venture refinery in Melaka, Malaysia – one of the most sophisticated facilities in the region. In 2001, Conoco increased its ownership in the refinery to 47 percent.

Increased throughput and enhanced reliability improved Melaka's operating performance during the year. The quality of this facility was recognized by a Solomon Associates study that ranked it in the first quartile regionally for "net cash margin per barrel."



Service station attendant Kamaruddin bin Hashim assists a customer at one of Conoco's new Malaysia retail outlets.

CONOCO LEADS MARKET IN THAILAND; OFF TO A STRONG START IN MALAYSIA

Conoco is drawing new customers to its branded outlets in Thailand and Malaysia by employing marketing strategies based on our U.S. convenience store model. Conoco has captured 6 percent of the retail market in Thailand with only 132 outlets. Average sales of fuel and convenience products per station far exceeded those of our competitors. In the future, Conoco plans to double the number of stores in Thailand.

In Malaysia, Conoco opened seven new ProJET outlets in 2001, bringing the total to 11. Sales of fuel and convenience products (through our destina-brand stores) already are exceeding the market average, and Conoco plans to continue expanding – ultimately creating a network of 150 stores.

LUBRICANT SALES GROW IN ASIA PACIFIC

Sales of Conoco's superior hydrocracked lubricant products continued to increase in selected Asian markets. The company is poised for growth with premium-grade products that are environmentally friendly and fuel-efficient.

EUROPE

REFINING STRENGTH PROVIDES KEY ADVANTAGE

Conoco's Downstream business in Europe is based on low-cost, high-volume marketing operations supplied by some of the region's most efficient refineries. The company has total refining capacity of 312,000 barrels per day at four facilities – the wholly owned Humber refinery in the United Kingdom, and the partly owned MiRO refinery in Germany and Kralupy and Litvinov refineries in the Czech Republic. A Solomon Associates study showed that Humber and MiRO are top quartile regionally in "net cash margin per barrel."

Humber is recognized as one of the safest facilities in Europe. That record, however, was marred in

2001 by an explosion. Fortunately, there were no serious injuries, and the company moved quickly to address concerns in the neighboring communities. Although the facility was closed for 10 weeks, the economic impact of the event was minimized by insurance recoveries and the consolidation of major repairs with a planned maintenance turnaround.

UPGRADES BOOST REFINING CAPABILITIES

Upgrades made during the past two years have enabled the Humber and MiRO refineries to take advantage of significant tax incentives being offered by several countries to encourage the early production of fuels meeting 2005 European clean-fuel specifications.

In the Czech Republic, a new fluid catalytic cracker brought onstream at the Kralupy refinery has enabled the facility to improve its yield and increase production of higher-value products.

CUSTOMER FOCUS – A STRATEGY FOR SUCCESS

Conoco's western European marketing operations include some 2,000 retail outlets in Austria, Belgium, Denmark, Finland, Germany, Luxembourg, Norway, Sweden, Switzerland and the United Kingdom, offering products primarily under the JET brand. The key to Conoco's success in the diverse and highly competitive European market is tailoring our offerings to customer preferences in each country or region.

Conoco continues to invest in central and eastern European countries with significant growth potential. We now have 130 outlets in the Czech Republic, Poland, Hungary and Slovakia, and the early results are encouraging.

Conoco's 175 company-operated service stations in the highly competitive U.K. market were sold to an independent marketer in late 2001. The stations will continue to be supplied by the Humber refinery, which also supplies aviation fuel to the growing bulk market. European sales of aviation fuel rose strongly in 2001, despite the global downturn in air travel.

GLOBAL CARBON BUSINESS

COKE MAKES GAINS IN A DIFFICULT YEAR

Conoco is a major producer of high-value specialty graphite coke and the only supplier with multiple production locations – the Lake Charles, Louisiana, and Humber (U.K.) refineries. Although the incident at Humber disrupted coke production in Europe, the company continued to supply its international electrode and anode coke customers by increasing supplies from North America and re-allocating global inventories. In addition, the coke business made important gains in product quality and market share during the year, especially in the growing Asian market.


SENTINEL

Conoco's double-hulled tankers, including the *Sentinel*, transport synthetic crude oil from the Petrozuata project in Venezuela and crude oil from Mexico to the company's Lake Charles, Louisiana, refinery. Conoco was the first major petroleum company to operate a 100 percent double-hulled fleet.

Downstream Outlook

Conoco expects continued volatility in the global Downstream business, as well as further industry consolidation, which will make the sector even more competitive.

Says Jim Nokes: "To improve our strong competitive position in Downstream, we will continue to pursue innovative growth opportunities that can significantly enhance our business with limited capital investment, and we will continue to upgrade the Downstream business in sustainable ways. This will ensure that we have a balanced portfolio capable of generating strong returns, even in highly cyclical markets. We're also committed to strengthening individual leadership skills throughout the organization in order to deliver extraordinary results."





Conoco scientist Nithya Srinivasan examines a sample of the extremely clean diesel fuel that can be produced from natural gas through the company's proprietary gas-to-liquids process. The environmentally friendly product will reduce the amount of harmful emissions produced by tractor trailers and other vehicles.



Conoco plans to begin manufacturing its proprietary pitch-based carbon fiber product at a new plant in Ponca City, Oklahoma, in mid-2002. The plant's design allows for an expansion from an initial 4 million pounds of carbon fiber per year to 8 million pounds.

CONOCO SET TO PRODUCE REVOLUTIONARY CARBON FIBERS

"Our proprietary technology uses a less-expensive feedstock than conventional processes, allowing for the mass production of high-value carbon fibers from the tar-like remnants of petroleum refining. We believe our innovative product could redefine the global carbon fibers industry."

Jim Taylor, General Manager – Cevolution Business Unit

Conoco is on the verge of bringing its new carbon fiber product to market. Start-up of our first commercial-scale manufacturing facility is under way at Ponca City, Oklahoma, with first production expected in mid-2002. The plant has an initial capacity of 4 million pounds per year and is designed to allow expansion up to 8 million pounds per year.

This new carbon fiber business is built on Conoco's 40-plus years of leadership in carbon upgrading. Included in the business' portfolio of carbon-based products is a line of high-performance, petroleum-based carbon fibers developed to be lightweight and exhibit exceptional durability, strength and conductive properties.

We believe Conoco's carbon fiber products have the potential to revolutionize the materials industry by meeting some of the most demanding requirements across many major market segments. The company is developing products for applications in high-volume markets, such as composites, electronics, portable power sources, automotive parts and reinforced concrete panels and other rugged structural materials. In the power segment, Conoco's products have the potential for use in lithium-ion batteries and, looking to the future, in the manufacture of hydrogen fuel cells.

Conoco is actively pursuing business opportunities for the use of its carbon fiber material on three continents. To be closer to its future customers, the company in 2001 opened its second regional office, in Amsterdam, the Netherlands. The first office was opened in 2000 in Tokyo to serve the Asian market.

To emphasize Conoco's growing role in the "composites revolution," the company has given its carbon fibers business the name Cevolution (pronounced see-volution). The name is reflective of the company's increased focus on its materials business.

"With the integration of several new carbon-based technologies into our growing line of products, Conoco's carbon fibers business is positioning itself at the forefront of a rapidly changing global marketplace demanding new, high-performance materials that also contribute to sustainability," says Carin Knickel, Vice President, Carbon Businesses.

GTL PLANT TO SHOW COMMERCIAL CAPABILITY

"Conoco's gas-to-liquids technology could make it possible to economically develop the world's extensive 'stranded' natural gas reserves. Globally, there's an estimated 3,500 trillion cubic feet of gas that can't be developed economically because it is too far from existing gas markets. Tapping that resource represents huge potential for Conoco."

Jim Rockwell, Manager – Gas-to-Liquids

In the summer of 2001, Conoco broke ground on a $75 million gas-to-liquids (GTL) demonstration plant designed to show the commercial capability of the company's proprietary technology for converting natural gas into a sulfur-free middle distillate, such as diesel fuel. Although not commercial in scale, Conoco's plant still will be the third-largest such facility in the world.

This plant, located adjacent to the company's Ponca City, Oklahoma, refinery, will be able to produce 400 barrels per day of clean products from natural gas. Once Conoco's GTL technology is proven, the company will be ready to begin construction in 2004 of a full-scale GTL plant capable of producing 50,000 to 100,000 barrels per day.

A study by refining consultant Chem Systems has shown Conoco's GTL process to be the most efficient and one of the least expensive gas conversion technologies available. Specifically – in addition to producing more product per unit of inlet gas – the process has lower oxygen requirements and utilizes a smaller reactor design, which translate to lower capital costs and a higher degree of sustainability. This same process also can produce sulfur-free naphtha (a premium petrochemical feedstock) and sulfur-free waxes and paraffins, which are base stocks for lubricants and other specialty products.

Conoco's natural gas initiative isn't limited to GTL. The company is developing other technologies for capturing value from gas reserves. These options include converting natural gas to methanol or petrochemicals, or using it to fuel power generation.

"Our overall objective is to provide total solutions for customers worldwide, helping them gain the greatest value for their gas reserves," Jim Rockwell says. In recognition of this "total solution" approach to meeting customers' needs, the Natural Gas Refining business has been named Conoco Gas Solutions.



This artist rendering (foreground) shows the power plant Conoco is building in the U.K. At rear in the photo is the company's Humber refinery.

GROUP SEEKS TO CAPTURE VALUE OF NATURAL GAS

In 2001, Conoco divided its global power business into two groups. We combined our U.S. power operations with the company's North American gas and power marketing business (see page 10 in the Upstream section). Overseas, we re-formed the international group as Conoco's Power, Water and Midstream Gas organization, which serves as an "enabler" – helping Conoco develop opportunities to capture the value of natural gas.

"At Conoco, a top priority is creating value through integrated solutions," says Mike Swenson, manager of the new group. "We're particularly interested in being involved with the development of the vast hydrocarbon reserves in the Middle East. In order to be responsive to the needs of our customers in that region, we need to have a good understanding of water issues and technologies, and how they can be integrated with our gas and power strengths to provide better solutions. These capabilities, which are inextricably linked in that part of the world, help create a distinct competitive advantage for Conoco."

The group also looks for opportunities to reduce costs, improve reliability and increase integration through the development of combined heat and power – or "cogeneration" – facilities in conjunction with company sites. An example is the 730-megawatt plant under construction at our Humber refinery in the United Kingdom. It will be one of the largest, cleanest and most efficient cogeneration plants in Europe.

CONOCO FORMALIZES COMMITMENT TO SUSTAINABILITY

"While Conoco has for decades conducted its business by the basic tenets of sustainable growth through its core values – safety and health, environmental stewardship, business ethics and valuing all people – in 2001, we formalized that commitment by developing a sustainable growth policy that applies to all of Conoco's operations and activities worldwide. We believe this step reflects how seriously we take our responsibility to be a good corporate citizen wherever we operate."

Archie W. Dunham, Chairman, President and CEO

Conoco's sustainable growth policy states, in part: *"Conoco is committed to providing safe, reliable, affordable energy and related products and solutions that meet the changing needs of our customers, while respecting the local and global environment, contributing to social progress and the quality of life wherever we operate, and providing our shareholders with an attractive return on their investment."*

The company established this policy because we believe that businesses – along with governments, society and individuals – have a shared responsibility to contribute to the increased sustainability of life throughout the world.

In addition to this new policy, Conoco has formalized its position on global climate change and is developing a position on social progress.

The key challenge in addressing global climate change is to identify and implement effective greenhouse gas-reduction policies that do not diminish the quality of life or economic well-being of the world's populations.

Also, we believe poverty is a significant barrier to social progress. Conoco contributes to economic growth by creating jobs, developing local people's talent and potential, increasing national income and making major investments to deliver energy and related products to consumers and industry.

In response to these challenges, and consistent with our core business competencies and our commitment to sustainable growth, Conoco is focused



In Vietnam, where Conoco has rapidly growing exploration and production operations, the company established a flood relief program that included constructing flood-proof homes, like this one, for about 140 families.



In Venezuela, where Conoco is conducting exploratory drilling in the shallow waters of the Gulf of Paria, the company is carrying out an extensive community outreach program aimed at improving the quality of life for inhabitants of area villages.

primarily on developing more efficient ways of finding, producing and processing the oil and natural gas required to fuel economic growth and social progress, while further reducing the impact of our operations on the environment.

In the longer term, Conoco will produce cleaner, more efficient energy solutions and high-value products, and manage them innovatively, profitably and responsibly.

Financial success is integral to sustainability, because it makes possible the initiatives that support environmental protection and social progress.

Conoco's commitment to sustainability has been recognized by our selection to membership in the Dow Jones Sustainability World Index for the second consecutive year. In addition, Conoco has the distinction of being the only energy company named to the FTSE4Good U.S. 100 Index. These market-driven assessments recognize that sustainability is good business – in that reducing environmental impacts and increasing efficiency can lower costs and uncover new revenue opportunities.

At Conoco, we also place great importance on maintaining meaningful relationships with all stakeholders, including customers, partners and host governments around the world, as well as the people we encounter in our global pursuit of new energy resources. We never forget that every location – from an urban retail outlet to a remote drilling site – has its own people and culture. It is our responsibility to understand and respect our various stakeholders, so we can more effectively respond to their expectations.

Our philanthropic programs contribute to the sustainability of society. The result might be helping the citizens of Indonesia's Matak Island develop tailoring skills or helping indigenous people in the Russian Arctic improve the processing of reindeer meat, a major food source.

Our Approach

MAKING SUSTAINABILITY FUNDAMENTAL TO DOING BUSINESS AROUND THE WORLD

Our commitment to Conoco shareholders is to provide a strong return on their investment. We intend to achieve that commitment in a manner that respects the environment and contributes to social progress. To do that, Conoco must integrate the principle of sustainable growth into our strategic planning, decision-making and operating processes. It must be a fundamental part of our approach to every new opportunity.

A good example of integrating sustainability into an operating project is our exploration activity in Venezuela's Gulf of Paria, an environmentally sensitive delta system that is vital to the local economy. To protect the area, the company developed methods to eliminate discharges of drilling mud and cuttings at the site. Recycling also helps reduce the impact of the operation.

KEEPING THE LINES OF COMMUNICATION OPEN

Maintaining a dialogue with stakeholders is critical to responding effectively to their expectations and concerns. The understanding gained from this dialogue enables us to identify potential risks and work with stakeholders to avoid or mitigate those risks. Also, by knowing stakeholders' expectations and concerns, Conoco can apply our capabilities to develop energy solutions – creating new business opportunities.

One way we keep the lines of communication open with local residents is through citizens' advisory councils in communities in the United Kingdom and the United States where we have major refining facilities.

TAKING RESPONSIBILITY FOR PRODUCTS THROUGHOUT THEIR LIFE CYCLES

Simply put, product stewardship means minimizing hazards and impacts of a product on human health and the environment throughout the product's life cycle. Therefore, we believe it is part of our responsibility to assess and manage the overall impact of Conoco's operations, products and services. We've begun by incorporating this concept into the development of our carbon fiber products and gas-to-liquids technology.

Conoco's new carbon fiber business, which is expected to begin manufacturing in mid-2002, has estimated the environmental impact of its product – from developing the carbon fiber material and manufacturing the product to customer use and end-of-life disposal. The assessment will serve as a baseline for measuring the business' progress toward its product stewardship goals.

Conoco's gas-to-liquids (GTL) technology holds the potential to convert trillions of cubic feet of natural gas into clean, sulfur-free diesel fuel that could displace less-efficient, higher-emission fuels. Conoco will perform engine testing with GTL diesel and conduct a life-cycle analysis of the fuel. We'll also compare GTL diesel to other products, evaluating how these fuels compare in terms of cost, emissions and performance.

MAINTAINING TRANSPARENCY AND ACCOUNTABILITY

An important element of sustainability is being transparent in our operations and accountable to our stakeholders. We invite our stakeholders to examine Conoco's performance, as summarized in our annual Sustainable Growth Report (see inside back cover for details).

Accountability for Conoco's financial performance and our four core values is driven by Chairman, President and CEO Archie Dunham and is supported by the senior management team. All Conoco managers have a personal responsibility to operate in accordance with our core values and to further the company's commitment to sustainable growth. We emphasize the importance of this responsibility by linking managers' performance in these areas to their compensation.

Our Core Values

PROVIDING A STRONG FOUNDATION

Conoco's four core values – safety and health, environmental stewardship, business ethics and valuing all people – serve as a strong foundation for our commitment to sustainable growth. These values, combined with our passion for delivering business excellence, guide our actions and have instilled a strong sense of responsiveness and responsibility within the company.

SAFETY – AN INTEGRAL PART OF OUR CULTURE

Conoco has ranked as the safest U.S. oil and natural gas company for 17 of the past 23 years – and has



As an energy company with operations in many countries around the world, Conoco is strongly committed to learning about the culture of our hosts, and working with them in relationships of mutual respect.

held that record consecutively for the past five years, according to American Petroleum Institute (API) data. In 2001, Conoco's U.S. employees achieved a total recordable injury rate of 0.60 injuries per 100 full-time employees. Worldwide, our injury rate was 0.40.

Conoco has reached this exceptional level of care because employees take personal accountability for their own safety and that of their co-workers. They live by the motto: "Our work is never so urgent or important that we cannot take time to do it safely," which dates back more than half a century.

Living up to that motto, the employees of Conoco's North American Marketing group have reached a remarkable level of safety, reducing total recordable injuries from 73 in 1993 to just one in 2001. The year before, an API benchmarking survey indicated that the group's safety record was 16 times better than the next best-in-class competitor and 53 times better than the industry average.



In operations outside the United States, Conoco's policy is to minimize the number of expatriates on staff by employing and training residents of the host country to fill as many technical and managerial positions as possible. Above, this Indonesian, who goes by the name Wilzardo, is a senior production operator aboard Conoco's Belida production platform offshore Indonesia.

ENVIRONMENTAL STEWARDSHIP IS GOOD BUSINESS

Conoco's commitment to environmental stewardship was formalized nearly 35 years ago with the development of our first environmental policy. In the years since, we have revised the policy periodically to reflect society's greater expectations – and our own improved technological ability to reduce the impact of our operations on the environment.

We believe that improvements in environmental performance, such as reductions in emissions and wastes, not only benefit society, but also make good business sense. By continuously improving our environmental performance, we can lower costs and become more competitive.

A good example of continuous improvement can be found at the company's Billings, Montana, refinery, which has the lowest level of sulfur dioxide emissions among the region's three refineries (based on 2000 data). Since 1983, the Billings refinery has reduced its annual sulfur dioxide emissions by 75 percent.

SETTING THE BAR HIGH FOR BUSINESS ETHICS

At Conoco, adherence to high ethical standards is a condition of employment. The company has a formal ethics policy and established procedures for conducting business with integrity and in compliance with all applicable laws. Employees are required to review the policy and procedures regularly and complete an annual certificate of compliance.

This core value is seen in action in Indonesia, where our long-time affiliate has taken a public stand on business ethics, even though it sometimes has made achieving business objectives more difficult in the short term. For their commitment, the management team of Conoco Indonesia Inc. Limited received Conoco's 2001 President's Award for Business Ethics. The President's Awards are the highest honor Conoco bestows for advancing our core values.

VALUING ALL PEOPLE PROVIDES POWERFUL ADVANTAGE

As an international energy company, Conoco has a diverse global work force. We also live and work in communities with unique and diverse cultures. By drawing on the different perspectives and cultures of our employees, as well as their combined knowledge and creativity, and by respecting and learning from the communities in which we live and operate, Conoco gains a powerful business advantage.

Employees and supervisors work together to identify steps employees can take to develop new skills in their current jobs and set a course for their future development. This helps employees reach their personal career goals, while developing a globally diverse work force with the skills and talents to support Conoco's long-term business objectives.

"After working for two years at Conoco's Houston headquarters, now as a director of financial analysis, I have a greater appreciation for the company's core values – especially its global commitment to people – and a better understanding of our business," says Emeka Oyolu, a Conoco Nigeria employee. "I feel I have become a broader citizen of Conoco."

A critical element of our Valuing All People core value is promoting alignment between employee and business goals. Under Conoco's employee profit-sharing program, called "Conoco Challenge," 11,000 non-management employees worldwide receive special compensation awards in proportion to the annual performance of the company overall, and the performance of their individual business unit or function.

A FINAL WORD ON SUSTAINABILITY

To sum up Conoco's stance on sustainability, Chairman, President and CEO Archie Dunham says: "Conoco's fundamental objective is to achieve profitable and sustainable growth in its businesses around the world. Sustainability is a journey rather than a destination. We don't have all the answers, and we can't reach sustainability in isolation. But by listening to, and learning from, our stakeholders, we can help create a sustainable future."

LISTING OF TERMS

FINANCIAL TERMS

After-tax Operating Income | Total operating revenues less total applicable operating costs (these costs include income taxes, but specifically exclude the after-tax impact of non-operating items, such as interest on debt, interest income and currency exchange gains/losses).

Cash Provided by Operations | Cash earnings from operations, representing the amount available to fund capital programs and financing activities, such as the repayment of debt and payment of dividends.

Interest Coverage Ratio | Pretax income before special items, excluding interest and debt cost incurred and equity earnings, divided by interest and debt cost incurred.

Net Income | Total revenues less total applicable costs, including income taxes and non-operating items, such as interest on debt, interest income and currency exchange gains/losses.

Return on Capital Employed | A measure of annual net income before special items, excluding after-tax debt cost incurred and minority interests incurred; generated as a percentage of total capital employed (comprised of stockholders' equity, debt and minority interests and excluding goodwill), where capital employed is computed as a two-year average.

Return on Stockholders' Equity | Net income before special items, excluding minority interests incurred, as a percent of the two-year average of minority interests and stockholders' equity/owner's net investment.

Special Items | Transactions affecting net income that are not representative of underlying/ongoing operations. Special items are defined by management as significant and non-recurring.

Total Debt As a Percent of Total Capitalization | Total borrowings as a percent of stockholders' equity/owner's net investment, total borrowings and minority interests.

Total Shareholder Return | The difference in share price from one year-end to the next, plus dividends, as a percentage of the year's opening stock price.

OPERATING TERMS

Acreage | Land leased or licensed for oil and gas exploration and production.

Appraisal Drilling | Drilling carried out following an oil or gas discovery to determine the physical extent of the reservoir, the reservoir characteristics, the amount of reserves it is likely to hold and the likely production rate.

Carbon Fibers | Filaments of carbon, about 1/10th the diameter of a human hair, that provide high strength, light weight, extreme stiffness, conductivity and chemical inertness when used alone or as reinforcements in other materials.

Coke | A solid carbon product produced by thermal cracking.

Feedstock | Crude oil, natural gas liquids, natural gas or other materials used as raw ingredients for making gasoline or other petroleum products.

Integrated | Being involved in both upstream and downstream segments of petroleum operations, as well as related businesses such as carbon fiber manufacturing and power generation. Also, possessing a range of skills, such as in finance and commercial business, that together expand the options available to customers.

Proved Reserves | Estimated quantities of hydrocarbons that geological and engineering data demonstrate will be recoverable from known oil and natural gas reservoirs under existing economic and operating conditions.

Reservoir | A porous, permeable sedimentary rock formation containing oil and/or natural gas.

Synthetic Crude Oil (syncrude) | A refinery feedstock produced from tar-like, extra-heavy hydrocarbon. The syncrude produced by Conoco's Petrozuata project in Venezuela is a medium-gravity (20°-26° API) product. The syncrude produced by the Canadian Syncrude joint venture is a lighter-gravity (31°-32° API) product.

Throughput | The total amount of raw material that is processed by a refinery in a given time.

"Conoco cost-effectively financed the $6.5 billion Gulf Canada acquisition and took immediate action to reduce the amount and cost of the debt incurred. The steps include a $1 billion asset disposition program, redeeming high-cost Gulf debt, issuing low-cost, long-term debt and executing an oil and gas derivative program through 2002 to protect the value of the acquisition in a deteriorating price market."

Bob Goldman, Senior Vice President, Finance, and Chief Financial Officer



CAPITAL EXPENDITURES AND INVESTMENTS (millions of dollars)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
United States
International

In 2001, Conoco's capital expenditures of $2.8 billion were up slightly over the previous year. In 2002, the company's $2.8 billion capital budget is focused on developing oil and natural gas reserves in North America, the United Kingdom and Southeast Asia.



PROVED RESERVES (millions of barrels of oil equivalent)
4,000
3,000
2,000
1,000
0
97
98
99
00
01
Oil
Natural Gas
Canadian Syncrude

Conoco's 2001 year-end proved reserves increased to nearly 3.6 billion barrels of oil equivalent (BOE), including Canadian syncrude, up 35 percent from year-end 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

References to "Conoco," "we" or "us" are references to Conoco Inc. and its consolidated subsidiaries.

This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates," "will," "should" and similar expressions.

We have based the forward-looking statements relating to our operations on our current expectations and on estimates and projections about Conoco and the petroleum industry in general. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- fluctuations in crude oil and natural gas prices and refining and marketing margins;
- potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;
- unsuccessful exploratory drilling activities;
- failure of new products and services to achieve market acceptance;
- unexpected cost increases or technical difficulties in constructing or modifying company manufacturing and refining facilities;
- unexpected difficulties in mining, manufacturing, transporting or refining synthetic crude oil;
- ability to meet government regulations;
- potential disruption or interruption of our production facilities due to accidents, political events or terrorism;
- international monetary conditions and exchange controls;
- liability for remedial actions under environmental regulations;
- liability resulting from litigation;
- general domestic and international economic and political conditions, including armed hostilities and terrorism; and
- changes in tax and other laws applicable to our business.

The discussion and analysis of Conoco's financial condition and results of operations should be read in conjunction with Conoco's consolidated financial statements included in this report.

The initial public offering of Conoco's Class A common stock commenced on October 21, 1998. The initial public offering consisted of approximately 191 million shares of Class A common stock issued at a price of $23.00 per share, and represented E.I. du Pont de Nemours and Company's (DuPont) first step in the planned divestiture of Conoco. After the initial public offering, DuPont owned 100 percent of Conoco's Class B common stock (approximately 437 million shares), representing approximately 70 percent of Conoco's outstanding common stock and approximately 92 percent of the combined voting power of all classes of voting stock of Conoco. On August 6, 1999, DuPont concluded an exchange offer to its stockholders, which resulted in all 437 million shares of Class B common stock being distributed to DuPont stockholders. The exchange offer was the final step in DuPont's planned divestiture of Conoco.

On September 21, 2001, Conoco's shareholders approved the combination of our Class A and Class B common stock into a single class of new common stock on a one-for-one basis. The combination was effective on October 8, 2001. The number of shares of common stock issued and outstanding as of December 31, 2000, has been restated to give effect to the combination. There was no effect on previously reported earnings per share amounts.

On November 18, 2001, Conoco and Phillips Petroleum Company (Phillips) announced that their boards of directors unanimously approved the merger of the two companies. The new company will be named ConocoPhillips. Under the terms of the agreement, Phillips shareholders will receive one share of new ConocoPhillips common stock for each share of Phillips common stock they own and Conoco shareholders will receive .4677 shares of new ConocoPhillips common stock for each share of Conoco common stock they own. The merger is conditioned upon, among other things, the approvals of the shareholders of each company and customary regulatory approvals. Both companies held special meetings of shareholders on Tuesday, March 12, 2002, and the shareholders of both companies approved the proposed merger. Completion of the transaction is expected in the second half of 2002.

Conoco has three operating segments – upstream, downstream and emerging businesses. Upstream operating segment activities include exploring for, developing, producing and selling crude oil, natural gas and natural gas liquids; and Syncrude mining operations (Canadian Syncrude). Downstream operating segment activities include refining crude oil and other feedstocks into petroleum products; buying and selling crude oil and refined products; and transporting, distributing and marketing petroleum products. Emerging businesses operating segment activities include the development of new businesses beyond our traditional operations. Currently, we are involved in the carbon fibers (Conoco Cevolution®); natural gas refining, including gas-to-liquids; and international power businesses. We have five reporting segments. Four reporting segments reflect the geographic division between the U.S. and international operations for our upstream and downstream businesses. One reporting segment is for emerging businesses. Corporate includes general corporate expenses, financing costs and other non-operating items, and captive insurance operations.

Conoco considers portfolio optimization to be an ongoing business strategy and continuously seeks to rationalize its investment portfolio in order to maximize profitability. Over the past five years, Conoco has generated proceeds of approximately $2,465 million, averaging about $493 million a year, through the disposal of marginal and non-strategic producing properties, while upgrading and redirecting its exploration portfolio and increasing its ownership in large-scale properties. As a result, we have increased production by 34 percent on a barrel-of-oil-equivalent (BOE) basis while undergoing this rationalization. Our policy is to report material gains and losses from individual asset sales as special items when reporting consolidated net income.

Conoco conducts its activities through wholly and majority-owned subsidiaries and, increasingly, through equity affiliates. This trend of conducting business in the petroleum industry through equity affiliates is expected to increase in the future as Conoco attempts to minimize either the capital or political risks associated with new large-scale, high-impact projects and capture synergies leading to growth opportunities.

Conoco's profitability is largely determined by the difference between prices received for crude oil, natural gas, natural gas liquids, Canadian Syncrude and refined products produced, and the costs of finding, mining, developing, producing, refining and marketing these resources. Conoco has no control over many factors affecting prices for its products. Prices for crude oil, natural gas, Canadian Syncrude and refined products may fluctuate widely in response to changes in global and regional supply, political developments and the ability of the Organization of Petroleum Exporting Countries (OPEC) and other producing nations to set and maintain production levels and prices.

Crude oil and natural gas prices in 2001 decreased from the prices experienced during 2000. West Texas Intermediate crude oil averaged $25.97 per barrel for 2001, a decrease of $4.18 from $30.15 per barrel in 2000. In addition, NYMEX natural gas spot prices averaged $4.38 per thousand cubic feet (mcf) in 2001, up $.67 from $3.71 per mcf in 2000. Conoco had lower earnings for the year, largely due to lower crude oil prices, partially offset by higher gas prices and healthy refining margins in the U.S.

Prices for crude oil, natural gas, Canadian Syncrude and refined products also are affected by changes in demand for these products. Changes may result from global events, as well as supply and demand in industrial markets, such as the steel and aluminum markets. Even small decreases in crude oil, natural gas and Canadian Syncrude prices and refined product margins may adversely affect Conoco. Lower crude oil, natural gas and Canadian Syncrude prices may reduce the amount of oil, natural gas and Canadian Syncrude reserves Conoco can produce economically, and existing contracts that Conoco has entered into may become uneconomic.

Local political and economic factors in international markets may have a material adverse effect on Conoco. There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas or refined product pricing and taxation; other political, economic or diplomatic developments; changing political conditions; and international monetary fluctuations. Recent turmoil in regions such as Russia, Asia Pacific, the Middle East and South America has subjected Conoco's operations in these regions to increased risks. These risks include:

- the risk of political and economic instability;
- the risk of war and terrorism;
- the risk that Conoco's property will be seized by a foreign government with or without compensation;
- the risk of confiscatory taxation;
- the risk that foreign governments will attempt to renegotiate or revoke existing contractual arrangements;
- increased risks of fluctuating currency values, hard currency shortages and currency controls; and
- the risk of civil unrest and changes in government.

Actions of the U.S. government also can expose Conoco's operations to risk. The U.S. government can use tax and other legislation, executive orders and commercial restrictions to prevent or restrict Conoco from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited Conoco's ability to operate in, or gain attractive opportunities in, various countries. Actions by both the U.S. and host governments have affected operations significantly in the past and will continue to do so in the future.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements, management is required to select appropriate accounting policies and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain of those accounting policies involve judgments and uncertainties and there is reasonable likelihood that materially different amounts could have been reported had different assumptions and judgments been made.

OIL AND GAS ACTIVITIES

The accounting for our upstream oil and gas activities is subject to special accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. Conoco has elected to use the successful efforts method. A description of our policies for oil and gas properties, impairment, maintenance and repair activities is located in note 2 to our consolidated financial statements.

The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalized and written-off (depreciated) over time.

OIL AND GAS RESERVES

Engineering estimates of Conoco's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved." Proved reserve estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Depreciation rates are determined based on estimated proved reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved reserves decreases our depreciation, depletion and amortization expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.

CANADIAN SYNCRUDE RESERVES

Canadian Syncrude proven reserves cannot be measured precisely. Reserve estimates of Canadian Syncrude are based on subjective judgments involving geological and engineering assessments of in-place crude bitumen volume, the mining plan, historical extraction recovery and upgrading yield factors, installed plant operating capacity and operating approval limits. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting the bitumen and upgrading it into a light sweet crude oil.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining such amounts as depreciation expense, impairment expense and estimated future cash flows relating to mining operations.

IMPAIRMENTS

If circumstances indicate that the net book value of an asset or investment, including oil and gas properties, may not be recoverable, this asset may be considered "impaired," and an impairment loss may be recognized in accordance with Statement of Financial Accounting Standards (SFAS) Nos. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" or Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The amount of impairment loss is the difference between the carrying amount of the asset or investment and its fair market value. It is difficult to precisely estimate fair value because quoted market prices for our assets and investments are not easily available. We will use all readily available information in determining an amount that is a reasonable approximation of fair value, including the net present value of future net cash flows based on reserve quantities as indicated above.

In recording the purchase of Gulf Canada Resources Limited (Gulf Canada), we recorded a material amount of goodwill. Under current accounting rules, goodwill is not amortized; instead, it is subject to annual impairment testing. Effective January 1, 2002, impairment testing will use the fair market value of individual reporting units to which goodwill has been allocated to determine whether an impairment exists. Management will use all reasonably available information to make these fair value determinations and may hire an outside firm to help in determining reporting unit fair values.

ASSET RETIREMENT OBLIGATIONS

Conoco has significant obligations to remove tangible equipment and restore land or seabed at the end of operations. Our removal and restoration obligations are primarily associated with plugging and abandoning wells and removal and disposal of offshore oil and gas platforms around the world. The estimated undiscounted costs, net of salvage value, of dismantling and removing these facilities are accrued over the productive life of the asset. Estimating the future asset removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. In addition, the Financial Accounting Standards Board (FASB) has recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which significantly changes the method of accruing for costs, associated with the retirement of fixed assets, that an entity is legally obligated to incur. We are evaluating the impact and timing of implementing SFAS No. 143.

ENVIRONMENTAL LIABILITIES

Conoco incurs costs to comply with complex environmental laws and regulations, and internal voluntary programs. These costs are significant and will continue to be so in the foreseeable future. We accrue for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. It is difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, as well as changing economic and political environments. Also, it is difficult to determine our liability in proportion to that of other responsible parties. As a result, from time to time significant charges to income may be recorded to properly accrue for such liabilities. For additional information, see note 28 to the consolidated financial statements.

CONTINGENCIES

In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Conoco accrues for all known and estimable contingencies. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments. We review these contingencies on at least a quarterly basis to determine if new accruals need to be recorded or if adjustments to existing accruals need to be made. In accordance with SFAS No. 5, "Accounting for Contingencies," accruals are recorded when an adverse outcome is probable and the amount can be reasonably estimated. For additional information, see note 28 to the consolidated financial statements.

INVENTORIES

Conoco uses the last-in, first-out (LIFO) method for determining the value of crude oil and petroleum products and Canadian Syncrude inventories. Under the LIFO method, cost of goods sold more closely reflects current prices and inventory value more closely reflects prior period costs. As a result, the valuation of inventory is more likely to experience lower-of-cost-or-market impairments, as compared to other methods, when price levels decline. In addition, current period earnings could be impacted when inventory is drawn down into prior LIFO cost inventory layers. In determining how to price the LIFO layers each period, we use objective evidence based on internally developed criteria that are consistently applied.

FOREIGN CURRENCY

Conoco has operations in numerous countries and conducts business transactions in several foreign currencies. In accounting and reporting for these foreign operations, U.S. Generally Accepted Accounting Principles require that an entity designate a "reporting currency" in which its financial statements are presented and designate the "functional currency" of each of its foreign operations. Selection of the functional currency involves management judgment regarding the economic environments in which foreign entities conduct business. The selection of a functional currency affects our income statement as foreign currency gains and losses from re-measurements into the functional currency are reported in current period income and gains and losses from translation from the functional currency into the "reporting currency" are not reported in current income, but instead are recorded in other comprehensive income in the Stockholders' Equity section of the balance sheet. The U.S. dollar is Conoco's reporting currency, as well as the functional currency of all foreign operations except Europe and Canada. The local currency is the functional currency of Conoco's European and Canadian operations.

BASIS OF CONSOLIDATION

The decision of the appropriate method of reporting financial results of investments in activities of affiliates (full consolidation, equity or cost method) is based on:

- the extent of influence Conoco can exert on the affiliate; and
- the structure of the investor agreements.

In assessing the degree of influence, management takes into account the legal structure (corporation, partnership, joint venture, etc.), as well as Conoco's and other investors' voting percentage. The percentage guidelines set forth in the accounting literature are not absolutes, but merely guidelines for making an initial assessment of Conoco's level of control. Other items (e.g., veto rights) also influence whether control exists in actuality. It is necessary to consider all relevant facts and circumstances and apply judgment to ensure that the reporting methods reflect the substance, not just the form, of the relationship between Conoco and its affiliate. Refer to notes 2, 15 and 22 in the consolidated financial statements and Other Liquidity Matters.

DERIVATIVE FINANCIAL INSTRUMENTS

The current accounting rules require that derivative instruments be recorded at fair value. Quoted market prices are the best evidence of fair value. If quoted market prices are not available, management's best estimate of fair value is based on the quoted market price of financial instruments with similar characteristics or on valuation techniques (e.g., option pricing models).

As discussed in further detail in Quantitative and Qualitative Disclosures About Market Risk, Conoco's fair values of exchange traded futures contracts are based on publicly quoted prices. The fair value non-exchange traded contracts (swaps and other over-the-counter instruments) are estimated based on quoted market prices of comparable contracts.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (SFAS 133) requires that gains and losses from the change in fair value of derivative instruments that do not qualify for hedge accounting be reported in current period income, rather than in the period in which the hedged transaction is settled. This may result in significant volatility to current period income.

SFAS 133 is complex and subject to a potentially wide range of interpretations in its application. As such, in 1998 the FASB established the Derivative Implementation Group (DIG) task force specifically to consider and to publish official interpretations of issues arising from the implementation of SFAS 133. The DIG is still active, and the potential exists for additional issues to be brought under its review. Therefore, if subsequent DIG interpretations of SFAS 133 are different than our current policy, it is possible that our policy, as stated above, would be modified.

LIQUIDITY AND CAPITAL RESOURCES

CASH PROVIDED BY OPERATIONS

Cash provided by operations in 2001 decreased $297 million to $3,141 million versus $3,438 million in 2000. Cash provided by operations before changes in operating assets and liabilities increased $434 million compared to 2000, primarily due to higher natural gas prices and strong U.S. refining margins in the first six months of the year, increased crude oil and natural gas volumes and higher dividends from equity affiliates, partially offset by lower crude oil prices. Negative changes to net operating assets and liabilities of $731 million were due to decreases in payables, partially offset by a decrease in accounts receivable.

Cash provided by operations in 2000 increased $1,222 million to $3,438 million versus $2,216 million in 1999. Cash provided by operations before changes in operating assets and liabilities increased $1,376 million compared to 1999, primarily due to higher crude oil, natural gas and natural gas liquids prices, along with stronger refining margins and higher dividends from equity affiliates. Negative changes to net operating assets and liabilities of $154 million were due to increased inventories and funds required for the recent commencement of a service contract in Syria, partially offset by decreases in accounts receivable and higher taxes payable.

INVESTING ACTIVITIES

PURCHASE OF BUSINESSES

On July 16, 2001, Conoco, through a wholly owned subsidiary, completed the acquisition of all the ordinary shares of Gulf Canada, now known as Conoco Canada Resources Limited (Conoco Canada) for approximately $4,571 million in cash plus assumed liabilities and minority interests. For ease of reference, we will refer to Conoco Canada as Gulf Canada. Prior to the acquisition, Gulf Canada was a Canadian-based independent exploration and production company, with primary operations in western Canada, Indonesia, the Netherlands and Ecuador. Subsequent to the acquisition, operational responsibilities for Gulf Canada's interests in Indonesia, the Netherlands and Ecuador were realigned within Conoco's regional organizational structure, and operationally Conoco's existing Canadian operations were merged with those of Gulf Canada.

CAPITAL EXPENDITURES AND INVESTMENTS

	Year Ended December 31		
(In millions)	2001	2000	1999
Upstream			
United States	$ 856	$ 667	$ 413
International	1,358[1]	1,486	839
Total upstream	2,214	2,153	1,252
Downstream			
United States	164	344	214
International	225	201	248
Total downstream	389	545	462
Emerging businesses	196	72	69
Corporate	36	26	4
Total capital expenditures and investment	$ 2,835	$ 2,796	$ 1,787
United States	$ 1,218	$ 1,101	$ 700
International	1,617	1,695	1,087
Total	$ 2,835	$ 2,796	$ 1,787

(1) Excludes acquisition of Gulf Canada for $4,571 million cash plus assumed liabilities and minority interests.

Total capital expenditures and investments in 2001, including investments in affiliates and acquisitions other than Gulf Canada, were $2,835 million, an increase of 1 percent versus 2000 capital expenditures and investments of $2,796 million. The increase was due primarily to higher spending on emerging businesses partially offset by lower expenditures on U.S. refining operations. During 2001, 78 percent of total capital expenditures and investments were upstream-related, with a majority devoted to the acquisition of coalbed methane properties in the San Juan Basin and drilling in deepwater Gulf of Mexico, Vietnam, Venezuela and Indonesia, as well as continued development of various fields. Worldwide, approximately $324 million was spent on exploratory drilling and leasing. The decrease in 2001 downstream capital expenditures and investments primarily resulted from decreased expenditures on U.S. refining operations. Emerging businesses capital expenditures and investments increased versus 2000, as a result of continued construction of our first commercial-scale carbon fibers manufacturing plant, in Ponca City, Oklahoma, and project costs associated with our U.S. power business. The increase in corporate capital expenditures and investments was due primarily to computer infrastructure additions.

Total capital expenditures and investments in 2000, including investments in affiliates and acquisitions, were $2,796 million, an increase of 56 percent versus 1999 capital expenditures and investments of $1,787 million. The increase was due primarily to significant acquisitions in the U.K. and U.S., as well as increased capital spending in Indonesia, Vietnam, the Caspian Sea and the Gulf of Mexico. During 2000, 77 percent of total capital expenditures and investments were upstream-related, with a majority devoted to the acquisition of producing acreage in the

North Sea and gas processing plants in Canada and the U.S., and to our Petrozuata joint venture in Venezuela. Worldwide, approximately $204 million was spent on exploratory drilling and leasing. The increase in 2000 downstream capital expenditures and investments primarily resulted from the upgrade to our Lake Charles, Louisiana, refinery to enable it to process Petrozuata synthetic crude. Emerging businesses capital expenditures and investments were essentially unchanged versus 1999, as our initial capital expenditures and investments in our carbon fibers business were offset by a decrease in capital spending in our power business. The increase in corporate capital expenditures and investments was due primarily to investments in several e-commerce initiatives and to computer hardware and software costs.

In 2002, Conoco expects its capital budget, including investments in affiliates and acquisitions, to be about $2,800 million. We expect about $2,300 million will be spent on upstream projects for worldwide exploration, production and natural gas activities, while about $500 million will be spent on downstream projects. These expenditures will be funded primarily through cash flow from operations, augmented as necessary by asset dispositions and existing borrowing capacity.

Upstream

Upstream capital expenditures and investments totaled $2,214 million in 2001. The increase of $61 million, or approximately 3 percent, compared to $2,153 million in 2000, was primarily the result of increased drilling operations. Expenditures in 2001 included the purchase of coalbed methane properties in the San Juan Basin and drilling in deepwater Gulf of Mexico, Vietnam, Venezuela and Indonesia, as well as continued development of various fields.

Upstream capital expenditures and investments totaled $2,153 million in 2000. The increase of $901 million, or approximately 72 percent, compared to $1,252 million in 1999, was primarily the result of the acquisitions of Saga U.K. Ltd. and gas processing plants in the U.S. Additionally, we increased our capital spending in the Caspian Sea, Indonesia and the U.S.

We also have spent approximately $892 million, $705 million and $587 million to develop our proved undeveloped reserves in 2001, 2000 and 1999, and expect to spend an estimated $1,100 million, $1,000 million and $600 million in 2002, 2003 and 2004.

United States

U.S. capital expenditures and investments were $856 million in 2001, an increase of $189 million, or 28 percent, compared to 2000 capital expenditures and investments of $667 million. Expenditures during 2001 were focused on continued development of the Lobo field in south Texas and the acquisition of coalbed methane properties in the San Juan Basin of New Mexico. Expenditures also were centered on the deepwater Gulf of Mexico with the drilling of the appraisal wells in the Magnolia discovery.

U.S. capital expenditures and investments were $667 million in 2000, an increase of $254 million, or 62 percent, compared to 1999 capital expenditures and investments of $413 million. Expenditures during 2000 were focused on continued development of the Lobo field in south Texas and the San Juan field in New Mexico, as well as the acquisition of gas processing plants in the U.S. Expenditures also were centered on the deepwater Gulf of Mexico with the drilling of the Princess discovery near the Ursa field and the drilling of an appraisal well in the Magnolia discovery to confirm the field's commerciality.

International

International capital expenditures and investments were $1,358 million in 2001, a decrease of $128 million, or 9 percent, compared to $1,486 million in 2000. The decrease was primarily the result of lower spending on acquisitions. Expenditures in 2000 included the acquisition of Saga U.K. Ltd. and Canadian natural gas gathering and processing assets.

International capital expenditures and investments were $1,486 million in 2000, an increase of $647 million, or 77 percent, compared to $839 million in 1999. The 2000 expenditures were focused on the acquisition of Saga U.K. Ltd. and natural gas gathering and processing assets in Canada, continued developmental spending in the North Sea, exploratory drilling in the North Sea and Indonesia, development of Petrozuata and construction of a natural gas pipeline system offshore Indonesia.

Downstream

Downstream capital expenditures and investments for 2001 totaled $389 million, a decrease of $156 million, or 29 percent, versus $545 million in 2000, primarily reflecting decreased expenditures on U.S. refining operations.

For 2000, downstream capital expenditures and investments totaled $545 million, an increase of $83 million, or 18 percent, versus $462 million in 1999, primarily reflecting increased expenditures in the U.S.

United States

For 2001, U.S. capital expenditures and investments totaled $164 million, a decrease of $180 million, or 52 percent, versus 2000 capital expenditures and investments of $344 million. Expenditures in 2001 were principally related to pipeline and refining operations.

For 2000, U.S. capital expenditures and investments totaled $344 million, an increase of $130 million, or 61 percent, versus 1999 capital expenditures and investments of $214 million. Expenditures in 2000 were focused on the installation of new units at our Lake Charles refinery to process acidic synthetic crude from Petrozuata and expansion of pipeline assets in the Rocky Mountain region, as well as on our refining and marketing operations.

International

Conoco made international capital expenditures and investments of $225 million during 2001, an increase of $24 million, or 12 percent, from the $201 million spent in 2000. The majority of the funds in 2001 were directed toward our ongoing refining and marketing operations, as well as continuing investments relating to upgrades to meet future clean fuels specifications in Europe.

Conoco made international capital expenditures and investments of $201 million during 2000, a decrease of $47 million, or 19 percent, from the $248 million spent in 1999. Expenditures in 2000 were focused on supporting our refining operations, including upgrades to meet future clean fuels specifications in Europe, as well as growth in selected retail markets.

Emerging Businesses

During 2001, emerging businesses capital expenditures and investments totaled $196 million, compared to $72 million in 2000. The increased expenditures in 2001 were primarily related to the construction of our first commercial-scale carbon fibers manufacturing plant, in Ponca City, Oklahoma, and project costs associated with our U.S. power business. Completion of the carbon fibers plant is expected soon, with first production expected in mid-2002.

During 2000, emerging businesses capital expenditures and investments totaled $72 million, compared to $69 million in 1999. Investments in 2000 were focused on the construction of our carbon fibers manufacturing plant in Ponca City, Oklahoma, which began during 2000. There was an offsetting decrease in the capital expenditures associated with our power business.

Corporate

During 2001, corporate capital expenditures and investments totaled $36 million, an increase of $10 million from 2000 capital expenditures and investments of $26 million. The increased expenditures during 2001 were largely for computer infrastructure.

During 2000, corporate capital expenditures and investments totaled $26 million, an increase of $22 million from 1999 capital expenditures and investments of $4 million. The increased expenditures during 2000 were primarily related to investments in e-commerce initiatives and technology-related investments in hardware and software.

PROCEEDS FROM SALES OF ASSETS AND SUBSIDIARIES

Conoco's 2001 disposition proceeds were $795 million, up $573 million, or 258 percent, from $222 million in 2000, due to more asset dispositions in 2001 resulting from our asset disposition program implemented in 2001. Our asset dispositions included the sale of our interest in the Pocahontas Gas Partnership; the sale of our interest in Arkhangelskgeoldobycha, a Russian oil company; the sale of retail units and natural gas facilities in the United States; exiting our downstream operation in Spain; the sale of oil and gas properties in shallow waters in the Gulf of Mexico; the sale of oil and gas properties in Texas and Wyoming; and the sale of retail units in the U.K.

Conoco's 2000 disposition proceeds were $222 million, up $60 million, or 37 percent, from $162 million in 1999, due to a greater number of large asset dispositions in 2000, including the sale of gas processing plants in Oklahoma, retail outlets in the Dallas-Fort Worth area and the Gulf Coast region, and our interest in a pipeline in the southeastern U.S.

FINANCING ACTIVITIES

Conoco's ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending to replace depleting assets. We believe our future cash flow from operations and our borrowing capacity should be sufficient to fund our payments of dividends, if any, capital expenditures and working capital requirements and to service debt.

In April 1999, Conoco issued and sold in a public offering $4,000 million in senior fixed-rate debt securities with a weighted-average interest rate of 6.49 percent. The $3,970 million net proceeds of this offering were used to repay a portion of Conoco's separation-related indebtedness to DuPont. In May of 1999, we repaid the remaining debt owed to DuPont with proceeds from a $2,000 million U.S. commercial paper program.

On October 18, 2001, we amended and increased our unsecured $2,000 million revolving credit facility with a syndicate of U.S. and international banks by $1,000 million to facilitate an increase in our commercial paper program. The terms consist of a 364-day committed facility in the amount of $2,350 million and a five-year committed facility, with over two years remaining, in the amount of $650 million. At December 31, 2001, and at December 31, 2000, we had no outstanding borrowings under the credit facility.

Also, during October, we increased our U.S. commercial paper program to $3,000 million and increased our European commercial paper program to euro 1,000 million. Both programs are fully supported by the credit facility. We have the ability to issue commercial paper at any time with maturities not to exceed 270 days. At December 31, 2001, we had $558 million of commercial paper outstanding, with a weighted-average interest rate of 2.16 percent, of which $29 million was denominated in foreign currencies. At December 31, 2000, there was $187 million of commercial paper outstanding, with a weighted-average interest rate of 6.8 percent, of which $85 million was denominated in foreign currencies.

At the time of the Gulf Canada acquisition, Gulf Canada had a $500 million unsecured credit facility. This facility was subsequently cancelled in October 2001.

In connection with the July 2001 Gulf Canada acquisition, we arranged a $4,500 million senior unsecured 364-day bridge credit facility to finance the transaction and assumed approximately $2,000 million of net debt and minority interests. The borrowings under the bridge facility were repaid on October 11, 2001, primarily with the net proceeds of $4,469 million from the $4,500 million debt offering by Conoco and Conoco Funding Company, a wholly owned Nova Scotia finance subsidiary, described in the subsequent paragraphs. The bridge facility was subsequently cancelled on October 16, 2001. Subsequent to the Gulf Canada acquisition, Gulf Indonesia Resources Limited (Gulf Indonesia), a consolidated subsidiary of Gulf

Canada, repaid $116 million of its outstanding debt and Gulf Canada repaid $1,015 million of its $1,048 million in outstanding U.S. dollar debt securities. In addition, Gulf Canada repaid $207 million of its subordinated debt and an additional $234 million of outstanding private placement debt. In association with the debt securities repaid in 2001, we incurred an extraordinary loss of $77 million ($44 million after-tax) for a premium charged on the early repayment of this debt. We funded these repayments and the repayment of the balance of the bridge facility through a combination of cash on hand, our issuance of commercial paper and borrowings under other available credit lines.

On October 11, 2001, Conoco Funding Company issued $3,500 million of senior debt securities, fully and unconditionally guaranteed by Conoco, as follows:

- $1,250 million of 5.45 percent notes due 2006;
- $1,750 million of 6.35 percent notes due 2011; and
- $500 million of 7.25 percent notes due 2031.

Conoco also issued $1,000 million of floating rate notes as follows:

- $500 million notes due October 15, 2002, with a floating rate based on the three-month LIBOR rate plus .77 percent; and
- $500 million notes due April 15, 2003, with a floating rate based on the three-month LIBOR rate plus .85 percent.

In 1996, various upstream subsidiaries contributed oil and gas assets to Conoco Oil & Gas Associates L.P. for a general partnership interest of 67 percent. Vanguard Energy Investors L.P. then purchased the remaining 33 percent as a limited partner. In December 1999, Conoco elected to retire Vanguard's interest and terminate the Conoco Oil & Gas Associates partnership, reducing minority interest by $302 million. As a result of this transaction, Vanguard received from Conoco Oil & Gas Associates $310 million cash, which represented its mark-to-market adjusted capital account value plus a priority return for the period of October 1, 1999, through December 31, 1999.

In 1999, Conoco formed Conoco Corporate Holdings L.P. by contributing an office building and four aircraft. The limited partner interest was sold to Highlander Investors L.L.C. for $141 million, or an initial net 47 percent interest. Highlander is entitled to a cumulative annual priority return on its investment of 7.86 percent. The net minority interest in Conoco Corporate Holdings held by Highlander was $141 million at December 31, 2001 and December 31, 2000.

In 1999, Conoco and Armadillo Investors L.L.C. formed Conoco Gas Holdings L.L.C. We contributed certain domestic upstream assets for a 75 percent common member interest and cash, and Armadillo contributed cash for a 25 percent preferred member interest. Armadillo is entitled to a cumulative annual preferred dividend on its investment of 7.16 percent. The net minority interest in Conoco Gas Holdings held by Armadillo was $185 million at December 31, 2000. In March 2001, we acquired the minority interest in Conoco Gas Holdings L.L.C. from Armadillo L.L.C. The acquisition resulted in a reduction of minority interest of $185 million, an increase in debt of $171 million and a reduction in cash of $14 million. We assumed the $171 million debt from Armadillo L.L.C.

In December 2001, Conoco and Cold Spring Finance S.a.r.l. formed Ashford Energy Capital S.A. through the contribution of cash and a Conoco subsidiary promissory note. Ashford Energy issued $498 million in equity certificates to Cold Spring, and they are entitled to a cumulative annual preferred return based upon current short-term interest rates. The initial return will be 3.18 percent and will adjust quarterly. As a result, Cold Spring held a $500 million net minority interest in Ashford Energy at December 31, 2001.

Total Conoco debt was $9,392 million at December 31, 2001, up $4,998 million versus $4,394 million at December 31, 2000. The total debt-to-capitalization ratio was 54.6 percent at December 31, 2001, and 42.4 percent at December 31, 2000. Effective with the third quarter of 2001, the debt-to-capitalization ratio calculation was changed to include minority interest in the denominator. The December 31, 2000, debt-to-capitalization ratio has been restated to reflect this change.

In February 2001, we commenced a new three-year $1,000 million common stock buyback program. The stock buyback program allowed us to repurchase shares from time to time in the open market or possibly, under certain circumstances, through private transactions, as our financial condition and market conditions warranted. The stock buyback program was suspended in May 2001 with our purchase of Gulf Canada. During 2001, we purchased 1.3 million shares of our common stock at a total cost of $37 million.

On February 14, 2002, Gulf Canada announced that its board of directors approved the redemption of its Series I and Series II preferred stock and its 6.45 percent senior unsecured Canadian dollar notes due 2007. The Series II preferred shares will be redeemed on April 10, 2002, at a cost of Canadian $150 million; while both the Series I preferred shares and the 6.45 percent senior unsecured notes will be redeemed on April 22, 2002, at a cost of Canadian $472 million and Canadian $106 million, respectively.

In January 2002, Immingham CHP, L.L.P., a subsidiary of Conoco, executed a British pound 257 million bank facility for the planned construction of a 730-megawatt combined heat and power cogeneration plant near our Humber refinery in the U.K. The bank facility is designed to provide 65 percent of the construction costs of the project with the remaining 35 percent of the funds coming in the form of equity from certain Conoco subsidiaries. Borrowing under the bank facility is not projected to begin until September 2002. In addition, we have issued a construction support guarantee that indirectly guarantees up to approximately 25 percent of the debt, depending upon the initial operating performance of the plant. This guarantee will be released upon meeting the various completion tests as required by the lenders. Subsequent to closing the facility and as required by the lender to mitigate certain risks, Immingham CHP entered into related foreign currency and interest rate derivative hedging instruments.

OTHER LIQUIDITY MATTERS

LIQUIDITY AVAILABILITY

Conoco's debt securities have current investment grade ratings of BBB+, Baa1, and BBB+ from Standard & Poor's, Moody's Investor Services, and Fitch Ratings Services, respectively. As a result of the proposed merger with Phillips, all three agencies have put Conoco's ratings on Creditwatch positive for a potential upgrade pending the completion of the merger.

As a result of Conoco's investment grade ratings, Conoco has access to the money markets, which include the commercial paper markets and bank loan market. As a component of the debt refinancing activities in connection with the Gulf Canada acquisition, Conoco increased its U.S. commercial paper program by $1,000 million in October (see the discussion in financing activities above). During 2001, Conoco had a total daily average of unused capacity of approximately $1,300 million under its commercial paper programs available to support any unforeseen capital needs.

Conoco does not have any ratings triggers on any of its corporate debt that would cause an automatic event of default in the event of a downgrade of Conoco's debt rating, thereby impacting Conoco's access to liquidity. In the highly unlikely event that Conoco's credit deteriorates to a level that prohibits Conoco from accessing the commercial paper market, Conoco would still be able to access funds under its $3,000 million revolving credit facility. Based on Conoco's year-end commercial paper balance of $558 million, Conoco would still have access to over $2,400 million in borrowing capacity, after repaying all outstanding commercial paper, to provide ample liquidity to cover any needs that its business may require to cover daily operations.

COMMITMENT AND GUARANTEES OF JOINT-VENTURE DEBT

At December 31, 2001, Conoco had guarantees outstanding of about $1,014 million for its portion of joint-venture debt totaling $1,955 million. The most significant guarantee was a completion guarantee, guaranteed by DuPont on behalf of and indemnified by Conoco, supporting our share of Petrozuata's debt ($707 million). Petrozuata has now successfully met all of the operational, financial and legal requirements of the completion test associated with this guarantee. On March 14, 2002, Conoco was notified that DuPont was released from its guarantee and the debt became non-recourse to both of the sponsors. Substantially all of the joint ventures whose debt we guarantee are appropriately capitalized and have sufficient cash flow to service their debt. Management believes our current exposure could be up to $50 million for joint ventures that may have insufficient sources of cash to service their debt.

OFF-BALANCE SHEET ARRANGEMENTS AND MINORITY INTERESTS

Conoco uses various leased facilities and equipment in its operations, some of which are structured in off-balance sheet entities. These structures are principally used to reduce the after-tax cost of leasing such assets. Should the accounting rules concerning consolidation or leasing entities change such that these arrangements would be consolidated by Conoco, we would be required to record the outstanding debt and assets of these arrangements. At December 31, 2001, this amount approximated $400 million. The impact on earnings would not be significant, since current lease payments approximate any resulting depreciation and interest costs from such a reclassification.

Conoco also consolidates several entities that have issued equity interests to third parties and provides for a preferred return to those parties. Those entities, which are described in note 22 to the consolidated financial statements, are consolidated with the preferred equity interests accounted for as minority interests. If the accounting rules for consolidations or for classification of debt and equity were to change, the amounts recorded as minority interest might have to be reclassified to long-term debt, with the returns included in interest expense. There would be no effect on cash flow or earnings available to common shareholders for such a reclassification.

Conoco has not pledged its stock directly or on a contingency basis as a guarantee or support to any financing transactions.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

CONTRACTUAL OBLIGATIONS

	Payments Due by Period				
(In millions)	Total	Up To 1 Year	2–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 8,862	$ 506	$ 2,033	$ 1,276	$ 5,047
Capital lease obligations	22	2	—	3	17
Operating leases	1,674	329	439	357	549
Unconditional purchase obligations [1]	1,264	222	315	197	530
Total contractual cash obligations	$ 11,822	$ 1,059	$ 2,787	$ 1,833	$ 6,143

(1) Includes only non-market based purchase commitments; does not include purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business.

EXCHANGE AND NON-EXCHANGE TRADED CONTRACTS ACCOUNTED FOR AT FAIR VALUE

See Quantitative and Qualitative Disclosures About Market Risk.

RELATED PARTY AND OTHER TRANSACTIONS

Conoco has transactions with many unconsolidated affiliates. Equity affiliate sales to Conoco amounted to $1,023 million in 2001, $804 million in 2000 and $720 million in 1999. Equity affiliate purchases from Conoco totaled $1,690 million in 2001, $2,200 million in 2000 and $1,519 million in 1999. These agreements were not the result of arms-length negotiations. However, Conoco believes that these contracts are generally at values that are similar to those that could be negotiated with independent third parties.

Conoco does have employees of the company that serve as management committee members of all of our joint ventures. However, neither Conoco's management nor employees have any personal financial ownership in any of these ventures.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

	Year Ended December 31		
(In millions)	**2001**	**2000**	**1999**
Sales and other operating revenues			
Upstream			
United States	$ 7,028	$ 5,531	$ 3,309
International	5,120	3,666	2,247
Total upstream	12,148	9,197	5,556
Downstream			
United States	15,288	17,379	11,191
International	11,296	12,157	10,264
Total downstream	26,584	29,536	21,455
Emerging businesses	5	4	28
Corporate	—	—	—
Total sales and other operating revenues	$ 38,737	$ 38,737	$ 27,039
After-tax operating income			
Upstream			
United States	$ 987	$ 719	$ 322
International	824	1,148	534
Total upstream	1,811	1,867	856
Downstream			
United States	329	182	119
International	86	230	129
Total downstream	415	412	248
Emerging businesses	(90)	(69)	(35)
Corporate	(201)	(104)	(98)
Total after-tax operating income	1,935	2,106	971
Interest and other non-operating expenses net of tax	(346)	(204)	(227)
Net income	$ 1,589	$ 1,902	$ 744

SPECIAL ITEMS

Net income includes the following non-recurring items (special items) on an after-tax basis:

(In millions)	Year Ended December 31 2001	2000	1999
Upstream			
Asset sales	$ 134	$ 27	$ —
Affiliate sales and write-downs	23	—	—
Cumulative effect of accounting change	40	—	—
Assets held for sale and other write-downs	(131)	—	—
Total upstream	66	27	—
Downstream			
Affiliate sales and write-downs	(46)	—	—
Inventory write-downs	—	(24)	—
Cumulative effect of accounting change	(3)	—	—
Assets held for sale and other write-downs	—	(3)	—
Humber fire repairs	(54)	—	—
Litigation	(41)	(16)	(18)
Total downstream	(144)	(43)	(18)
Emerging Businesses			
Affiliate sales and write-downs	—	(26)	—
Total emerging businesses	—	(26)	—
Corporate			
Discontinued businesses	(70)	(4)	(20)
Other	(4)	—	—
Total corporate	(74)	(4)	(20)
Interest and other non-operating expenses net of tax			
Foreign currency exchange loss	(38)	—	—
Premium on debt retirement	(44)	—	—
Total interest and other non-operating expenses net of tax	(82)	—	—
Total special items	$ (234)	$ (46)	$ (38)

Special items in 2001 included gains of $194 million, consisting of:

- $134 million from the sale of several shallow Gulf of Mexico properties;
- $23 million from the sale of our interest in the Pocahontas Gas Partnership; and
- $37 million from a cumulative transition gain recorded on January 1, 2001, upon initial adoption of SFAS No. 133, as amended.

The cumulative transition gain of $37 million included a $40 million gain in upstream related to changes in the fair value of certain crude oil put options from their purchase date to the January 1, 2001, adoption of the aforementioned standards and a $3 million charge in U.S. downstream associated with various derivatives. The $40 million upstream transition gain consisted of $8 million that was U.S. related and $32 million that was related to international operations. Offsetting this transition gain and included in net income for upstream was a $53 million expense for 2001 related to changes in the fair value of these same crude oil put options. The $53 million expense for 2001 consisted of $10 million for U.S. operations and $43 million for international operations.

Offsetting these gains were:

- upstream assets held for sale and other write-downs of $131 million, consisting of a $44 million write-down of certain U.S. producing assets held for sale and an $87 million write-down of Canadian legacy assets held for sale;
- downstream affiliate sales and write-downs of $46 million, consisting of a $23 million write-down of a U.S. joint-venture investment held for sale and a $23 million write-down of an international joint-venture investment held for sale;
- a $54 million charge to record repairs and other costs associated with the April 16, 2001, explosion and fire at our Humber refinery in North Lincolnshire, U.K.;
- a $41 million charge related to an adverse ruling on the patent dispute with General Technology Applications (GTA);
- an accrual of $70 million for a litigation settlement for a discontinued business related to the separation agreement from DuPont;
- $4 million in costs associated with the ConocoPhillips merger;

- a $38 million foreign currency exchange loss from changes in the fair value of Canadian dollar forward exchange contracts related to the acquisition of Gulf Canada; and
- $44 million for extraordinary item charges for premiums on the early repayment of high-cost Gulf Canada debt.

Special items in 2000 included a $27 million gain from the sale of U.S. natural gas processing assets. This asset sale was part of Conoco's effort to move away from a midstream business of scattered assets in mature areas toward a business built on centralized, large-scale gas processing systems.

The following charges also were recorded during 2000:

- $24 million write-down of inventories to market value;
- assets held for sale and other write-downs of $3 million for U.S. refinery assets;
- $16 million from U.S. downstream litigation charges;
- affiliate sales and write-downs of $26 million; and
- $4 million from discontinued businesses.

The $24 million write-down of inventories at year-end 2000 was the result of significant declines in crude oil and finished product prices during December. The write-down occurred at our Melaka refinery joint venture as Dubai crude oil prices fell from $33.00 per barrel to $23.00 per barrel during December.

The after-tax affiliate sales and other write-downs were the result of our write-off of $26 million related to our 37.5 percent interest in a Colombian power venture. The Colombian power venture write-off was due to unfavorable business conditions in Colombia. In October 1996, Conoco Global Energy purchased shares in a Colombian power venture that was formed to generate and market electric power by means of a gas-fired electrical generating facility near Barrancabermeja, Colombia. The gas-fired plant became operational in August 1998 and received capacity payments for idle periods. With the deterioration of the Colombian economy, the plant suffered small losses in 1998 and 1999. The continued weak demand for electricity created a large surplus in generating capacity, prompting a reduction in the capacity payment rate for 2000. A combination of lower capacity payment revenue, continued weak demand for electricity, onerous gas supply contract provisions, safety and security concerns from continued guerrilla activity and forecasted losses for 2000 prompted management's decision in the third quarter of 2000 to exit the venture, resulting in a revaluation of the investment. After pursuing various options, Conoco's interest was sold in February 2001 for a nominal amount.

The $4 million loss was for settlement costs associated with the separation agreement from DuPont related to a discontinued business.

Special items in 1999 included charges for $18 million related to the settlement of certain posted price litigation and $20 million for the resolution of certain liabilities associated with the separation from DuPont related to discontinued businesses operated by Conoco in the past.

Net income before special items (earnings before special items) totaled $1,823 million in 2001, $1,948 million in 2000 and $782 million in 1999.

2001 VERSUS 2000

Conoco's 2001 net income of $1,589 million was down 16 percent from $1,902 million in 2000. Earnings before special items of $1,823 million in 2001 were 6 percent lower than the $1,948 million in 2000. The decrease in earnings before special items was predominantly the result of lower worldwide crude oil prices, higher operating and overhead costs and higher depreciation, depletion and amortization (DD&A), partly offset by higher worldwide natural gas prices and strong U.S. refining margins in the first six months of 2001 and increased production.

Sales and other operating revenues of $38,737 million in 2001 were unchanged from 2000. Downstream sales and other operating revenues were $26,584 million, down 10 percent compared to $29,536 million in 2000. Crude oil and refined product buy/sell and natural gas resale activities in 2001 totaled $9,509 million, up 5 percent compared to $9,044 million in 2000. The increase was primarily due to higher natural gas prices in the first six months of 2001 and increased natural gas volumes.

Income from equity affiliates for 2001 was $181 million, down $96 million, or 35 percent, compared to $277 million in 2000. Lower prices for heavy crude reduced our earnings from Petrozuata by $95 million and from Polar Lights, our Russian joint venture, by $35 million in 2001 compared to 2000. This was partially offset by an increase in our earnings from the Pocahontas Gas Partnership in the first nine months of the year due to strong natural gas prices; reduced losses from the Melaka, Malaysia, refinery; and increased earnings from Excel Paralubes.

Other income for 2001 was $621 million, up 127 percent from $273 million in 2000. The increase in other income was primarily due to a gain of $283 million on natural gas and crude oil hedges (that were not afforded hedge accounting treatment) associated with the Gulf Canada acquisition and a gain of $214 million from the sale of shallow-water Gulf of Mexico properties, partially offset by an $84 million charge related to changes in the fair value of certain crude oil options from January 1, 2001, to December 31, 2001, and a $59 million foreign currency loss associated with the Gulf Canada acquisition.

Cost of goods sold totaled $23,043 million in 2001, a decrease of 4 percent compared to $23,921 million in 2000. The decrease was primarily due to lower feedstock costs associated with lower crude oil prices for the last six months of 2001.

Operating expenses were $3,053 million in 2001, up 38 percent from $2,215 million for 2000, primarily attributable to our Gulf Canada acquisition, higher energy costs experienced by our downstream operations, higher volume-related and price-related operating costs, and higher transportation and tariff charges experienced by our upstream operations.

Selling, general and administrative expenses for 2001 amounted to $888 million, up 12 percent compared to $794 million in 2000. The increase was related to our Gulf Canada acquisition and higher computer services expenses.

In 2001, exploration expenses totaled $378 million, an increase of $99 million, or 35 percent, compared to $279 million in 2000. The higher expenses were primarily a result of our Gulf Canada acquisition.

DD&A for 2001 totaled $1,811 million, an increase of $510 million, or 39 percent, compared to $1,301 million in 2000, principally due to our Gulf Canada acquisition. The remainder of the increase was due to write-downs of $197 million related to certain North American upstream producing assets held for sale and changes in rates and field mix.

Provision for income taxes for 2001 was $1,391 million, a decrease of 11 percent compared to $1,556 million for 2000. This decrease was primarily the result of lower pretax income in 2001. The effective tax rate in 2001 was approximately 47 percent versus 45 percent in 2000. The higher effective tax rate was due to a greater portion of 2001 earnings being generated by operations in countries with higher effective tax rates.

2000 VERSUS 1999

Conoco's 2000 net income of $1,902 million was up 156 percent from $744 million in 1999. Earnings before special items of $1,948 million in 2000 were 149 percent higher than the $782 million in 1999. The increase in earnings before special items was primarily the result of higher crude oil, natural gas and natural gas liquids prices, increased volumes, lower dry hole costs and stronger refining margins. Partly offsetting these improvements were weaker co-product margins, lower European marketing earnings and higher operating costs associated with increased volumes and higher energy costs.

Sales and other operating revenues of $38,737 million in 2000 increased 43 percent compared to $27,039 million in 1999, primarily driven by higher crude oil and natural gas prices and improved refined product prices and volumes. Downstream sales and other operating revenues were $29,536 million, up 38 percent compared to $21,455 million in 1999. Crude oil and refined product buy/sell and natural gas and electric power resale activities in 2000 totaled $9,044 million, up 71 percent compared to $5,299 million in 1999. The increase was primarily due to higher crude oil, natural gas and refined product prices, slightly offset by reduced power-trading activities.

Income from equity affiliates for 2000 was $277 million, up $127 million, or 85 percent, compared to $150 million in 1999. Additional crude oil volumes from our Petrozuata joint venture and higher crude oil and natural gas prices primarily drove this increase.

Other income for 2000 was $273 million, up 128 percent from $120 million in 1999, primarily due to the gain on the sale of natural gas processing assets in the U.S., revenue from our Syrian service contract, foreign exchange gains and additional interest income. These improvements were partly offset by the $26 million write-off of our 37.5 percent interest in a Colombian power venture.

Cost of goods sold totaled $23,921 million in 2000, an increase of 62 percent compared to $14,781 million in 1999. The increase is primarily attributable to higher feedstock costs associated with higher crude oil prices.

Operating expenses were $2,215 million in 2000, up 8 percent from the $2,060 million for 1999, primarily due to higher energy costs and higher overall compensation charges due to variable compensation based on higher earnings in 2000.

Selling, general and administrative expenses for 2000 amounted to $794 million, down 2 percent compared to $809 million in 1999.

During 2000, exploration expenses totaled $279 million, an increase of $9 million, or 3 percent, compared to $270 million in 1999. The higher expenses were primarily driven by deepwater Gulf of Mexico seismic purchases, partially offset by lower dry hole costs.

DD&A for 2000 totaled $1,301 million, an increase of $108 million, or 9 percent, compared to $1,193 million in 1999 due to higher production volumes and the write-down of a non-operating natural gas processing plant.

Provision for income taxes for 2000 was $1,556 million, an increase of 229 percent compared to $473 million for 1999. This increase was primarily the result of higher pretax income in 2000. The effective tax rate in 2000 was approximately 45 percent versus 39 percent in 1999. The higher effective tax rate was due to a greater portion of 2000 earnings being generated by operations in countries with higher tax rates and the reduced impact of U.S. alternative fuels tax credits on higher pretax income in 2000.

UPSTREAM SEGMENT RESULTS

	Year Ended December 31		
(In millions)	2001	2000	1999
After-tax operating income			
United States	$ 987	$ 719	$ 322
International	824	1,148	534
After-tax operating income	1,811	1,867	856
Special items			
United States	(121)	(27)	—
International	55	—	—
Special items	(66)	(27)	—
Earnings before special items			
United States	866	692	322
International	879	1,148	534
Earnings before special items	$ 1,745	$ 1,840	$ 856

The following table sets forth for Conoco, including equity affiliates, the average production costs per BOE produced, average sales prices per barrel of crude oil and condensate sold and average sales prices per mcf of natural gas sold for the three-year period ended December 31, 2001. Average sales prices exclude proceeds from sales of interests in oil and gas properties.

(United States dollars)	United States	Int'l.	Consolidated Companies	Equity Companies	Total Worldwide
For the year ended December 31, 2001					
Average production costs per barrel of oil equivalent of petroleum produced [1]	$ 5.23	$ 5.02	$ 5.08	$ 6.71	$ 5.25
Average sales prices of produced petroleum					
Per barrel of crude oil and condensate sold	23.95 [2]	22.69	22.89	13.16	21.14
Per mcf of natural gas sold	4.13 [2]	3.09	3.51	4.61	3.52
For the year ended December 31, 2000					
Average production costs per barrel of oil equivalent of petroleum produced [1]	$ 4.17	$ 3.90	$ 4.00	$ 5.43	$ 4.13
Average sales prices of produced petroleum					
Per barrel of crude oil and condensate sold	27.72	27.65	27.67	18.21	26.08
Per mcf of natural gas sold	3.42	2.75	3.06	3.77	3.07
For the year ended December 31, 1999					
Average production costs per barrel of oil equivalent of petroleum produced [1]	$ 3.60	$ 4.13	$ 3.93	$ 5.53	$ 4.04
Average sales prices of produced petroleum					
Per barrel of crude oil and condensate sold	17.33	17.55	17.51	13.86	17.09
Per mcf of natural gas sold	1.98	2.27	2.12	2.35	2.12

(1) Average production costs per barrel of equivalent liquids, with natural gas converted to liquids at a ratio of 6,000 cubic feet of gas to one barrel of liquid.
(2) Includes favorable U.S. hedging effect of $38 million or $1.29 per barrel for crude oil and condensate sold and $.05 per mcf for natural gas sold.

The following table sets forth for Conoco the average production cost per barrel of Canadian Syncrude produced and average sales price per barrel of Canadian Syncrude sold from the Canadian Syncrude project in Canada.

(United States dollars)	Amount
Canadian Syncrude	
For the Six Months Ended December 31, 2001	
Average production costs per barrel of Canadian Syncrude produced	$ 11.34
Average sales price per barrel of Canadian Syncrude sold	21.98

2001 VERSUS 2000

Upstream after-tax operating income was $1,811 million in 2001, down 3 percent from $1,867 million in 2000, principally due to lower crude oil prices and higher operating and overhead costs and DD&A resulting from the Gulf Canada acquisition. These factors were partly offset by stronger gas prices in the first six months of 2001, increased production volumes and gains from natural gas and crude oil hedges associated with the Gulf Canada acquisition. Upstream earnings before special items were $1,745 million in 2001, a decrease of 5 percent from $1,840 million in 2000.

Including equity affiliates, Conoco's worldwide net realized crude oil price was $21.14 per barrel for 2001, a reduction of $4.94 per barrel, or 19 percent, versus $26.08 per barrel for 2000, primarily driven by a decrease in demand for oil and an increase in inventory levels. Worldwide net realized natural gas prices, including equity affiliates, averaged $3.52 per mcf for 2001, compared to $3.07 per mcf for 2000, an improvement of 15 percent. U.S. natural gas prices increased from $3.42 per mcf in 2000 to $4.13 per mcf in 2001, up 21 percent, while international natural gas prices averaged $3.09 per mcf in 2001, up 12 percent from $2.75 per mcf in 2000. The increase in U.S. gas prices was largely due to increased demand during the first quarter of 2001. Worldwide petroleum liquids production in 2001, including Conoco's share from its equity affiliates, but excluding Canadian Syncrude, was 422,000 barrels per day versus 370,000 barrels per day in 2000, a 14 percent increase. Canadian Syncrude production for the last six months of 2001 averaged 20,000 barrels per day. Conoco's 2001 worldwide natural gas production, including its share from equity affiliates, was up 19 percent to 2,030 million cubic feet (mmcf) per day from 2000 production of 1,705 mmcf per day. Conoco's total net hydrocarbon production, including its share from equity affiliates and including Canadian Syncrude, was 770,000 BOE per day, an increase of 18 percent over 2000.

U.S. upstream earnings before special items totaled $866 million in 2001, an increase of 25 percent, from $692 million in 2000. The increase was largely due to higher natural gas prices and natural gas and crude oil hedging gains. These improvements were partly offset by lower crude oil prices, higher production operating and overhead costs and higher DD&A associated with field mix. U.S. petroleum liquids production, including Conoco's share from its equity affiliates, was down 7,000 barrels per day to 73,000 barrels per day, due to natural field decline in the Gulf Coast and Mid-Continent regions. U.S. natural gas production, including Conoco's share from its equity affiliates, was 811 mmcf per day, 3 mmcf less than in 2000, due primarily to natural field decline. U.S. production costs were $5.23 per BOE, up $1.06 per BOE, compared to $4.17 per BOE in 2000, primarily due to a reclassification of transportation charges from sales and other operating revenues to operating costs.

International upstream earnings before special items were $879 million, an impairment of 23 percent, from $1,148 million in 2000. This was primarily due to lower crude oil prices, higher production operating and overhead costs related to the Gulf Canada acquisition, higher DD&A due to the Gulf Canada acquisition and higher exploration expenses and dry hole costs. These factors were partly offset by higher petroleum liquids production. International petroleum liquids production, including our share from equity affiliates and including Canadian Syncrude, increased 24 percent, or 69,000 barrels per day, to 359,000 barrels per day in 2001. The increase is primarily attributable to the acquisition of Gulf Canada. In addition, there was increased production from both Vietnam, where there were additional wells producing, and Petrozuata, where the upgrader is operational. These increases were partly offset by decreases in Russia. In 2001, the 1,219 mmcf per day of international natural gas production, including our share from equity affiliates, was up 37 percent, or 328 mmcf per day, over 2000, due primarily to our Gulf Canada acquisition, offset by lower production from the Murdoch field, Miller field and V fields in the North Sea. International production costs were $5.02 per BOE, up 29 percent from $3.90 per BOE in 2000, due to our Gulf Canada acquisition and increased pipeline charges in the U.K.

2000 VERSUS 1999

Upstream after-tax operating income was $1,867 million in 2000, up 118 percent from $856 million in 1999, principally due to higher crude oil, natural gas and natural gas liquids prices, increased U.S. petroleum liquids production, increased international natural gas production and lower dry hole costs. These improvements were partly offset by a drop in U.S. natural gas volumes due to the disposition of our Grand Isle, Louisiana, assets and natural field decline. Upstream earnings before special items were $1,840 million in 2000, an increase of 115 percent from $856 million in 1999.

Including equity affiliates, Conoco's worldwide net realized crude oil price was $26.08 per barrel for 2000, an improvement of $8.99 per barrel, or 53 percent, versus $17.09 per barrel for 1999, primarily driven by strong demand, as well as by members of OPEC adhering to production quotas implemented in early 1999. Worldwide net realized natural gas prices, including equity affiliates, averaged $3.07 per mcf for 2000, compared to $2.12 per mcf for 1999, an improvement of 45 percent. U.S. natural gas prices increased from $1.98 per mcf in 1999 to $3.42 per mcf in 2000, up 73 percent, while international natural gas prices averaged $2.75 per mcf in 2000, up $.48 from $2.27 per mcf in 1999. The increase in U.S. gas prices was largely due to increased demand during an extended and severe winter season. Worldwide petroleum liquids production in 2000, including Conoco's share from its equity affiliates, was 370,000 barrels per day versus 359,000 barrels per day in 1999, a 3 percent increase. Conoco's 2000 worldwide natural gas production, including its share from equity affiliates, was up 3 percent to 1,705 mmcf per day from 1999 production of 1,660 mmcf per day. Conoco's total net hydrocarbon production, including its share from equity affiliates, was 654,000 BOE per day, an increase of 3 percent over 1999.

U.S. upstream earnings before special items totaled $692 million in 2000, a 115 percent increase from $322 million in 1999. The increase was largely due to higher crude oil, natural gas and natural gas liquids prices and increased petroleum liquids production. These improvements were partly offset by higher exploration expenses, higher DD&A associated with field mix and lower natural gas production. U.S. petroleum liquids production, including Conoco's share from its equity affiliates, was up 6,000 barrels per day to 80,000 barrels per day, as a result of additional volumes from the Ursa field, partially offset by the disposition of our Grand Isle assets and natural field decline. U.S. natural gas production, including Conoco's share from its equity affiliates, was 814 mmcf per day, 66 mmcf per day less than in 1999, due primarily to the disposition of our Grand Isle assets and natural field decline. U.S. production costs were $4.17 per BOE, up $.57 per BOE, compared to $3.60 per BOE in 1999, due to an increase in price-driven production taxes.

International upstream earnings before special items were $1,148 million, an improvement of 115 percent, from $534 million in 1999. This was due primarily to higher crude oil, natural gas and natural gas liquids prices; improved earnings from equity affiliates; lower dry hole costs; and increased natural gas volumes. These improvements were partly offset by lower petroleum liquids production and higher DD&A associated with field mix. International petroleum liquids production, including our share from equity affiliates, increased 2 percent, or 5,000 barrels per day, to 290,000 barrels per day in 2000. The increase is primarily attributable to higher production in Norway and Venezuela, and the acquisition of Saga U.K. Ltd. This increase was partly offset by downtime at the U.K. Banff field and natural decline in other U.K. fields. In 2000, the 891 mmcf per day of international natural gas production, including our share from equity affiliates, was up 14 percent, or 111 mmcf per day, over 1999, due primarily to our acquisitions in Canada and our Saga acquisition in the U.K., and higher production from the Britannia field, Vampire field and V fields in the North Sea. International production costs were $3.90 per BOE, down 6 percent from $4.13 per BOE in 1999, due to higher production volumes in Norway and the U.K.

DOWNSTREAM SEGMENT RESULTS

(In millions)	Year Ended December 31 2001	2000	1999
After-tax operating income			
United States	$ 329	$ 182	$ 119
International	86	230	129
After-tax operating income	415	412	248
Special items			
United States	67	19	18
International	77	24	—
Special items	144	43	18
Earnings before special items			
United States	396	201	137
International	163	254	129
Earnings before special items	$ 559	$ 455	$ 266

2001 VERSUS 2000

Downstream after-tax operating income was $415 million in 2001, up 1 percent compared to $412 million in 2000. Downstream earnings before special items totaled $559 million in 2001, an increase of 23 percent from $455 million in 2000.

In 2001, U.S. downstream earnings before special items totaled $396 million, which was $195 million, or 97 percent, higher than $201 million in 2000. The increase was attributable to significantly improved inland refining margins, wider price differentials between light and heavy crude oil and stronger margins for co-products, such as petroleum coke and asphalt. This was partly offset by higher operating and overhead costs, including increased energy costs in the first half of 2001.

International downstream earnings before special items were $163 million in 2001, a decrease of 36 percent from $254 million in 2000, reflecting lower refining margins.

Conoco's refineries operated at 88 percent capacity in 2001 versus 93 percent in 2000. The decrease is primarily due to downtime resulting from the April explosion and fire at our U.K. Humber refinery.

2000 VERSUS 1999

Downstream after-tax operating income was $412 million in 2000, up 66 percent compared to $248 million in 1999. Downstream earnings before special items totaled $455 million in 2000, an increase of 71 percent from $266 million in 1999.

In 2000, U.S. downstream earnings before special items totaled $201 million, which was $64 million, or 47 percent, higher than $137 million in 1999. The increase was attributable to significantly improved refining margins, offset partly by weaker margins for co-products, such as petroleum coke and asphalt, lower marketing margins and reduced earnings in our lubricants and specialty products business, as a result of higher feedstock costs. Additionally, earnings were reduced due to higher operating costs, including energy and variable compensation charges.

International downstream earnings before special items were $254 million in 2000, an increase of 97 percent from $129 million in 1999, reflecting stronger refinery margins, partly offset by weaker co-product margins as a result of higher crude oil costs and lower European marketing earnings.

Conoco's refineries operated at 93 percent capacity in 2000 versus 96 percent in 1999. The decrease is primarily due to downtime in connection with the major modifications at our Lake Charles refinery to enable it to process Petrozuata synthetic crude.

EMERGING BUSINESSES SEGMENT RESULTS

(In millions)	Year Ended December 31 2001	2000	1999
After-tax operating losses	$ (90)	$ (69)	$ (35)
Special items	—	26	—
Losses before special items	$ (90)	$ (43)	$ (35)

2001 VERSUS 2000

Emerging businesses after-tax operating losses were $90 million in 2001, an impairment of $21 million from losses of $69 million in 2000, primarily resulting from increased research and development costs and operating expenses required to grow these new businesses. Emerging businesses operating losses before special items for 2001 were $90 million, up $47 million from the $43 million loss in 2000.

2000 VERSUS 1999

Emerging businesses after-tax operating losses were $69 million in 2000, an impairment of $34 million from losses of $35 million in 1999, primarily resulting from the $26 million write-off of Conoco's 37.5 percent interest in a Colombian power venture, and from higher operating expenses required to grow these new businesses. Emerging businesses operating losses before special items for 2000 were $43 million, up $8 million from the $35 million loss in 1999.

CORPORATE SEGMENT RESULTS

(In millions)	Year Ended December 31 2001	2000	1999
After-tax losses	$ (201)	$ (104)	$ (98)
Special items	74	4	20
Losses before special items	$ (127)	$ (100)	$ (78)

2001 VERSUS 2000

Corporate after-tax losses were $201 million in 2001, an impairment of $97 million from losses of $104 million in 2000. Corporate losses before special items for 2001 were $127 million, an impairment of $27 million from $100 million in 2000, reflecting higher information technology costs, increased compensation and increased legal fees.

2000 VERSUS 1999

Corporate after-tax losses were $104 million in 2000, an impairment of $6 million from losses of $98 million in 1999. Corporate losses before special items for 2000 were $100 million, an impairment of $22 million from $78 million in 1999, reflecting larger advertising and compensation costs and an increase in other administrative costs associated with becoming an independent company.

INTEREST AND OTHER NON-OPERATING EXPENSES NET OF TAX

	Year Ended December 31		
(In millions)	2001	2000	1999
Interest expense on debt	$ (365)	$ (277)	$ (243)
Interest income	63	35	10
Exchange gains (losses)	(33)	38	6
Other	(11)	—	—
Expenses net of tax	(346)	(204)	(227)
Special items	82	—	—
Expenses net of tax before special items	$ (264)	$ (204)	$ (227)

2001 VERSUS 2000

Interest and other non-operating expenses before special items of $264 million for 2001 were up $60 million, or 29 percent, versus $204 million in 2000, primarily due to an increase in interest expense brought on by additional debt incurred to acquire Gulf Canada, and lower foreign currency exchange gains, partially offset by higher interest income.

2000 VERSUS 1999

Interest and other non-operating expenses before special items of $204 million for 2000 were down $23 million, or 10 percent, versus $227 million in 1999, primarily the result of foreign currency exchange gains and higher interest income due to higher average cash balances as a result of increased crude oil and natural gas prices. These benefits were partially offset by higher interest expense on debt due to higher interest rates.

ENVIRONMENTAL EXPENDITURES

The costs to comply with complex environmental laws and regulations, as well as the cost of internal voluntary programs, are significant and will continue to be so in the foreseeable future. Estimated pretax environmental expenses charged to current operations totaled about $253 million in 2001, compared to approximately $165 million in 2000 and $127 million in 1999. These expenses include remediation accruals; operating, maintenance and depreciation costs for solid waste; air and water pollution control facilities; and the costs of certain other environmental activities. The largest of these expenses resulted from the operation of wastewater treatment facilities, solid waste management facilities and facilities for the control and abatement of air emissions. Approximately 66 percent of total annual environmental expenses in 2001 resulted from our U.S. operations. The 2001 increase in pretax environmental expenses was attributable partly to additions from the Gulf Canada acquisition.

Capital expenditures for environmental control facilities totaled approximately $79 million in 2001, compared to approximately $115 million in 2000 and $81 million in 1999. The 2001 decrease was attributable primarily to a capital spending decrease in European downstream operations as capital projects have been completed to comply with regulations requiring cleaner-burning fuels. We estimate that worldwide capital expenditures will be about $137 million in 2002, including initial expenditures to comply with the new Clean Air Act (CAA) Tier II Fuels regulations and planned expenditures to lower emissions of pollutants from our four U.S. refineries. Over the next seven years, we also will spend an estimated $95 million to $100 million for capital improvements at our U.S. refineries to install control technology and equipment to reduce emissions from stacks, vents, valves, heaters, boilers and flares.

The new CAA Tier II Fuels regulations pertaining to gasoline fuels, finalized by the United States Environmental Protection Agency (USEPA) in early 2000, and the regulations pertaining to on-road diesel fuels, finalized by the USEPA in early 2001, require substantially reduced sulfur levels. Conoco is positioning itself to be able to supply the low-sulfur gasoline according to the phase-in schedule. While the on-road diesel regulations have been finalized, the regulations controlling the future sulfur content of off-road diesel fuel emissions have not been issued. This has complicated estimating diesel compliance costs because those two products are inherently tied in the refining process. New technologies also are being developed in the industry that may lower the capital costs. Conoco continues to assess the compliance costs associated with the Tier II Fuels regulations, and while it may be premature to estimate these costs accurately, we expect to average less than 20 percent to 25 percent of our yearly downstream capital spending over the next six years to install the appropriate equipment. Similarly, the European Parliament enacted legislation in October 1998 that, among other things, required phased reductions of the sulfur and aromatics content in gasoline and diesel fuel and of benzene in gasoline. Our European refineries already are in compliance with the first level of sulfur reduction and we already have the ability to produce some of the 2005 specification gasoline and diesel at both the Humber and MiRO refineries. The costs to comply with the 2005 specifications will not be significant. We also are studying the possibility of producing 2011 specification products well in advance of that required date.

Conoco does not anticipate substantial additional expenditures to comply with Maximum Achievable Control Technology II (MACT II) standards expected to be promulgated by the USEPA under the CAA in 2002.

REMEDIATION EXPENDITURES

The Resource Conservation and Recovery Act, as amended (RCRA), extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. RCRA requires permitted facilities to undertake an assessment of environmental conditions at the facility. If conditions warrant, Conoco may be required to remediate contamination caused by prior operations. In contrast to the Comprehensive Environmental Response, Compensation and Liability Act, as amended (CERCLA), and often referred to as "Superfund," the cost of corrective action activities under the RCRA corrective action program typically is borne solely by Conoco. Over the next decade, Conoco anticipates that significant ongoing expenditures for RCRA remediation activities may be required. However, annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Conoco's expenditures associated with RCRA and similar remediation activities conducted voluntarily or pursuant to state and foreign laws were approximately $63 million in 2001, $34 million in 2000 and $33 million in 1999. In the long term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

Conoco from time to time receives requests for information or notices of potential liability from the USEPA and state environmental agencies alleging that we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, Conoco also has been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by Conoco but allegedly contain wastes attributable to Conoco's past operations. As of December 31, 2001, Conoco had been notified of potential liability under CERCLA or comparable state law at about 22 sites around the U.S., with active remediation under way at six of those sites. Conoco received notice of potential liability at five new sites during 2001, compared with two similar notices in 2000 and four in 1999. Expenditures associated with CERCLA and similar state remediation activities were not significant for Conoco in 2001, 2000 or 1999.

For most Superfund sites, Conoco's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to Conoco versus that attributable to all other potentially responsible parties is relatively low. Other potentially responsible parties at sites where Conoco is a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, Conoco's own share of liability has not increased materially. There are relatively few sites where Conoco is a major participant, and neither the cost to Conoco of remediation at those sites nor such cost at all CERCLA sites in the aggregate is expected to have a material adverse effect on the competitive or financial condition of Conoco.

Cash expenditures not charged against income for previously accrued remediation activities under CERCLA, RCRA and similar state and foreign laws were $33 million in 2001, $25 million in 2000 and $26 million in 1999. Although future remediation expenditures in excess of current reserves are possible, the effect of any such excess on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of such expenditures.

REMEDIATION ACCRUALS

Conoco accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against Conoco's insurers or other third parties and are not discounted. Many of these liabilities result from CERCLA, RCRA and similar state laws that require Conoco to undertake certain investigative and remedial activities at sites where we conduct, or once conducted, operations or at sites where Conoco-generated waste was disposed. The accrual also includes a number of sites identified by Conoco that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next decade, Conoco may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs, and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 2001.

Remediation activities vary substantially in duration and cost from site to site, depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 2001, Conoco's balance sheet included an accrued liability of $157 million, compared to $119 million at year-end 2000, for future site remediation costs. These expenditures are expected to be incurred over the next 10 years. Approximately 90 percent of Conoco's environmental reserve at December 31, 2001, was attributable to RCRA and similar remediation liabilities (including voluntary remediation) and 10 percent to CERCLA liabilities. During 2001, remediation accruals resulted in a $44 million charge, compared to a $35 million charge in 2000 and a $6 million charge in 1999. Conoco also assumed environmental remediation liabilities with the purchase of Gulf Canada in the third quarter of 2001. These liabilities totaled $27 million at December 31, 2001, and were discounted at 5 percent.

TAX MATTERS

In connection with the separation from DuPont and the initial public offering, Conoco and DuPont entered into a Tax Sharing Agreement and a Restructuring, Transfer and Separation Agreement. Certain disputes arose under these agreements and on November 8, 2001, these matters were settled. The $93 million net effect of this settlement is included in additional paid-in capital as an adjustment to capitalization from DuPont in our consolidated financial statements.

EUROPEAN MONETARY UNION

The European Economic and Monetary Union (EMU) introduced a new currency, the euro, on January 1, 1999. The new currency was established in response to the EMU's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange, and to promote the free flow of capital goods and services.

The euro was initially available for currency trading on currency exchanges and non-cash (banking) transactions for the 12 EMU countries that adopted it as their local currency.

On January 1, 2002, euro-denominated notes and coins were issued for cash transactions. The existing local currencies, or legacy currencies, remain legal tender during a "dual-circulation" period. During the dual-circulation period, both legacy currencies and the euro can be used for transactions. However, when legacy currencies are offered, any change returned is in euro. At the end of the dual-circulation period, the legacy currencies will be withdrawn from circulation, but can be exchanged for euros at specified banks.

Generally the dual-circulation period is from January 1, 2002, until February 28, 2002. Exceptions to this general rule are listed below:

- Germany – no official dual-circulation period;
- France – February 17, 2002;
- Ireland – February 9, 2002; and
- the Netherlands – January 28, 2002.

Conoco operates in a number of countries that are participating in the EMU, including Austria, Belgium, Finland and Germany, and uses the euro in business transactions with other EMU countries.

Conoco prepared for the impact of the euro's introduction on areas such as operations, finance, treasury, legal, information management, procurement and others, both in participating and non-participating European Union (EU) countries where Conoco currently operates. Existing legacy accounting and business systems and other business assets were upgraded or replaced as necessary for euro compliance. Out of the three non-participating EU countries, Conoco has a significant presence only in the U.K., where the British pound continues to be the local currency.

Because of the staged introduction of the euro regarding non-cash and cash transactions, we addressed our accounting and business systems first and our business assets second. During 2001, we implemented a new converged SAP system for our Refining & Marketing Europe organization that is euro compliant. As of October 2001, all operations in EMU countries were using the new system for accounting and reporting. By December 31, 2001, corresponding business assets were compliant and capable of conducting business with euro notes and coins. Amounts spent for our conversion to the euro were not material.

Conoco has not experienced any operational disruptions as the result of the introduction of the euro. Because of the competitive business environment within the petroleum industry, Conoco does not anticipate any long-term competitive implications or the need to materially change its mode of conducting business as a result of increased price transparency.

RESTRUCTURING

During 1999, 704 employees left Conoco as part of the implementation of our 1998 realignment plans, with related charges against the restructuring reserve of $68 million. In the fourth quarter of 1999, estimates of the number of severances were revised due to changes in operational requirements. The original number of estimated severances was reduced by 137 positions, primarily in our upstream business, to 838 positions. The reduction of positions eliminated resulted in a corresponding reduction in the restructuring reserve of $3 million that was recorded in the fourth quarter of 1999. Total charges and adjustments to the reserve during 1999 were $71 million, resulting in a December 31, 1999, reserve balance of $11 million.

During the first half of 2000, 79 employees left Conoco as part of the realignment plans. Related charges against the reserve totaled $6 million. The remaining reserve balance of $5 million was reversed into earnings in the second quarter of 2000.

RECENT ACCOUNTING STANDARDS

In early July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which revise the accounting for business combinations by requiring that the purchase method of accounting be used on all business combinations initiated after June 30, 2001, and that separately identified intangible assets be recorded as assets. In addition, goodwill must be tested at least annually for impairment and is no longer amortized.

SFAS No. 141 was applicable to our 2001 acquisition of Gulf Canada. SFAS No. 142 was adopted on January 1, 2002. The goodwill we recorded with the acquisition of Gulf Canada, which occurred prior to our adoption of SFAS No. 142, was subject to review for impairment under the provisions of APB Opinion No. 17, "Intangible Assets," and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." No impairment was recognized on goodwill at December 31, 2001. The impact of these standards on existing goodwill from previous acquisitions is not material.

The FASB also recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement significantly changes the method of accruing for costs, associated with the retirement of fixed assets (e.g., oil and gas production facilities and oil and gas properties, etc.), that an entity is legally obligated to incur. We will further evaluate the impact and timing of implementing SFAS No. 143. Implementation of this standard is required no later than January 1, 2003, with earlier adoption encouraged.

In October 2001, the FASB approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which clarified certain implementation issues arising from SFAS No. 121. This standard was adopted on January 1, 2002, and there was no impact upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

We operate in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and are exposed to fluctuations in hydrocarbon and power prices, foreign currency rates and interest rates. These fluctuations can affect revenues and the cost of operating, investing and financing. Our management has used and intends to continue to use financial- and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

We have established a Risk Management Policy that provides guidelines for entering into contractual arrangements (derivatives) to manage our commodity price, foreign currency rate and interest rate risks. The Conoco Risk Management Committee, composed of certain senior officers of the company, has:

- an ongoing responsibility for the content of this policy;
- principal oversight responsibility to ensure that we are in compliance with the policy; and
- responsibility to ensure that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments.

These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements, and counterparty credit approval procedures. Additionally, to assess the adequacy of internal controls, Conoco's internal audit group reviews these risk management activities. The audit results are then reviewed by both the Conoco Risk Management Committee and by management.

The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although Conoco, in the event of nonperformance by these counterparties, is exposed to credit loss, this exposure is managed through credit approvals, limits and monitoring procedures and limits to the period over which unpaid balances are allowed to accumulate. We have not experienced any material nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance. Our exposure to the recent Enron Corp. bankruptcy is not material.

COMMODITY PRICE RISK

We enter into energy-related futures, forwards, swaps and options in various markets:

- to balance our physical systems — In addition to being able to settle exchange traded futures contracts in cash prior to contract expiry, they also can be settled by physical delivery of the commodity. These barrels can provide another source of supply to our physical or "wet barrel" pool to meet refinery requirements or marketing demand;
- to meet customer needs — Consistent with our policy to generally remain exposed to market prices, we use swap contracts to convert fixed price sales contracts (often requested by natural gas and refined product consumers) to a floating market basis; and
- to manage our price exposure on anticipated crude oil, natural gas, refined product and electric power transactions.

Our policy is generally to be exposed to market pricing for commodity purchases and sales. From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for our equity crude oil and natural gas production, as well as our refinery margins. Specifically, in conjunction with the Gulf Canada acquisition, we initiated an extensive hedging program to mitigate volatile crude oil and natural gas prices through the purchase of derivative instruments.

The fair value gain or loss of outstanding derivative commodity instruments and the change in the fair value that would be expected from a 10 percent adverse price change are shown in the following table:

(In millions)	Fair Value	Change in Fair Value From 10% Adverse Price Change
Commodity Derivatives [1]		
At December 31, 2001		
Crude oil and refined products		
Trading	$ —	$ (3)
Non-trading [2]	264	(105)
Combined	$ 264	$ (108)
Natural gas and electricity		
Trading	$ —	$ (1)
Non-trading [3]	74	(8)
Combined	$ 74	$ (9)
At December 31, 2000		
Crude oil and refined products		
Trading	$ 1	$ 1
Non-trading [4]	92	(29)
Combined	$ 93	$ (28)
Natural gas and electricity		
Trading	$ 3	$ 2
Non-trading	103	(33)
Combined	$ 106	$ (31)

(1) Includes derivative instruments that can be settled in cash or by physical delivery of the commodity.

(2) Includes collars with a $24.04 floor price and a $26.54 cap price (West Texas Intermediate equivalent) on 54.5 million barrels for the period October 2001 through December 2002.
Includes swaps at $25.30 on 18.3 million barrels for the period October 2001 through December 2002.

(3) Includes collars with a $4.00 floor price and a $4.60 cap price (NYMEX equivalent) on approximately 120,000 mmbtu per day for the period October 2001 through December 2002.
Includes swaps at $4.02 on approximately 100,000 mmbtu per day for the period October 2001 through December 2002.

(4) Includes purchased crude oil put options with a strike price of $22.00 (West Texas Intermediate equivalent) per barrel on 63 million barrels during the period of April through December 2001.

The fair values of the futures contracts are based on publicly quoted market prices obtained from the New York Mercantile Exchange (NYMEX) or the International Petroleum Exchange of London. The fair values of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or loss that would have been realized if the contracts had been closed out at year-end.

Price-risk sensitivities were calculated by assuming an across-the-board 10 percent adverse change in prices regardless of term or historical relationships between the contractual price of the instrument and the underlying commodity price. In the event of an actual 10 percent change in prompt month crude oil or natural gas prices, the fair value of Conoco's derivative portfolio would typically change less than that shown in the table due to lower volatility in out-month prices.

EXCHANGE AND NON-EXCHANGE TRADED CONTRACTS ACCOUNTED FOR AT FAIR VALUE

(In millions)	Exchange Traded	Non-Exchange Traded	Total
Fair value of contracts outstanding at the beginning of the period	$ 8	$ 191	$ 199
Contracts realized or otherwise settled during the period	(28)	(108)	(136)
Fair value of new contracts when entered into during the period	—	(28)	(28)
Changes in fair value values attributable to changes in valuation techniques	—	—	—
Other changes in fair values	16	287	303
Fair value of contracts outstanding at the end of the period	$ (4)	$ 342	$ 338

	Fair Value of Contracts at Period-End				
(In millions)	**Maturity Up To 1 Year**	**Maturity 2–3 Years**	**Maturity 4–5 Years**	**Maturity in Excess of 5 Years**	**Total Fair Value**
Source of Fair Value					
Prices actively quoted					
Exchange	$ (4)	$ —	$ —	$ —	$ (4)
Non-exchange	350	(7)	(1)	—	342
Total	$ 346	$ (7)	$ (1)	$ —	$ 338
Prices provided by other external sources	—	—	—	—	—
Prices based on models and other valuation methods	—	—	—	—	—

We do a limited amount of trading unrelated to our underlying physical business, for which after-tax gains or losses have not been material.

FOREIGN CURRENCY RISK

Conoco has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. We do not comprehensively hedge our exposure to currency rate changes, although we may choose to selectively hedge exposures to foreign currency rate risk. Examples include firm commitments for future capital projects and operating costs, certain local currency tax payments and dividends, and cash returns from net investments in foreign affiliates to be remitted within the coming year.

In conjunction with our European commercial paper program, we enter into foreign currency swaps for all non-U.S. dollar notes issued in order to receive the U.S. dollar equivalent proceeds upon note issuance and to lock in the forward foreign currency rate on note maturity. At December 31, 2001, the U.S. dollar equivalent of all non-U.S. dollar notes outstanding was $29 million, all of which were swapped to the U.S. dollar. At December 31, 2000, the U.S. dollar equivalent of all non-U.S. dollar notes outstanding was $81 million, all of which were swapped for the U.S. dollar.

At December 31, 2001, we had open foreign currency exchange derivative instruments with a notional value of $9 million related to forward currency sales. At December 31, 2000, we had open foreign currency exchange derivative instruments with a notional value of $45 million related to anticipated foreign currency capital investments.

The fair value of outstanding foreign currency hedges and the change in the fair value that would be expected from a 10 percent adverse foreign currency rate change are shown in the following table:

(In millions)	Fair Value	Change in Fair Value From 10% Adverse Foreign Currency Rate Change
Foreign Currency Derivatives		
At December 31, 2001		
Non-trading	$ —	$ (4)
At December 31, 2000		
Non-trading	$ 2	$ (4)

Price-risk sensitivities were calculated by assuming an across-the-board 10 percent adverse change in foreign currency rates.

INTEREST RATE RISK

Conoco manages any material risk arising from exposure to interest rates by using a combination of financial derivative instruments. This program was developed to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. Beginning in the fourth quarter 2001, we executed several interest rate swaps to increase our overall debt portfolio's exposure to floating interest rates. These transactions included swapping $1,650 million of fixed rate debt to floating rate debt, as well as swapping $900 million of floating rate debt to fixed rate debt. Through these transactions, we effectively increased our exposure to floating interest rates on $750 million of debt. In addition to increasing our floating rate exposure, we effectively swapped $900 million of debt to a lower fixed rate, reducing the pretax interest rate by approximately 250 basis points.

The fair value gain or loss of outstanding interest rate swaps and the change in fair value that would be expected from a 10 percent adverse interest rate change are shown in the following table:

(In millions)	Fair Value	Change in Fair Value From 10% Adverse Interest Rate Change
Interest Rate Derivatives		
At December 31, 2001		
Fixed rate to floating rate		
Notes due 2009	$ (35)	$ (52)
Notes due 2029	(74)	(134)
Fixed rate to floating rate	$ (109)	$ (186)
Floating rate to fixed rate	(8)	(1)
Total	$ (117)	$ (187)

At December 31, 2000, Conoco had no significant open interest rate financial derivative instruments.

REPORT OF MANAGEMENT

Management of Conoco Inc. is responsible for preparing the accompanying consolidated financial statements and other information. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles considered by management to present fairly Conoco's financial position, results of operations and cash flows. The consolidated financial statements include some amounts that are based on management's best estimates and judgments.

Conoco's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. Conoco's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that all documents supporting transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. An extensive internal audit program monitors Conoco's system of internal controls. Management believes Conoco's system of internal controls meets the objective noted above.

Conoco's independent accountants, PricewaterhouseCoopers LLP, have audited the consolidated financial statements. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. Management has made available to PricewaterhouseCoopers LLP all of Conoco's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. To express the opinion set forth in their report, PricewaterhouseCoopers LLP evaluates the internal controls to the extent they deem necessary. The adequacy of Conoco's internal control systems and the accounting principles employed in financial reporting are under the general oversight of the Audit and Compliance Committee of the Board of Directors. This committee also has responsibility for employing the independent accountants, subject to stockholder ratification. All members of this committee are independent of Conoco, pursuant to the rules of the New York Stock Exchange. The independent accountants and the internal auditors have direct access to the Audit and Compliance Committee, and they meet with the Audit and Compliance Committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.

Archie W. Dunham
Chairman, President and
Chief Executive Officer

Robert W. Goldman
Senior Vice President, Finance,
and Chief Financial Officer

W. David Welch
Vice President, Controller and
Principal Accounting Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF CONOCO INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and accumulated other comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of Conoco Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 9 to the consolidated financial statements, in accordance with the requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

PricewaterhouseCoopers LLP

Houston, Texas
February 19, 2002

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share)	Year Ended December 31 2001	2000	1999
Revenues			
Sales and other operating revenues*	$ 38,737	$ 38,737	$ 27,039
Equity in earnings of affiliates (note 15)	181	277	150
Other income (note 4)	621	273	120
Total revenues	39,539	39,287	27,309
Costs and expenses			
Cost of goods sold**	23,043	23,921	14,781
Operating expenses	3,053	2,215	2,060
Selling, general and administrative expenses	888	794	809
Exploration expenses	378	279	270
Depreciation, depletion and amortization	1,811	1,301	1,193
Taxes other than on income* (note 5)	6,983	6,981	6,668
Interest and debt expense (note 6)	396	338	311
Total costs and expenses	36,552	35,829	26,092
Income before income taxes	2,987	3,458	1,217
Income tax expense (note 7)	1,391	1,556	473
Income before extraordinary item and accounting change	1,596	1,902	744
Extraordinary item, charge for the early extinguishment of debt, net of income taxes of $33 (note 8)	(44)	—	—
Cumulative effect of accounting change, net of income taxes of $22 (note 9)	37	—	—
Net income	$ 1,589	$ 1,902	$ 744
Earnings per share (note 10)			
Basic			
Before extraordinary item and accounting change	$ 2.55	$ 3.05	$ 1.19
Extraordinary item	(.07)	—	—
Cumulative effect of accounting change	.06	—	—
	$ 2.54	$ 3.05	$ 1.19
Diluted			
Before extraordinary item and accounting change	$ 2.51	$ 3.00	$ 1.17
Extraordinary item	(.07)	—	—
Cumulative effect of accounting change	.06	—	—
	$ 2.50	$ 3.00	$ 1.17
Weighted-average shares outstanding (note 10)			
Basic	626	624	627
Diluted	635	633	636
* Includes petroleum excise taxes	$ 6,744	$ 6,774	$ 6,492
** Excludes refining depreciation	$ 127	$ 122	$ 116

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(In millions)	December 31 2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 388	$ 342
Accounts and notes receivable (note 11)	1,894	1,837
Inventories (note 12)	995	791
Other current assets (note 13)	1,066	441
Total current assets	4,343	3,411
Property, plant and equipment (note 14)	30,224	23,890
Less: accumulated depreciation, depletion and amortization	(12,306)	(11,683)
Net property, plant and equipment	17,918	12,207
Investment in affiliates (note 15)	1,894	1,831
Goodwill (note 3)	2,933	10
Other assets (note 16)	816	668
Total assets	$ 27,904	$ 18,127
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable (note 17)	$ 1,950	$ 1,723
Short-term borrowings and capital lease obligations (note 18)	1,125	256
Income taxes (note 7)	530	665
Other accrued liabilities (note 19)	1,897	1,543
Total current liabilities	5,502	4,187
Long-term borrowings and capital lease obligations (note 20)	8,267	4,138
Deferred income taxes (note 7)	3,975	1,911
Other liabilities and deferred credits (note 21)	2,346	1,926
Total liabilities	20,090	12,162
Commitments and contingent liabilities (note 28)		
Minority interests (note 22)	1,204	337
Stockholders' equity (note 23)		
Preferred stock, $.01 par value		
250,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value (note 23)		
4,600,000,000 shares authorized, 628,938,046 shares issued with 625,658,528 shares outstanding at December 31, 2001; 4,599,776,271 shares authorized, 628,284,303 shares issued with 623,432,840 shares outstanding at December 31, 2000	6	6
Additional paid-in capital	5,044	4,932
Retained earnings	2,537	1,460
Accumulated other comprehensive loss (note 24)	(894)	(653)
Treasury stock, at cost		
3,279,518 and 4,851,463 shares at December 31, 2001, and December 31, 2000, respectively	(83)	(117)
Total stockholders' equity	6,610	5,628
Total liabilities and stockholders' equity	$ 27,904	$ 18,127

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS (NOTES 23 AND 24)

(In millions)	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Comprehensive Income	Accumulated Other Comprehensive Loss	Treasury Stock
Balance January 1, 1999	$ 6	$ 4,955	$ (244)		$ (274)	$ (5)
Comprehensive income						
Net income			744	$ 744		
Other comprehensive income (loss)						
Foreign currency translation adjustment				(162)		
Minimum pension liability adjustment				64		
Other comprehensive loss				(98)	(98)	
Comprehensive income				$ 646		
Adjustment to capitalization from DuPont		(26)				
Dividends			(445)			
Compensation plans		12				
Treasury stock – purchases						(87)
– issuances			(11)			28
Balance December 31, 1999	6	4,941	44		(372)	(64)
Comprehensive income						
Net income			1,902	$ 1,902		
Other comprehensive income (loss)						
Foreign currency translation adjustment				(272)		
Minimum pension liability adjustment				(9)		
Other comprehensive loss				(281)	(281)	
Comprehensive income				$ 1,621		
Dividends			(474)			
Compensation plans			5			
Redemption of minority interests		(9)				
Treasury stock – purchases						(90)
– issuances			(17)			37
Balance December 31, 2000	6	4,932	1,460		(653)	(117)
Comprehensive income						
Net income			1,589	$ 1,589		
Other comprehensive income (loss)						
Foreign currency translation adjustment				(309)		
Minimum pension liability adjustment				(19)		
Unrealized gains on derivatives				86		
Unrealized gain on derivatives from adoption of SFAS No. 133				1		
Other comprehensive loss				(241)	(241)	
Comprehensive income				$ 1,348		
Adjustment to capitalization from DuPont		93				
Dividends			(474)			
Compensation plans		24				
Redemption of minority interests		(3)				
Costs related to the combination of Class A and B stock		(2)				
Treasury stock – purchases						(37)
– issuances			(38)			71
Balance December 31, 2001	$ 6	$ 5,044	$ 2,537		$ (894)	$ (83)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	Year Ended December 31 2001	2000	1999
Cash provided by operations			
Net income	$ 1,589	$ 1,902	$ 744
Adjustments to reconcile net income to cash provided by operations			
Extraordinary item, charge for the early extinguishment of debt (note 8)	77	—	—
Cumulative effect of accounting change (note 9)	(59)	—	—
Depreciation, depletion and amortization	1,811	1,301	1,193
Dry hole costs and impairment of unproved properties	116	88	131
Deferred tax expense (note 7)	282	236	(111)
Income applicable to minority interests	23	24	25
Gain on asset dispositions	(311)	(72)	(20)
Dividends received greater than (less than) equity in earnings from affiliates	17	(145)	(73)
Other non-cash charges and (credits) – net	136	(87)	(18)
Decrease (increase) in operating assets			
Accounts and notes receivable	521	(153)	(573)
Inventories	(159)	(119)	80
Other operating assets	(724)	(313)	107
Increase (decrease) in operating liabilities			
Accounts and other operating payables	132	567	639
Income and other taxes payable	(310)	209	92
Cash provided by operations	3,141	3,438	2,216
Investing activities			
Purchases of property, plant and equipment	(2,702)	(1,921)	(1,675)
Purchase of Gulf Canada – net of cash acquired (note 3)	(4,318)	—	—
Purchases of businesses – net of cash acquired	—	(661)	—
Investments in affiliates – additions	(133)	(173)	(272)
– repayment of loans and advances	14	64	45
Proceeds from sales of assets and subsidiaries	795	222	162
Net (increase) decrease in short-term financial instruments	(3)	(3)	34
Cash used in investing activities	(6,347)	(2,472)	(1,706)
Financing activities			
Short-term borrowings (note 18) – receipts	27,048	28,091	12,778
– payments	(24,147)	(28,498)	(12,156)
Long-term borrowings (note 20) – receipts	6,195	65	3,970
– payments	(5,802)	—	(20)
Related-party borrowings – receipts	—	—	865
– payments	—	—	(5,461)
Treasury stock – purchases	(37)	(90)	(87)
– proceeds from issuances	31	12	13
Cash dividends	(474)	(474)	(445)
Cash distribution (to) from DuPont (note 32)	93	—	(11)
Minority interests (note 22) – receipts	488	—	326
– payments	(33)	(26)	(324)
Cash provided by (used in) financing activities	3,362	(920)	(552)
Effect of exchange rate changes on cash	(110)	(21)	(35)
Increase (decrease) in cash and cash equivalents	46	25	(77)
Cash and cash equivalents at beginning of year	342	317	394
Cash and cash equivalents at end of year	$ 388	$ 342	$ 317

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share)

1. BASIS OF PRESENTATION

Conoco is an integrated, global energy company that has three operating segments — upstream, downstream and emerging businesses. Activities of the upstream operating segment include exploring for, developing, producing and selling crude oil, natural gas and natural gas liquids, and Syncrude mining operations (Canadian Syncrude). Downstream operating segment activities include refining crude oil and other feedstocks into petroleum products; buying and selling crude oil and refined products; and transporting, distributing and marketing petroleum products. Emerging businesses operating segment activities include the development of new businesses beyond our traditional operations. Emerging businesses currently is involved in carbon fibers (Conoco Cevolution®); natural gas refining, including gas-to-liquids; and international power. We have five reporting segments. Four of these segments reflect the geographic division between U.S. and international operations in our upstream and downstream businesses, and one segment is for emerging businesses. Corporate includes general corporate expenses, financing costs and other non-operating items and captive insurance operations.

The initial public offering of Conoco's Class A common stock commenced on October 21, 1998. The initial public offering consisted of approximately 191 million shares of Class A common stock issued at a price of $23.00 per share and represented E.I. du Pont de Nemours and Company's (DuPont) first step in the planned divestiture of Conoco. After the initial public offering, DuPont owned 100 percent of Conoco's Class B common stock (approximately 437 million shares), representing approximately 70 percent of Conoco's outstanding common stock and approximately 92 percent of the combined voting power of all classes of voting stock of Conoco. On August 6, 1999, DuPont concluded an exchange offer to its stockholders, which resulted in all 437 million shares of Class B common stock being distributed to DuPont stockholders. The exchange offer was the final step in DuPont's planned divestiture of Conoco.

On September 21, 2001, Conoco's shareholders approved the combination of Conoco's Class A and Class B common stock into a single class of new common stock on a one-for-one basis. The combination was effective on October 8, 2001. See note 23 for further details.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The accounts of wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. All intercompany balances have been eliminated. The equity method is used to account for investments in corporate entities, partnerships and limited liability companies in which we exert significant influence, generally having a 20 percent to 50 percent ownership interest. Our 50.1 percent non-controlling interest in Petrozuata C.A., located in Venezuela, is accounted for using the equity method. The equity method is used because the minority shareholder, a subsidiary of PDVSA, the national oil company of the Bolivarian Republic of Venezuela, has substantive participating rights, under which all substantive operating decisions (e.g., annual budgets, major financings, selection of senior operating management, etc.) require joint approvals, and therefore Conoco does not effectively control Petrozuata C.A. Undivided interests in oil and gas properties, certain transportation assets and Canadian Syncrude mining operations are accounted for on a proportionate gross basis. Other investments, excluding marketable securities, are carried at cost.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses; the disclosure of contingent assets and liabilities; and the reported amounts of proved oil, gas and Canadian Syncrude reserves. Actual results may differ from those estimates and assumptions.

REVENUE RECOGNITION

Revenues are recorded when title passes to the customer. Revenues from the production of oil and gas properties in which we have interests with other companies are recorded on the basis of sales to customers. Differences between these sales and our share of production are not significant. Revenues from construction service contracts are recorded on a percentage-of-completion method.

CASH EQUIVALENTS

Cash equivalents represent investments with maturities of three months or less from the time of purchase. They are carried at cost plus accrued interest, which approximates fair value.

INVENTORIES

Inventories are carried at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for inventories of crude oil and petroleum products and Canadian Syncrude. Cost for remaining inventories, principally materials and supplies, is generally determined by the average cost method. Market is determined on a regional basis and any lower of cost or market write-down is recorded as a permanent adjustment to the cost of inventory.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

PP&E is carried at cost, including interest capitalized on construction projects. Depreciation of PP&E, other than oil and gas and Canadian Syncrude properties, is generally computed on a straight-line basis over the estimated economic lives (of 14 to 25 years for major assets) of the facilities. When assets that are part of a composite group are retired, sold, abandoned or otherwise disposed of, the cost, net of sales proceeds or salvage value, is charged against the accumulated reserve for depreciation, depletion and amortization (DD&A). Where depreciation is accumulated for specific assets, gains or losses on disposal are included in period income.

Oil and Gas Properties

We follow the successful efforts method of accounting. Under successful efforts, the costs of property acquisitions, successful exploratory wells, development wells and related support equipment and facilities are capitalized. The costs of producing properties are amortized at the field level on a unit-of-production method.

Unproved properties that are individually significant are periodically assessed for impairment. The impairment of individually insignificant properties is recorded by amortizing the costs based on past experience and the estimated holding period. Exploratory well costs are expensed in the period a well is determined to be unsuccessful. All other exploration costs, including geological and geophysical costs, production costs and overhead costs, are expensed in the period incurred.

The estimated costs of dismantlement and removal of oil- and gas-related facilities, well plugging and abandonment, and other site restoration costs are accrued over the properties' productive lives using the unit-of-production method and recognized as a liability as the amortization expense is recorded. See note 21 for further details.

Syncrude Mining Operations

Capitalized costs, including support facilities, include the cost of the acquisition and other capital costs incurred. Capital costs are depreciated using the unit-of-production method based on the applicable portion of proven reserves associated with each mine location and its facilities.

Impairment of Long-lived Assets

Long-lived assets, including oil and gas properties with recorded values that are not expected to be recovered through future cash flows, are fully written down to current fair value through additional amortization or depreciation provisions in the periods in which the determination of impairments are made. Fair value is generally determined from estimated discounted future net cash flows.

Capitalized Interest

Interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets.

MAINTENANCE AND REPAIR ACTIVITIES

We accrue in advance for planned major maintenance. Through December 31, 2001, costs primarily related to work to be done as part of refinery turnarounds and drydock maintenance for tankers, barges and boats are accrued and are classified as liabilities on the balance sheet. However, effective January 1, 2002, we changed to a preferable method of accounting as recommended by the American Institute of Certified Public Accountants' proposed Statement of Position (SOP), "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment" and the Financial Accounting Standards Board's (FASB) Exposure Draft, "Accounting in Interim and Annual Financial Statements for Certain Costs and Activities Related to Property, Plant and Equipment." Effective with this change, we began expensing all major maintenance costs as incurred. The effect of implementation of this change is a reversal of amounts previously accrued through December 31, 2001, of $47, which will be reported in the first quarter of 2002 as a change in accounting principle. Minor maintenance and repairs are charged to expense as incurred and improvements are capitalized.

SHIPPING AND HANDLING COSTS

We include shipping and handling costs in cost of goods sold if they are a component of manufacturing of refined products; otherwise they are reported as either operating expense or cost of goods sold, depending on the nature of the cost.

ENVIRONMENTAL COSTS

Environmental expenditures are expensed or capitalized, as appropriate, depending on their future economic benefit. Expenditures, which relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities related to future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated.

STOCK COMPENSATION

We apply the intrinsic value method of accounting for stock options as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Pro forma information regarding changes in net income and earnings per share data (as if the accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," had been applied) is presented in note 25.

INCOME TAXES

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of Conoco's assets and

(Dollars in millions, except per share)

liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized.

Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings are deemed to be permanently invested.

FOREIGN CURRENCY TRANSLATION

The local currency is the functional currency for our integrated European and Canadian petroleum operations because it is the currency of the primary economic environment in which those entities operate. For subsidiaries whose functional currency is the local currency, assets and liabilities denominated in local currency are translated into U.S. dollars at end-of-period exchange rates. The resulting translation adjustment is a component of accumulated other comprehensive loss (see note 24). Monetary assets and liabilities denominated in currencies other than the local currency are remeasured into the local currency prior to translation into U.S. dollars. The resulting exchange gains or losses, together with their related tax effects, are included in income in the period in which they occur. Revenues and expenses are translated into U.S. dollars at the average exchange rates in effect during the period.

For all other subsidiaries, the U.S. dollar is the functional currency. All foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates. Inventories, prepaid expenses and PP&E are exceptions to this policy and are remeasured at historical rates. Foreign currency revenues and expenses are remeasured at average exchange rates in effect during the year. Exceptions to this policy include all expenses related to balance sheet amounts that are remeasured at historical exchange rates. Exchange gains and losses arising from remeasured foreign currency-denominated monetary assets and liabilities are included in current period income.

DERIVATIVE INSTRUMENTS

Effective January 1, 2001, we follow the methods prescribed by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," to account for derivative instruments. Under SFAS No. 133, as amended (SFAS 133), all derivative instruments are recorded on the balance sheet at their fair value. See note 9 for details on the accounting change generated from implementing SFAS 133; note 24 for the impact of implementing SFAS 133 on "Other comprehensive loss;" and note 27 for additional details of the accounting for the gain or loss resulting from changes in the fair value of derivatives designated as hedging instruments.

Prior to the adoption of SFAS 133, derivative instruments that were designated and qualified as hedges were recognized in income in the period in which the underlying transaction affected earnings. Neither the hedging contracts nor the unrealized gains or losses on these contracts were recognized in the financial statements. All other derivative contracts were reflected at their fair market value on the balance sheet. Changes in market values of all other derivative contracts were reflected in income in the period in which the change occurred.

RECLASSIFICATIONS

Certain data in the prior years' financial statements have been reclassified to conform to the 2001 presentation.

RECENT ACCOUNTING STANDARDS

In early July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which revise the accounting for business combinations by requiring that the purchase method of accounting be used on all business combinations initiated after June 30, 2001, and that separately identified intangible assets be recorded as assets. In addition, goodwill must be tested at least annually for impairment and is no longer amortized.

SFAS No. 141 was applicable to our 2001 acquisition of Gulf Canada Resources Limited (Gulf Canada). SFAS No. 142 was adopted on January 1, 2002. The goodwill we recorded with the acquisition of Gulf Canada, which occurred prior to our adoption of SFAS No. 142, was subject to review for impairment under the provisions of APB Opinion No. 17, "Intangible Assets," and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." No impairment was recognized on goodwill at December 31, 2001. The impact of these standards on existing goodwill from previous acquisitions is not material.

The FASB also recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement significantly changes the method of accruing for costs, associated with the retirement of fixed assets (e.g., oil and gas production facilities and oil and gas properties, etc.), that an entity is legally obligated to incur. We will further evaluate the impact and timing of implementing SFAS No. 143. Implementation of this standard is required no later than January 1, 2003, with earlier adoption encouraged.

In October 2001, the FASB approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which clarified certain implementation issues arising from SFAS No. 121. This standard was adopted on January 1, 2002, and there was no impact upon adoption.

3. GULF CANADA ACQUISITION

On July 16, 2001, Conoco, through a wholly owned subsidiary, completed the acquisition of all the ordinary shares of Gulf Canada, now known as Conoco Canada Resources Limited (Conoco Canada) for approximately $4,571 in cash plus assumed liabilities and minority interests. For ease of reference, we will refer to Conoco Canada as Gulf Canada. Prior to the acquisition, Gulf Canada was a Canadian-based independent exploration and production company, with primary operations in western Canada, Indonesia, the Netherlands and Ecuador. Subsequent to the acquisition, operational responsibilities for Gulf Canada's interests in Indonesia, the Netherlands and Ecuador were realigned within Conoco's regional organizational structure, and operationally Conoco's existing Canadian operations were merged with those of Gulf Canada.

We acquired Gulf Canada to strengthen our oil and gas position in North America, to enhance our competitive position in key regions of the world, to add to our inventory of near- and long-term growth opportunities, to increase our exposure to North American and European markets, and to establish southeast Asia as our fourth core area.

The following is a table of the calculation and allocation of the purchase price to the assets acquired and liabilities assumed based on their relative fair market values:

Calculation of the Purchase Price for Assets Acquired (1)

Cash paid for stock purchased	$	4,551
Other purchase price costs (e.g., fees, etc.)		20
Total purchase price for common equity		4,571
Plus fair market value of liabilities assumed and minority interest		
Current and other liabilities		776
Debt		1,691
Deferred tax		1,824
Minority interest		552
Total liabilities and minority interest		4,843
Total purchase price for assets acquired	$	9,414

Allocation of Purchase Price for Assets Acquired (1)

Property, plant and equipment (2)	$	5,396
Goodwill (3)		3,066
All other assets, including working capital and intangibles (4)		952
Total	$	9,414

(1) The purchase price was converted from Canadian dollars to U.S. dollars at the July 1, 2001, exchange rate of .66. Amounts shown on the December 31, 2001, balance sheet were converted to U.S. dollars using a .63 exchange rate.

(2) Proved properties were valued at $3,549, unproved properties at $1,788 and other properties and equipment at $59.

(3) None of the goodwill is deductible for tax purposes. Due to foreign currency translation adjustments, goodwill at December 31, 2001, was $2,933, of which $2,927 was attributable to Gulf Canada.

(4) Includes the fair value of identifiable intangible assets of $6. These intangible assets have indefinite useful lives and will be tested for impairment.

The purchase price allocation is subject to changes as additional information becomes available for certain accounts and properties. Management does not believe the final purchase price allocation will differ materially from the current purchase price allocation. Upon full implementation of SFAS No. 142 in 2002, the goodwill from this transaction will be disclosed in the reporting segments that include the "reporting units" to which this goodwill must be allocated in accordance with the requirements of this standard.

Conoco's unaudited pro forma results are presented in the following table for the years ended December 31, 2001, and December 31, 2000 (collectively the unaudited pro forma results). The unaudited pro forma results have been prepared to illustrate the estimated effect of the acquisition of Gulf Canada on Conoco under the purchase method of accounting as if Conoco's acquisition of Gulf Canada had occurred on January 1, 2000. The unaudited pro forma results also give effect to the acquisition (that closed effective November 6, 2000) of Crestar Energy Inc. (Crestar) by Gulf Canada as if the acquisition had occurred on January 1, 2000. For these unaudited pro forma results, the historical income statement information of Gulf Canada has been converted to U.S. Generally Accepted Accounting Principles (GAAP) and converted to U.S. dollars using the average exchange rates of .64 for the six months ended December 31, 2001, .65 for the six months ended June 30, 2001, and .67 for the year ended December 31, 2000. The unaudited results do not purport to represent what the results of operations would actually have been if the acquisition had in fact occurred on such dates or to project Conoco's results of operations for any future date or period.

	Pro Forma Year Ended December 31	
(Unaudited)	2001	2000
Total revenues	$ 40,736	$ 41,265
Income before extraordinary item and accounting change	1,711	1,890
Net income	1,704	1,890
Earnings per share before extraordinary item and accounting change		
Basic	2.73	3.03
Diluted	2.69	2.99
Earnings per share		
Basic	2.72	3.03
Diluted	2.68	2.99

4. OTHER INCOME

	2001	2000	1999
Interest income	$ 21	$ 39	$ 25
Gain on sales of assets and subsidiaries	310	72	26
Gain (loss) on derivative activities	212	(15)	—
Syrian service contract	118	110	3
Write-down of various affiliates	(50)	(26)	—
Exchange gain (loss) and other	10	93	66
Other income	$ 621	$ 273	$ 120

(Dollars in millions, except per share)

5. TAXES OTHER THAN ON INCOME

	2001	2000	1999
Petroleum excise taxes			
U.S.	$ 1,463	$ 1,572	$ 1,495
Non-U.S.	5,281	5,202	4,997
Total	6,744	6,774	6,492
Payroll taxes	54	45	44
Property taxes	67	65	64
Production and other taxes	118	97	68
Taxes other than on income	$ 6,983	$ 6,981	$ 6,668

6. INTEREST AND DEBT EXPENSE

	2001	2000	1999
Interest and debt cost incurred	$ 429	$ 354	$ 317
Less: interest and debt cost capitalized	33	16	6
Interest and debt expense (1)	$ 396	$ 338	$ 311

(1) Cash interest paid, net of amounts capitalized, was $363 in 2001, $331 in 2000 and $297 in 1999.

7. PROVISION FOR INCOME TAXES

	2001	2000	1999
Current tax expense			
U.S. federal	$ 102	$ 126	$ 26
U.S. state and local	(5)	11	4
Non-U.S.	1,001	1,183	554
Current tax expense	1,098	1,320	584
Deferred tax expense			
U.S. federal	290	125	(84)
U.S. state and local	14	3	(5)
Non-U.S.	(11)	108	(22)
Deferred tax expense	293	236	(111)
Income tax expense	1,391	1,556	473
Extraordinary item (see note 8)	(33)	—	—
Cumulative effect of accounting change (see note 9)	22	—	—
Foreign currency translation (see note 24)	(20)	(83)	(29)
Minimum pension liability (see note 24)	(8)	(5)	29
Unrealized gains on derivatives (see note 24)	54	—	—
Total provision for income taxes	$ 1,406	$ 1,468	$ 473

Total income taxes paid worldwide were $1,379 in 2001, $1,030 in 2000 and $493 in 1999.

At December 31, 2001 and 2000, the current and non-current deferred taxes were classified in the consolidated balance sheet as follows:

	2001	2000
Other current assets (see note 13)	$ (13)	$ (43)
Other assets (see note 16)	(28)	(39)
Income taxes	208	66
Deferred income taxes	3,975	1,911
Net deferred tax liabilities	$ 4,142	$ 1,895

The significant components of deferred tax liabilities/(assets) at December 31, 2001 and 2000 were as follows:

	2001	2000
Deferred tax liabilities		
PP&E	$ 4,681	$ 2,452
Inventories	42	15
Other	415	181
Deferred tax liabilities	5,138	2,648
Deferred tax assets		
PP&E	(33)	(35)
Employee benefits	(281)	(252)
Other accrued expenses	(403)	(275)
Tax loss/tax credit carryforwards	(724)	(442)
Other	(174)	(158)
Deferred tax assets	(1,615)	(1,162)
Valuation allowance	619	409
Net deferred tax assets	(996)	(753)
Net deferred tax liabilities	$ 4,142	$ 1,895

Valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, increased $210 in 2001. This reflects a $201 increase to offset tax assets representing operating and tax losses incurred in exploration, production, and start-up operations and a $66 increase due to the Gulf Canada acquisition. This increase is partially offset by a decrease of $57 related to tax loss carryforwards, which have been utilized or have expired, and to tax assets representing operating losses that we determined will more likely than not be realized in future years. In 2000, valuation allowances decreased $43, primarily reflecting a $123 decrease related to tax assets representing operating losses, which we determined will more likely than not be realized in future years and tax loss carryforwards that have been relinquished or expired. This decrease was partially offset by an $80 increase in the valuation allowance used to offset tax assets representing operating and tax losses incurred in exploration, production and start-up operations.

Under the tax laws of various jurisdictions in which we operate, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward. These loss carryforwards, subject to statutory limitations, can reduce taxable income or taxes payable in a future year. At December 31, 2001, the tax effect of such loss carryforwards approximated $724. Of this amount, $271 has no expiration date, $22 expires in 2002, $45 expires in 2003, $47 expires in 2004, $72 expires in 2005, $185 expires in 2006, $1 expires in 2007, $71 expires in 2008 and $10 expires in 2011 and later years.

As a result of the Gulf Canada acquisition, gross deferred tax assets of $137 were recorded, representing tax loss and tax credit carryforwards. Valuation allowances of $66 reduce the gross asset to the amount we believe will more likely than not be realized. Also as a result of the acquisition, net deferred tax liabilities of $1,895 were recorded, reflecting the temporary differences between book value and carryover tax basis in the assets acquired.

An analysis of Conoco's effective income tax rate follows:

	2001	2000	1999
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Higher tax rate on international operations	13.4	11.3	10.0
Alternative fuels credit	(1.3)	(1.2)	(4.0)
Other – net	(0.2)	0.2	(1.3)
Consolidated companies	46.9	45.3	39.7
Effect of recording equity in income of certain affiliated companies on an after-tax basis	(0.3)	(0.3)	(0.8)
Effective income tax rate [1]	46.6%	45.0%	38.9%

(1) Effective income tax rate based on income and income taxes before extraordinary item and cumulative effect of accounting change.

Income before income taxes was based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above, as U.S. or non-U.S., does not correspond to the earnings as set forth in the following table:

	2001	2000	1999
U.S.	$ 1,122	$ 735	$ 93
Non-U.S.	1,865	2,723	1,124
Income before Income taxes	$ 2,987	$ 3,458	$ 1,217

Unremitted earnings of certain international subsidiaries totaling $1,687 at December 31, 2001, and $1,661 at December 31, 2000, are deemed to be permanently invested. No deferred tax liability was recognized for the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the U.S.

(Dollars in millions, except per share)

8. EXTRAORDINARY CHARGE FOR THE EARLY EXTINGUISHMENT OF DEBT

Subsequent to the Gulf Canada acquisition, Conoco repaid various high-cost Gulf Canada outstanding notes with an aggregate principal value of $1,572. The extraordinary charge of $44, net of a tax benefit of $33, principally represents the premium associated with the early repayment of these notes. See note 20.

9. CUMULATIVE EFFECT OF ACCOUNTING CHANGE

In June 2000, the FASB issued SFAS No. 138, which made amendments to SFAS No. 133. We adopted SFAS No. 133, as amended (SFAS 133), on January 1, 2001. It modified the criteria for identifying derivative instruments and required that derivatives, whether in stand-alone contracts or, in certain cases, those embedded into other contracts, be recorded at their fair value as assets or liabilities on the balance sheet. Upon initial adoption of SFAS 133, we recorded a cumulative transition gain of $37 after-tax into net income, which was mainly the result of certain derivative instruments that did not meet the conditions for hedge accounting pursuant to SFAS 133, and $1 into other comprehensive income to reflect the fair value of derivatives qualifying as cash flow hedges. In addition, $297 was recorded as assets and $259 was recorded as liabilities. Note 27 provides additional details of the accounting for the gain or loss resulting from changes in the fair value of derivatives designated as hedging instruments, as prescribed by SFAS 133.

In accordance with the transition provisions of SFAS 133, we recorded the following after-tax cumulative adjustments into earnings on January 1, 2001:

Previously designated fair value hedging relationships [1]:		
Fair value of hedging instruments	$	27
Offsetting changes in fair value of hedged items		(25)
Hedging instruments not designated for hedge accounting under the standard [2]		36
Contracts previously not designated as derivative instruments prior to the standard		(1)
Total cumulative effect of adoption on earnings, after-tax	$	37

The total cumulative effect is shown on the consolidated statement of income as "Cumulative effect of accounting change."

(1) These fair value hedging relationships reflect conversions of certain commodity contracts from fixed prices to market prices, in accordance with Conoco's Risk Management Policy. For the year ended December 31, 2001, the ineffective portions of these hedges were immaterial.

(2) Primarily reflects a pretax gain of $64 ($40 after-tax) related to changes in the fair value of certain crude oil put options from their purchase date to the January 1, 2001, adoption date of SFAS 133. Included in income before extraordinary item and accounting change on the consolidated statement of income is an $84 pretax expense ($53 after-tax) related to changes in the fair value of these same crude oil put options for the year ended December 31, 2001.

10. EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding plus the effects of certain vested Conoco employee and director awards and fee deferrals that are invested in Conoco stock units (the denominator). Diluted EPS is similarly computed using the treasury stock method, except the denominator is increased to include the dilutive effect of outstanding stock options and unvested shares of restricted stock awarded under Conoco's compensation plans (see note 25). Fixed options and restricted stock grants that are contingent upon continued service to the company are included in the diluted earnings per share calculation and are excluded in the basic earnings per share calculation. Issuance of these shares is contingent only upon a continued specified service period of the grantees, and there are no other contingency provisions in these fixed options and restricted stock grants.

Diluted EPS includes the dilutive effect of an additional 9,591,024 shares for 2001, 8,405,998 shares for 2000 and 9,241,896 shares for 1999.

The denominator is based on the following weighted-average number of common shares outstanding:

	2001	2000	1999
Basic	625,503,098	624,354,441	627,233,229
Diluted	635,094,122	632,760,439	636,475,125

At December 31, 2001, variable stock options for 1,331,300 shares of common stock were outstanding, and at December 31, 2000 and 1999, variable stock options for 3,124,146 shares of common stock were outstanding. These options were not included in the computation of diluted EPS because the threshold price required for these options to be vested had not been reached.

Fixed stock options for 7,691,426; 89,530; and 30,972 shares of common stock were not included in the diluted earnings per share calculation for 2001, 2000 and 1999, respectively, because the exercise price was greater than the average market price.

The weighted-average number of common shares held as treasury stock is deducted in determining the weighted-average number of shares outstanding.

11. ACCOUNTS AND NOTES RECEIVABLE

	December 31	
	2001	2000
Trade	$ 1,415	$ 1,506
Notes and other	479	331
Accounts and notes receivable	$ 1,894	$ 1,837

Included in the preceding table are accounts and notes receivable from affiliated companies (see note 15) of $685 at December 31, 2001, and $548 at December 31, 2000.

The carrying value of accounts and notes receivable approximates fair value because of their short maturity.

See note 29 for a description of operating segment markets and associated concentrations of credit risk.

12. INVENTORIES

	December 31	
	2001	2000
Crude oil and petroleum products	$ 773	$ 643
Canadian Syncrude (from mining operations)	10	—
Other merchandise	26	27
Materials and supplies	186	121
Inventories	$ 995	$ 791

The excess of market over book value of inventories valued under the LIFO method was $268 and $643 at December 31, 2001 and 2000, respectively. Inventories valued at LIFO represented 79 percent and 81 percent of consolidated inventories at December 31, 2001 and 2000, respectively.

During 2000, certain inventory quantities were reduced, resulting in a partial liquidation of the LIFO basis. The 2000 liquidation of inventories, carried at lower costs prevailing in prior years, as compared with the replacement costs of these inventories, had no material effect on net income. The effect of a liquidation of the LIFO basis during 1999 decreased cost of goods sold by approximately $67 and increased net income by approximately $42.

13. OTHER CURRENT ASSETS

	December 31	
	2001	2000
Fair value of derivative instruments (see note 27)	$ 574	$ 36
Prepaid expenses	18	20
Deferred taxes (see note 7)	13	43
Other	461	342
Other current assets	$ 1,066	$ 441

(Dollars in millions, except per share)

14. PROPERTY, PLANT AND EQUIPMENT

	December 31			
	Cost		Net	
	2001	2000	2001	2000
Oil and gas properties				
Unproved	$ 2,524	$ 1,106	$ 2,310	$ 920
Proved	18,541	14,730	10,093	6,719
Canadian Syncrude	802	—	797	—
Other	1,537	1,449	1,044	1,009
Total upstream	23,404	17,285	14,244	8,648
Refining, marketing and distribution	6,497	6,466	3,392	3,453
Emerging businesses	229	58	228	58
Corporate	94	81	54	48
PP&E	$ 30,224	$ 23,890	$ 17,918	$ 12,207

PP&E includes downstream assets acquired under capital leases of $44 at December 31, 2001, and $36 at December 31, 2000. DD&A expense associated with these assets was $18 at December 31, 2001, $16 at December 31, 2000, and $15 at December 31, 1999.

15. SUMMARIZED FINANCIAL INFORMATION FOR AFFILIATED COMPANIES

Summarized consolidated financial information for Petrozuata C.A. (50.1 percent non-controlling interest) and other affiliated companies for which Conoco uses the equity method of accounting (see note 2) is shown below. Other affiliates includes the financial information of, among others, the following: Česká rafinérská, a.s. (16.33 percent), CFJ Properties (50 percent), Excel Paralubes (50 percent), Malaysian Refining Company Sdn. Bhd. (47 percent), Petrovera (46.7 percent), Pocahontas Gas Partnership (50 percent) and Polar Lights Company (50 percent). During the third quarter 2001, Conoco sold its 50 percent interest in the Pocahontas Gas Partnership.

	100%			
	Petrozuata	Other Affiliates	Total	Conoco's Share
2001				
Results of Operations				
Sales	$ 577	$ 11,079	$ 11,656	$ 4,719
Cost of goods sold	$ 115	$ 8,458	$ 8,573	$ 3,678
Operating expenses	$ 233	$ 1,201	$ 1,434	$ 529
DD&A	$ 74	$ 414	$ 488	$ 180
Interest	$ 101	$ 52	$ 153	$ 77
Earnings before income taxes	$ 37	$ 597	$ 634	$ 153
Net income (1)	$ 105	$ 394	$ 499	$ 181
Dividends received				$ 198
Financial Position				
Current assets	$ 323	$ 2,229	$ 2,552	$ 956
Non-current assets	3,047	7,585	10,632	3,843
Total assets	$ 3,370	$ 9,814	$ 13,184	$ 4,799
Short-term borrowings (2)	$ 64	$ 974	$ 1,038	$ 256
Other current liabilities	113	1,872	1,985	764
Long-term borrowings (2)	1,364	3,626	4,990	1,699
Other long-term liabilities	1,365	812	2,177	934
Total liabilities	$ 2,906	$ 7,284	$ 10,190	$ 3,653
Conoco's net investment in affiliates (includes advances)	$ 822	$ 1,072		$ 1,894

	100%			
	Petrozuata	Other Affiliates	Total	Conoco's Share
2000				
Results of Operations				
Sales	$ 512	$ 10,836	$ 11,348	$ 4,368
Cost of goods sold	$ 17	$ 8,031	$ 8,048	$ 3,287
Operating expenses	$ 125	$ 1,349	$ 1,474	$ 493
DD&A	$ 26	$ 380	$ 406	$ 133
Interest	$ 40	$ 165	$ 205	$ 86
Earnings before income taxes	$ 307	$ 744	$ 1,051	$ 387
Net income [1]	$ 294	$ 545	$ 839	$ 277
Dividends received				$ 132
Financial Position				
Current assets	$ 324	$ 2,238	$ 2,562	$ 874
Non-current assets	2,799	7,423	10,222	3,638
Total assets	$ 3,123	$ 9,661	$ 12,784	$ 4,512
Short-term borrowings [2]	$ —	$ 564	$ 564	$ 163
Other current liabilities	218	1,604	1,822	603
Long-term borrowings [2]	1,373	3,938	5,311	1,787
Other long-term liabilities	1,174	721	1,895	793
Total liabilities	$ 2,765	$ 6,827	$ 9,592	$ 3,346
Conoco's net investment in affiliates (includes advances)	$ 693	$ 1,138		$ 1,831
1999				
Results of Operations				
Sales	$ 228	$ 8,304	$ 8,532	$ 3,208
Cost of goods sold	$ —	$ 5,665	$ 5,665	$ 2,361
Operating expenses	$ 84	$ 1,340	$ 1,424	$ 452
DD&A	$ 26	$ 314	$ 340	$ 127
Interest	$ 24	$ 208	$ 232	$ 80
Earnings before income taxes	$ 92	$ 665	$ 757	$ 163
Net income [1]	$ 109	$ 490	$ 599	$ 150
Dividends received				$ 77

(1) Conoco's equity in Petrozuata's earnings totaled $52 in 2001, $147 in 2000 and $50 in 1999.
(2) Equity affiliate borrowings of $1,014 in 2001 and $979 in 2000 were guaranteed by Conoco or DuPont, on behalf of and indemnified by Conoco. These amounts are included in the guarantees disclosed in note 28.

Equity affiliate sales to Conoco amounted to $1,023 in 2001, $804 in 2000 and $720 in 1999. Equity affiliate purchases from Conoco totaled $1,690 in 2001, $2,200 in 2000 and $1,519 in 1999. Conoco's equity in undistributed earnings of its affiliated companies was $585 at December 31, 2001, $446 at December 31, 2000 and $366 at December 31, 1999.

(Dollars in millions, except per share)

16. OTHER ASSETS

	December 31	
	2001	2000
Long-term receivables [1]	$ 359	$ 280
Other securities and investments	85	105
Leveraged lease on Deepwater Pathfinder	63	61
Deferred taxes (see note 7)	28	39
Deferred pension transition obligation (see note 26)	70	33
Prepaid pension cost (see note 26)	—	5
Fair value of derivative instruments (see note 27)	27	—
Other	184	145
Other assets	$ 816	$ 668

[1] Includes $277 at December 31, 2001, and $223 at December 31, 2000, attributable to a long-term service contract for the development of a gas and condensate infrastructure in Syria. This amount is recoverable from the gas and condensate revenue stream generated over a period up to five years commencing in early 2002.

17. ACCOUNTS PAYABLE

	December 31	
	2001	2000
Trade	$ 1,439	$ 1,287
Payables to banks	146	130
Product exchanges	250	217
Other	115	89
Accounts payable	$ 1,950	$ 1,723

Included in the preceding table are accounts payable to affiliated companies (see note 15) of $195 at December 31, 2001, and $573 at December 31, 2000.

Payables to banks represent checks issued on certain disbursement accounts but not presented to the banks for payment. The amounts above are carried at historical cost, which approximate fair value because of their short maturity.

18. SHORT-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

	December 31	
	2001	2000
Commercial paper	$ 558	$ 187
Industrial development bonds	59	59
Floating rate notes due 2002 [1]	500	—
Long-term borrowings payable within one year	6	8
Capital lease obligations	2	2
Short-term borrowings and capital lease obligations	$ 1,125	$ 256

[1] At December 31, 2001, the effective interest rate was 3.2 percent.

These amounts are carried at historical cost, which approximate fair value because of their short maturity.

During October 2001, we amended and increased our unsecured $2,000 revolving credit facility by $1,000 to facilitate an increase in our U.S. commercial paper program. Also effective in October, the European commercial paper program was increased from euro 500 to euro 1,000. We have the ability to issue commercial paper at any time with maturities not to exceed 270 days. At December 31, 2001, we had $558 of commercial paper outstanding, of which $29 was denominated in foreign currencies. The weighted-average interest rate was 2.16 percent. At December 31, 2000, there was $187 of commercial paper outstanding, with a weighted-average interest rate of 6.8 percent, of which $85 was denominated in foreign currencies.

Supporting the commercial paper programs, we have an unsecured $3,000 revolving credit facility with a syndicate of U.S. and international banks. The terms consist of a 364-day committed facility in the amount of $2,350 and a five-year committed facility, with over two years remaining, in the amount of $650. At December 31, 2001, and at December 31, 2000, we had no outstanding borrowings under this credit facility.

The weighted-average interest rate on short-term borrowings and capital lease obligations outstanding was 2.7 percent at December 31, 2001, and 6.3 percent at December 31, 2000.

19. OTHER ACCRUED LIABILITIES

	December 31	
	2001	2000
Taxes other than on income	$ 402	$ 384
Operating expenses and other related costs	402	537
Payroll and other employee-related costs	185	206
Royalties	70	134
Interest payable	112	66
Fair value of derivative instruments (see note 27)	222	—
Accrual for litigation settlement (see note 28)	112	—
Accrued post-retirement benefits cost (see note 26)	30	18
Environmental remediation costs (see note 28)	23	12
Other	339	186
Other accrued liabilities	$ 1,897	$ 1,543

20. LONG-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

	December 31	
	2001	2000
Floating rate notes due 2003	$ 500	$ —
7.443% senior unsecured notes due 2004	171	—
5.90% senior unsecured notes due 2004	1,349	1,348
8.375% senior unsecured notes due 2005 [(1)]	9	—
5.45% senior unsecured notes due 2006	1,248	—
8.35% senior unsecured notes due 2006 [(1)]	4	—
6.45% senior unsecured notes due 2007 [(1)] [(2)]	62	—
6.50% senior unsecured notes due 2008	7	7
6.35% senior unsecured notes due 2009	750	750
6.35% senior unsecured notes due 2011	1,747	—
7.125% senior unsecured notes due 2011 [(1)]	5	—
7.68% senior unsecured notes due 2012	63	65
8.25% senior unsecured notes due 2017 [(1)]	9	—
5.75% senior unsecured notes due 2026	16	16
6.95% senior unsecured notes due 2029	1,900	1,900
7.25% senior unsecured notes due 2031	494	—
Other loans (various currencies) due 2003-2008 [(3)]	9	20
Capitalization obligation to affiliate due 2008	13	9
Capital lease obligations	20	23
Total long-term borrowings and capital lease obligations before hedges	8,376	4,138
Fair market value adjustment on notes subject to hedging (see note 27)		
Notes due 2009 [(4)]	(35)	—
Notes due 2029 [(5)]	(74)	—
Long-term borrowings and capital lease obligations	$ 8,267	$ 4,138

(1) Outstanding notes originally issued by Crestar and Gulf Canada reflect a $2 fair value adjustment as a result of the acquisition.
(2) The principal amount of these notes is Canadian $100. The obligation is converted based on the year-end exchange rate of .63.
(3) Weighted-average interest rate was 6 percent at December 31, 2001, and 7.5 percent at December 31, 2000.
(4) Fair market value of the $750 executed interest rate swaps.
(5) Fair market value of the $900 executed interest rate swaps.

In connection with the July 2001 Gulf Canada acquisition, we arranged a $4,500 senior unsecured 364-day bridge credit facility to finance the transaction and assumed approximately $2,000 of net debt and minority interests. The borrowings under the bridge facility were repaid on October 11, 2001, primarily with the net proceeds of $4,469 from the $4,500 debt offerings by Conoco and Conoco Funding Company, a wholly owned Nova Scotia finance subsidiary, described in the subsequent paragraphs. The bridge was subsequently cancelled on October 16, 2001. Subsequent to the Gulf Canada acquisition, Gulf Indonesia Resources Limited (Gulf Indonesia), a consolidated subsidiary of Gulf Canada, repaid $116 of its outstanding debt, and Gulf Canada repaid $1,015 of its $1,048 in outstanding public debt securities. In addition, Gulf Canada repaid $207 of its subordinated debt and an additional $234 of outstanding private placement debt. We funded these repayments and the repayment of the balance of the bridge facility through a combination of cash on hand, our issuance of commercial paper and borrowings under other available credit lines.

On October 11, 2001, Conoco Funding Company issued $3,500 of senior unsecured debt securities, fully and unconditionally guaranteed by Conoco, as follows:

- $1,250 of 5.45 percent notes due 2006;
- $1,750 of 6.35 percent notes due 2011; and
- $500 of 7.25 percent notes due 2031.

(Dollars in millions, except per share)

Conoco also issued $1,000 of floating rate notes as follows:

- $500 notes due October 15, 2002, with a floating rate based on the three-month LIBOR rate plus .77 percent. The effective interest rate for the floating rate notes was 3.20 percent at December 31, 2001; and
- $500 notes due April 15, 2003, with a floating rate based on the three-month LIBOR rate plus .85 percent. The effective interest rate for the floating rate notes was 3.28 percent at December 31, 2001.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 2002, are $506 for 2003, $1,527 for 2004, $19 for 2005, $1,260 for 2006 and $5,064 for 2007 and thereafter. Long-term borrowings and capital lease obligations outstanding at December 31, 2001, before interest rate hedges, had an estimated fair value of $8,557. At December 31, 2000, these outstanding obligations approximate fair value. These estimates were based on quoted market prices for the same or similar issues.

21. OTHER LIABILITIES AND DEFERRED CREDITS

	December 31	
	2001	2000
Deferred gas revenue	$ 231	$ 280
Accrued post-retirement benefits cost (see note 26)	363	335
Accrued pension liability (see note 26)	266	184
Abandonment costs [1]	432	397
Environmental remediation costs (see note 28)	134	107
Fair value of derivative instruments (see note 27)	158	—
Other	762	623
Other liabilities and deferred credits	$ 2,346	$ 1,926

(1) Total future abandonment costs are currently estimated to be $1,062.

22. MINORITY INTERESTS

In 1996, various upstream subsidiaries contributed oil and gas assets to Conoco Oil & Gas Associates L.P. for a general partnership interest of 67 percent. Vanguard Energy Investors L.P. then purchased the remaining 33 percent as a limited partner. In December 1999, Conoco elected to retire Vanguard's interest and terminate the Conoco Oil & Gas Associates partnership, reducing minority interest by $302. As a result of this transaction, Vanguard received from Conoco Oil & Gas Associates $310 cash, which represented its mark-to-market adjusted capital account value plus a priority return for the period of October 1, 1999, through December 31, 1999.

In 1999, Conoco formed Conoco Corporate Holdings L.P. by contributing an office building and four aircraft. The limited partner interest was sold to Highlander Investors L.L.C. for $141, or an initial net 47 percent interest. Highlander is entitled to a cumulative annual priority return on its investment of 7.86 percent. The net minority interest in Conoco Corporate Holdings held by Highlander was $141 at December 31, 2001, and December 31, 2000.

In 1999, Conoco and Armadillo Investors L.L.C. formed Conoco Gas Holdings L.L.C. We contributed certain domestic upstream assets for a 75 percent common member interest and cash, and Armadillo contributed cash for a 25 percent preferred member interest. Armadillo is entitled to a cumulative annual preferred dividend on its investment of 7.16 percent. The net minority interest in Conoco Gas Holdings held by Armadillo was $185 at December 31, 2000. In March 2001, we acquired the minority interest in Conoco Gas Holdings L.L.C. from Armadillo L.L.C. The acquisition resulted in a reduction of minority interest of $185, an increase in debt of $171 and a reduction in cash of $14. Conoco assumed the $171 debt from Armadillo L.L.C.

In July 2001, Conoco assumed minority interests of $552 as part of the Gulf Canada acquisition. The minority interests included $381 of two classes (Series I and II) preferred stock of Gulf Canada that remained outstanding after the acquisition and $171 representing 28 percent of the outside ownership of the common shares outstanding of its subsidiary, Gulf Indonesia. Both the Series I preferred stock of Gulf Canada and the common shares of Gulf Indonesia are publicly traded.

In December 2001, Conoco and Cold Spring Finance S.a.r.l. formed Ashford Energy Capital S.A. through the contribution of cash and a Conoco subsidiary promissory note. Cold Spring is entitled to a cumulative annual preferred return based upon current short-term interest rates. A small portion of our return is a preferred return based on short-term interest rates, while the remainder of our return is based on the residual earnings of Ashford Energy. Cold Spring held a $500 net minority interest in Ashford Energy at December 31, 2001.

There was no consolidated gain or loss recognized on the formation of Conoco Oil & Gas Associates, Conoco Corporate Holdings, Conoco Gas Holdings or Ashford Energy. Conoco's net income was reduced by minority interest earnings of $23 for 2001, $24 for 2000 and $25 for 1999. Minority interest at December 31, 2001, and December 31, 2000, was $1,204 and $337, respectively.

23. STOCKHOLDERS' EQUITY

As described in note 1, Conoco's capital structure was established at the time of the initial public offering in October 1998. On September 21, 2001, Conoco's shareholders approved the combination of our Class A and Class B common stock into a single class of new common stock on a one-for-one basis. As a result of the combination, each outstanding share of Class A and Class B common stock was converted into one share of a new class of common stock. Each shareholder has the same economic ownership of Conoco stock that they had prior to the combination, and each share of the new common stock is entitled to one vote. Prior to the combination, Class B shareholders had five votes per share. The combination was effective on October 8, 2001.

The number of shares of common stock issued and outstanding as of December 31, 2000, has been restated to give effect to the combination of the Class A and Class B common stock. There was no effect on previously reported earnings per share amounts.

A summary of the activity in common shares outstanding for 1999, 2000 and 2001 is presented as follows:

	Total
Common shares outstanding – December 31, 1998	627,791,531
Purchase of shares for treasury [1]	(3,494,616)
Issued on exercise of stock options and compensation awards from treasury (see note 25)	1,286,519
Common shares outstanding – December 31, 1999	625,583,434
Purchase of shares for treasury [1]	(3,634,400)
Additional shares issued	466,638
Shares purchased and retired [1]	(223,729)
Issued on exercise of stock options and compensation awards from treasury (see note 25)	1,240,897
Common shares outstanding – December 31, 2000	623,432,840
Purchase of shares for treasury [1]	(1,258,070)
Additional shares issued	684,443
Shares purchased and retired [1]	(30,700)
Issued on exercise of stock options and compensation awards from treasury (see note 25)	2,830,015
Common shares outstanding – December 31, 2001	625,658,528

(1) To offset dilution from issuances under compensation plans. Additionally, in February 2001, we commenced a new three-year $1,000 common stock buyback program. The stock buyback program allowed us to repurchase shares from time to time in the open market or possibly, under certain circumstances, through private transactions, as our financial condition and market conditions warranted. The stock buyback program was suspended in May 2001, with our purchase of Gulf Canada. During 2001, we purchased 1,288,770 shares of our common stock at a total cost of $37.

At December 31, 2001 and 2000, 250,000,000 shares of preferred stock were authorized. Of this amount, 1,000,000 shares were designated as Series A Junior Participating Preferred Stock and reserved for issuance on the exercise of preferred stock purchase rights under Conoco's Share Purchase Rights Plan. Each issued share of common stock has one preferred stock purchase right attached to it. No preferred shares have been issued, and the rights currently are not exercisable. The purchase rights would generally become exercisable under the direction of our board of directors, if a person or group acquires 15 percent or more of the company's common stock or announces a tender offer that would result in a person becoming an acquiring person.

In connection with the separation from DuPont, Conoco recorded in additional paid-in capital a net increase of $93 and a $26 charge in 2001 and 1999, respectively. These are included in additional paid-in capital as an adjustment to capitalization from DuPont (see note 32).

Dividends declared and paid on common stock for 2001 and 2000 are shown as follows:

	2001	2000
First quarter	$ .19	$ .19
Second quarter	.19	.19
Third quarter	.19	.19
Fourth quarter	.19	.19
Dividends per share	$ .76	$ .76

Conoco declared a first quarter cash dividend on January 24, 2002, of $.19 per share on each outstanding share of common stock. This quarterly dividend will be paid on March 10, 2002, to all shareholders of record as of February 10, 2002.

24. ACCUMULATED OTHER COMPREHENSIVE LOSS

Balances of related after-tax components comprising accumulated other comprehensive loss are summarized in the following table:

	December 31	
	2001	2000
Foreign currency translation adjustment	$ (928)	$ (619)
Minimum pension liability adjustment (see note 26)	(53)	(34)
Unrealized gains on derivatives (see note 9)	87	—
Accumulated other comprehensive loss	$ (894)	$ (653)

(Dollars in millions, except per share)

The following table summarizes the changes in the related components of other comprehensive loss, which are reported net of associated income tax effects:

	Year Ended December 31								
	2001			2000			1999		
	Pretax	Income tax	After-tax	Pretax	Income tax	After-tax	Pretax	Income tax	After-tax
Foreign currency translation adjustment	$ (329)	$ (20)	$ (309)	$ (355)	$ (83)	$ (272)	$ (191)	$ (29)	$ (162)
Minimum pension liability adjustment	(27)	(8)	(19)	(14)	(5)	(9)	93	29	64
Unrealized gains on derivatives	141	54	87	—	—	—	—	—	—
Other comprehensive loss	$ (215)	$ 26	$ (241)	$ (369)	$ (88)	$ (281)	$ (98)	$ —	$ (98)

Conoco recorded an after-tax gain of $87 into other comprehensive income from derivatives during 2001. This gain includes an after-tax gain of $92 related to derivative instruments designated as cash flow hedges of certain forecasted sales of crude oil and natural gas and a net after-tax charge of $5 due to changes in the fair values of derivative instruments designated as cash flow hedges of variable interest rate obligations. During the next 12-month period, all of the $92 after-tax gain associated with the forecasted sales of crude oil and natural gas, as well as an immaterial portion of the $5 net after-tax charge related to variable interest rate obligations, is expected to be reclassified into income.

25. COMPENSATION PLANS

TRANSITION FROM DUPONT PLANS TO CONOCO PLANS

Until the date of the initial public offering, employees of Conoco participated in stock-based compensation plans administered through DuPont. Conoco employees held a total of 10,964,917 stock options for DuPont common stock and 1,333,135 stock appreciation rights (SARs) with respect to DuPont common stock. At the time of the initial public offering, Conoco gave those persons the option, subject to specific country tax and legal requirements, to participate in a program involving the cancellation of all or part of their DuPont stock options or SARs and replacement with Conoco options or SARs. The substitute stock options and other awards had the same total intrinsic value, vesting provisions, option periods and other terms and conditions as the DuPont options and awards they replaced. A total of 8,921,508 DuPont stock options and 745,358 DuPont SARs were cancelled and replaced by 24,275,690 stock options for Conoco common stock and 2,279,834 SARs with respect to Conoco common stock. DuPont retained responsibility for delivery of DuPont common stock to Conoco employees for DuPont stock options not cancelled.

Of the converted options, 1,724,146 were variable options for which a threshold price of $32.88 (closing price for five consecutive days) had to be reached within five years of the grant date in order to become exercisable. In 2001, the time deadline to reach the threshold price was extended by two years. Of these options, 392,846 were granted to the Chief Executive Officer (CEO). Due to an application of a vesting provision in the CEO's employment contract, these 392,846 options have been reclassified as fixed options.

AWARDS UNDER CONOCO PLANS

The 1998 Stock and Performance Incentive Plan provides incentives to certain corporate officers and non-employee directors who can contribute materially to the success and profitability of Conoco and its subsidiaries. Awards may be in the form of cash, stock, stock options or SARs with respect to Conoco common stock. This plan also provides for the Conoco Global Variable Compensation Plan. The Conoco Global Variable Compensation Plan is an annual management incentive program for officers and certain non-officer employees with awards made in cash and stock. Stock options and SARs granted under the 1998 Stock and Performance Incentive Plan:

- are awarded at market price on the date of grant;
- have a 10-year life;
- generally vest one year from date of grant; and
- may be subject to exercise restrictions, such as the attainment of specific stock price targets or the passage of time.

For some senior management, certain shares can be deferred as stock units for a designated future delivery.

In 1999, a variable option grant to acquire 1,400,000 shares of common stock was made to Conoco's Chairman, President and CEO. Of this grant, 50 percent was subject to forfeiture if, within three years from the date of grant, the market price of Conoco common stock did not achieve a price of $35.00 per share for five consecutive days. The remaining 50 percent of the grant was subject to forfeiture if, within five years from the date of grant, the market price of Conoco common stock did not achieve a price of $42.00 per share for five consecutive days. The exercise price was $26.50, which was the market price on the grant date. In 2001, due to an extension of the time deadline to reach the threshold price for 700,000 options and application of a vesting provision in the CEO's employment contract, all 1,400,000 options were reclassified as fixed options.

Prior to 2001, the maximum number of shares of common stock and stock options granted under the plan was limited to the highest of 20,000,000 or 3.3 percent of outstanding shares of common stock. In September 2001, the plan was amended to increase the number of shares that may be granted. The maximum number of shares of common stock and stock options granted under the plan is now limited to 31,397,830. At December 31, 2001, 19,953,208 shares and at December 31, 2000, 12,028,155 shares of common stock were available for issuance under the plan.

Conoco adopted the 1998 Key Employee Stock Performance Plan to attract and retain employees. The plan will accomplish this by enhancing the proprietary and personal interests of employees in Conoco's success and profitability. Awards to employees may be in the form of Conoco stock options or SARs, both with respect to common stock. Such awards granted under this plan are awarded under the same terms and conditions of the 1998 Stock and Performance Incentive Plan as described above. Prior to 2001, the maximum number of shares of common stock and stock options granted under the plan was limited to the higher of 18,000,000 or 3 percent of outstanding shares of common stock. In September 2001, the plan was amended to increase the number of shares that may be granted. The maximum number of shares of common stock and stock options granted under the plan is now limited to 37,580,628. At December 31, 2001, 24,879,789 shares of common stock were available for issuance under the plan, while at December 31, 2000, 10,556,261 shares of common stock were available for issuance under the plan.

Under both the 1998 Stock and Performance Incentive Plan and the 1998 Key Employee Stock Performance Plan, reload options are available for certain managers upon the exercise of stock options. Reload provisions associated with options considered to be fixed were contained in the original terms of the plans and have not been modified. These reload options include a condition that shares received from the exercise of the original option may not be sold for at least two years. Under a reload option, the number of new options granted is equal to the number of shares required to satisfy the total exercise price of the original option. Reload options are granted at the market price of the stock on the reload grant date.

The 1998 Global Performance Sharing Plan is a broad-based plan under which, on the date of the initial public offering, grants of stock options and SARs with respect to common stock were made to certain non-officer employees. This was done to encourage a sense of proprietorship and an active interest in the financial success of Conoco and its subsidiaries. The stock options and SARs:

- were awarded at the price of the initial public offering ($23.00 per share);
- have a 10-year life; and
- become exercisable in one-third increments on the first, second and third anniversaries of the grant date.

Currently, there are no additional shares available for issuance under this plan.

The 2001 Global Performance Sharing Plan is a broad-based plan under which grants of stock options and SARs with respect to common stock were made to certain non-officer employees. This was done to encourage a sense of proprietorship and an active interest in the financial success of Conoco and its subsidiaries. The stock options and SARs:

- were awarded at the market price of stock at the award date ($29.15 per share);
- have a 10-year life; and
- become exercisable at the earliest of when Conoco stock closing price is $36.25 or above for five consecutive days, or six months before the expiration date of the options.

Most stock options granted under Conoco plans are fixed and have no intrinsic value at grant date. The exceptions to this fixed status are the 1,724,146 options granted to substitute for cancelled DuPont options granted in 1997 and the 1,400,000 options granted on August 17, 1999.

(Dollars in millions, except per share)

The following table summarizes activity for fixed and variable options for the last three years:

	Fixed		Variable	
	Number of Shares	Weighted-average Price	Number of Shares	Weighted-average Price
December 31, 1998	32,177,923	$ 17.14	1,724,146	$ 19.18
Granted	30,689	27.46	1,400,000	26.50
Exercised	(1,225,424)	12.37	—	—
Forfeited	(133,929)	22.28	—	—
December 31, 1999	30,849,259	17.31	3,124,146	22.46
Granted	6,419,256	21.31	—	—
Exercised	(1,406,597)	10.47	—	—
Forfeited	(170,785)	20.54	—	—
December 31, 2000	35,691,133	18.29	3,124,146	22.46
Granted	7,840,895	29.44	—	—
Issued in exchange for Gulf Canada options	132,571	19.07	—	—
Reclassified	1,792,846	24.90	(1,792,846)	24.90
Exercised	(3,460,154)	12.14	—	—
Forfeited	(144,528)	24.66	—	—
December 31, 2001	41,852,763	21.15	1,331,300	19.18

The following table summarizes information concerning outstanding and exercisable fixed Conoco options at December 31, 2001. For total variable options outstanding at December 31, 2001, the weighted-average remaining contractual life was 5.1 years.

	Exercise Price			
	$8.40-$10.42	$12.78-$18.31	$19.17-$28.55	$29.15-$31.21
Options outstanding	5,517,691	2,644,842	25,968,804	7,721,426
Weighted-average remaining contractual life (years)	2.61	4.23	6.65	9.08
Weighted-average price	$ 9.84	$ 14.35	$ 21.77	$ 29.46
Options exercisable	5,517,691	2,644,842	23,690,960	29,099
Weighted-average price	$ 9.84	$ 14.35	$ 21.51	$ 30.03

Fixed options exercisable at the end of the last three years and the weighted-average fair value of fixed options granted are as follows:

	2001	2000	1999
Options exercisable at year-end			
Number of shares	31,882,592	25,443,830	22,481,408
Weighted-average price	$ 18.90	$ 16.85	$ 15.31
Weighted-average fair value of options granted during the year	$ 8.64	$ 6.14	$ 6.85

The incremental fair value of Conoco variable options with a hurdle price of $32.88 per share was assumed to be zero. Except for the $2 related to the conversion of the CEO's variable options to fixed, no compensation expense has been recognized for fixed options.

The fair value of options is calculated using the Black-Scholes option-pricing model. Assumptions used were as follows:

	Conoco Options (1)		
	2001 New	2000 New	1999 New
Dividend yield	3.3%	3.3%	3.3%
Volatility	30.0%	30.0%	25.0%
Risk-free interest rate	5.3%	5.1%	5.8%
Expected life (years)	6.0	6.0	6.0

(1) For 2001 and 2000, Conoco's historical volatility is used. However, due to insufficient history, the volatility of Conoco stock was estimated by referencing oil industry experience trends in 1999. The expected life for exercise of Conoco stock options was estimated by using DuPont experience trends.

The following table sets forth pro forma information as if we had adopted the optional recognition provisions of SFAS No. 123 (see note 2):

	2001	2000	1999
Increase (decrease) in			
Net income	$ (46)	$ (28)	$ (18)
Earnings per share			
Basic	$ (.07)	$ (.04)	$ (.03)
Diluted	$ (.07)	$ (.04)	$ (.03)

The incremental fair value for cancellation and substitution of stock options originally granted before adoption of SFAS No. 123 was zero because intrinsic value exceeds fair value.

Compensation expense recognized in income for stock-based employee compensation awards was $6 for 2001, $4 for 2000 and $24 for 1999.

Prior to the initial public offering, the Conoco Unit Option Plan awarded SARs with respect to DuPont common stock to key salaried employees in certain grade levels who showed early evidence of the ability to assume significant responsibility and leadership. At the time of the initial public offering, 1,131,494 unit options were outstanding, of which 593,722 were cancelled and substituted with comparable SARs with respect to Conoco common stock under Conoco's 1998 Key Employee Stock Performance Plan. Effective with the initial public offering, no new grants were made or are planned out of the Conoco Unit Option Plan. At December 31, 2001, outstanding unit options based on common stock were 1,150,975, and at December 31, 2000, outstanding unit options based on common stock were 1,330,485. For these same time periods, outstanding unit options based on DuPont common stock were 346,724 and 403,115, respectively. The related liability provisions totaled $16 at December 31, 2001, and $21 at December 31, 2000.

Through the date of the initial public offering, certain Conoco employees who participated in the DuPont Variable Compensation Plan received grants of stock and cash. Overall amounts were dependent on financial performance of DuPont and Conoco and other factors and were subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $39 in 1998. Actual cash and stock awards made in 1999 for the 1998 plan year totaled $24. These awards were made out of the Conoco 1998 Stock and Performance Incentive Plan based on performance standards set previously in the DuPont Variable Compensation Plan. Both the DuPont Variable Compensation Plan and the Conoco 1998 Stock and Performance Incentive Plan allow future delivery of stock awards.

Beginning with the 1999 plan year, grants of stock and cash were made from the Conoco 1998 Stock and Performance Incentive Plan according to the financial performance of Conoco and its business units. Awards are subject to maximum limits as defined by the plan. Amounts charged against earnings during 2001 in anticipation of awards to be made in 2002 were $49, while amounts charged against earnings during 2000 in anticipation of awards to be made in 2001 were $62.

Under the Conoco 1998 Stock and Performance Incentive Plan, employees were offered the opportunity to cancel DuPont shares, which were granted under previous awards, and receive substitute shares of Conoco Class A common stock for designated future delivery. At December 31, 2001, 54,421 shares of DuPont stock and 329,572 shares of Conoco common stock were awaiting delivery. Conoco recognized a liability of $2 for the delivery of DuPont shares.

Awards under the separate Conoco Challenge Program may be granted in cash to employees not covered by the Variable Compensation Plan. This plan provides awards based on meeting financial goals and upholding our core values. Overall amounts are dependent on Conoco's earnings and cash provided by operations. Beginning with the 1999 plan year, awards also are adjusted up or down based on a measure of Conoco's shareholder return as compared to a group of selected benchmark competitors. All payout amounts are subject to maximum limits as defined by the plan. Amounts charged against earnings for the current year and to adjust for over/under accruals in prior years totaled $47 for 2001, $63 in 2000 and $40 in 1999.

(Dollars in millions, except per share)

GULF CANADA FIXED OPTIONS

At the time of the acquisition offer, Gulf Canada employees holding Gulf Canada options were given the opportunity to convert those options to Conoco options with comparable intrinsic value, terms and conditions. Accordingly, 473,112 Gulf Canada options were converted to 132,571 Conoco options. All Gulf Canada options not converted (approximately 21 million) were exercised immediately prior to the acquisition and the resulting shares were included as part of the purchase price.

26. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Prior to the split-off, Conoco participated in the DuPont U.S. tax-qualified defined-benefit pension plan. In 1999, Conoco established a U.S. tax-qualified defined-benefit pension plan (Conoco plan), which was spun off from the DuPont U.S. tax-qualified defined-benefit pension plan. In 2000, DuPont transferred cash and assets valued at $858 to fund the plan.

The Conoco plan covers substantially all U.S. non-retail employees, as well as about half of all U.S. retail employees. In addition, Conoco has separate U.S. non-tax-qualified defined-benefit pension plans covering certain U.S. and international employees. The benefits for the plans mentioned in this paragraph are based primarily on years of service and the average of the employee's highest 36 consecutive months' pay. Conoco's funding policy for the U.S. tax-qualified plan is consistent with the funding requirements of federal laws and regulations. The nonqualified plans are not funded. In 1999, however, we set up a "Rabbi Trust," which may be funded in the future. A Rabbi Trust sets aside assets to pay for benefits under a nonqualified pension plan, but those assets remain subject to claims of our general creditors in preference to the claims of plan participants and beneficiaries. The trust is currently not active and is funded with $2 cash that is consolidated in our financial statements.

Pension coverage is provided to the extent appropriate for employees of our international subsidiaries through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

Conoco and certain subsidiaries also provide medical and life insurance benefits to U.S. retirees and survivors. The associated plans, principally health, are not funded, and approved claims are paid from Conoco's funds. Under the terms of these plans, we reserve the right to change, modify or discontinue the plans. We have communicated to plan participants that any increase in the annual health care escalation rate above 4.5 percent will be borne by the participants. However, for 2002 we approved a one-year increase to Conoco's contributions to 9.0 percent. Because cost increases for years prior to 2002 were less than 4.5 percent, the overall average through 2002 does not exceed 4.5 percent. As a result, we do not expect a material increase to the accumulated post-retirement benefit obligation or the other post-retirement benefit cost.

	Pension Benefits						Other Post-retirement Benefits		
	2001		2000		1999		2001	2000	1999
	U.S.	Int'l.	U.S.	Int'l.	U.S.	Int'l.			
Service cost	$ 39	$ 26	$ 35	$ 27	$ 44	$ 42	$ 6	$ 7	$ 9
Interest cost	61	41	62	37	58	41	28	25	22
Expected return on plan assets	(76)	(37)	(76)	(33)	(79)	(36)	—	—	—
Amortization of prior service cost (credit)	(7)	5	(6)	5	(7)	5	(4)	(4)	(4)
Recognized actuarial loss (gain)	5	—	4	—	4	5	2	(1)	2
Net periodic benefit cost	$ 22	$ 35	$ 19	$ 36	$ 20	$ 57	$ 32	$ 27	$ 29

The following table reflects information concerning benefit obligations, plan assets, funded status and recorded values.

	Pension Benefits				Other Post-retirement Benefits	
	2001		2000		2001	2000
	U.S.	Int'l.	U.S.	Int'l.		
Change in Benefit Obligation						
Benefit obligation at beginning of year	$ 855	$ 698	$ 834	$ 679	$ 374	$ 323
Service cost	39	26	35	27	6	7
Interest cost	61	41	62	37	28	25
Exchange gain	—	(20)	—	(58)	(2)	—
Participant contributions	—	—	—	—	—	4
Amendment [1]	27	—	—	—	6	—
Actuarial (gain) loss	53	(17)	(2)	17	38	46
Acquisitions, divestitures and other	—	25	—	18	32	—
Benefits paid	(50)	(23)	(74)	(22)	(29)	(31)
Benefit obligation at end of year	$ 985	$ 730	$ 855	$ 698	$ 453	$ 374
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 798	$ 524	$ 884	$ 494	$ —	$ —
Actual return on plan assets	(45)	(68)	(29)	49	—	—
Employer contribution	7	32	17	29	24	26
Participant contributions	—	—	—	—	5	5
Exchange gain	—	(15)	—	(40)	—	—
Acquisitions, divestitures and other	—	23	—	10	—	—
Benefits paid	(50)	(21)	(74)	(18)	(29)	(31)
Fair value of plan assets at end of year	$ 710	$ 475	$ 798	$ 524	$ —	$ —
Funded status of plans at end of year	$ (275)	$ (254)	$ (57)	$ (174)	$ (453)	$ (374)
Transition asset	(7)	(5)	(15)	(6)	—	—
Unrecognized actuarial loss	225	95	55	12	99	62
Exchange gain	—	—	—	—	(2)	—
Unrecognized prior service cost (credit)	37	68	11	81	(37)	(41)
Net amount recognized at end of year	$ (20)	$ (96)	$ (6)	$ (87)	$ (393)	$ (353)
Amounts Recognized in Consolidated Balance Sheet at End of Year						
Prepaid benefit (see note 16)	$ —	$ —	$ 5	$ —	$ —	$ —
Accrued benefit liability						
Short-term (see note 19)	—	—	—	—	(30)	(18)
Long-term (see note 21)	(70)	(196)	(69)	(115)	(363)	(335)
Deferred pension transition obligation (see note 16)	—	70	5	28	—	—
Accumulated other comprehensive loss [2]	50	30	53	—	—	—
Net amount recognized	$ (20)	$ (96)	$ (6)	$ (87)	$ (393)	$ (353)

(1) Represents a change in the U.S. pension plan for the survivors' benefit provisions.

(2) Before reduction for associated deferred tax benefit of $27 at December 31, 2001, and $19 at December 31, 2000 (see note 24).

(Dollars in millions, except per share)

	Pension Benefits				Other Post-retirement Benefits	
	2001		2000		2001	2000
	U.S.	Int'l.	U.S.	Int'l.		
Weighted-average Assumptions at End of Year						
Discount rate	7.00%	6.00%	7.50%	6.00%	7.00%	7.50%
Rate of compensation increase	4.60%	4.05%	4.60%	4.50%	4.60%	4.60%
Expected return on plan assets	9.25%	7.00%	9.00%	7.00%	—	—
Health care escalation rate	—	—	—	—	4.50%	4.50%

U.S. defined benefit plan assets consisted primarily of common stock and fixed income securities at December 31, 2001. The assets included 1,100 shares of Conoco stock. At December 31, 2000, U.S. defined benefit plan assets consisted primarily of common stocks. No Conoco common stock was included in the 2000 holdings.

27. FINANCIAL INSTRUMENTS AND OTHER RISK MANAGEMENT ACTIVITIES

GENERAL

We operate in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and are exposed to fluctuations in hydrocarbon and power prices, foreign currency rates and interest rates. These fluctuations can affect revenues and the cost of operating, investing and financing. Our management has used and intends to continue to use financial- and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

We have established a Risk Management Policy that provides guidelines for entering into contractual arrangements (derivatives) to manage our commodity price, foreign currency rate and interest rate risks. The Conoco Risk Management Committee, composed of certain senior officers, has:

- an ongoing responsibility for the content of this policy;
- principal oversight responsibility to ensure that we are in compliance with the policy; and
- responsibility to ensure that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments.

These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements, and counterparty credit approval procedures. Additionally, to assess the adequacy of internal controls, our internal audit group reviews these risk management activities. The audit results are then reviewed by both the Conoco Risk Management Committee and by management.

The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although Conoco, in the event of nonperformance by these counterparties, is exposed to credit loss, this exposure is managed through credit approvals, limits and monitoring procedures and limits to the period over which unpaid balances are allowed to accumulate. We have not experienced any material nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance. Our exposure to the recent Enron Corp. bankruptcy is not material.

ADOPTION OF NEW ACCOUNTING STANDARD

Effective January 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 138 (SFAS 133). Upon initial adoption of SFAS 133, we recorded a cumulative transition gain of $37 after-tax into net income, which was mainly the result of certain derivative instruments that did not meet the conditions for hedge accounting pursuant to SFAS 133, and $1 into other comprehensive income to reflect the fair value of derivatives qualifying as cash flow hedges. In addition, $297 was recorded as assets, and $259 was recorded as liabilities.

See note 9 for details on the accounting change generated from implementing SFAS 133 and note 24 for the impact of implementing SFAS 133 to "Other Comprehensive Income."

ACCOUNTING POLICY

All derivatives are recognized on the balance sheet at their fair value. At the time Conoco enters into a derivative commodity instrument, the derivative is designated as a fair value hedge, a cash flow hedge or a non-hedging instrument.

At December 31, 2001, the fair value of all derivative instruments was recorded in the balance sheet captions as follows:

- other current assets $574;
- other assets $27;
- other accrued liabilities $222; and
- other liabilities and deferred credits $158.

For those derivatives designated as fair value or cash flow hedges, we formally document the hedging relationship and our risk management objective and strategy prior to undertaking the hedge. Hedge accounting is adopted for reporting gains and losses from changes in the fair value of cash flow and fair value hedges when the impact is material and the hedging instruments meet the criteria for hedge accounting, as defined in SFAS 133. Gains or losses from derivative instruments for which hedge accounting is applied are reported at the same time and in the same income statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in other income.

Conoco formally assesses, both at inception of the hedge and on an ongoing basis, the effectiveness of the hedging instrument. If it is determined that a hedging instrument has not been highly effective in offsetting gains or losses on the hedged transaction, hedge accounting will be discontinued on a prospective basis. Hedge accounting was not discontinued during 2001 for any hedging instruments.

In the event a derivative designated as a hedge is terminated prior to the maturity of the hedged transaction, gains or losses at termination are deferred and included in the measurement of the hedged transaction. If a hedged transaction matures, is sold, extinguished or terminated prior to the maturity of a derivative designated as a hedge of such transaction, then the gains or losses associated with the derivative, through the maturity date of the transaction, are included in the measurement of the hedged transaction. The derivative also is reclassified as a non-hedging instrument. If the anticipated transaction is no longer expected to occur, derivatives designated as a hedge are reclassified to non-hedging instruments and gains (losses) are recognized in earnings in the current period.

SFAS No. 133 and SFAS No. 138 are complex and subject to a potentially wide range of interpretations in their application. As such, in 1998 the FASB established the Derivative Implementation Group (DIG) task force specifically to consider and to publish official interpretations of issues arising from the implementation of SFAS 133. The DIG is still active, and the potential exists for additional issues to be brought under its review. Therefore, if subsequent DIG interpretations of SFAS 133 are different than our current policy, it is possible that our policy, as stated above, would be modified.

COMMODITY PRICE RISK

We enter into energy-related futures, forwards, swaps and options in various markets:

- to balance our physical systems — In addition to being able to settle exchange traded futures contracts in cash prior to contract expiry, they also can be settled by physical delivery of the commodity. These barrels can provide another source of supply to our physical or "wet barrel" pool to meet refinery requirements or marketing demand;
- to meet customer needs — Consistent with our policy to generally remain exposed to market prices, we use swap contracts to convert fixed price sales contracts (often requested by natural gas and refined product consumers) to a floating market basis; and
- to manage our price exposure on anticipated crude oil, natural gas, refined product and electric power transactions.

Our policy is generally to be exposed to market pricing for commodity purchases and sales. From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for our equity crude oil and natural gas production, as well as our refinery margins. Specifically, in conjunction with the Gulf Canada acquisition, we initiated an extensive hedging program to mitigate volatile crude oil and natural gas prices through the purchase of derivative instruments.

The fair value gain or loss of outstanding derivative commodity instruments is shown in the following table:

	Fair Value at December 31	
	2001	**2000**
Commodity Derivatives [1]		
Crude oil and refined products		
Trading	$ —	$ 1
Non-trading	264 [2]	92 [3]
Combined	$ 264	$ 93
Natural gas and electricity		
Trading	$ —	$ 3
Non-trading	74 [4]	103
Combined	$ 74	$ 106

(1) Includes derivative instruments that can be settled in cash or by physical delivery of the commodity.

(2) Includes collars with a $24.04 floor price and a $26.54 cap price (West Texas Intermediate equivalent) on 54.5 million barrels for the period October 2001 through December 2002.
Includes swaps at $25.30 on 18.3 million barrels for the period October 2001 through December 2002.

(3) Includes purchased crude oil put options with a strike price of $22.00 (West Texas Intermediate equivalent) per barrel on 63 million barrels during the period of April through December 2001.

(4) Includes collars with a $4.00 floor price and a $4.60 cap price (NYMEX equivalent) on approximately 120,000 mmbtu per day for the period October 2001 through December 2002.
Includes swaps at $4.02 on approximately 100,000 mmbtu per day for the period October 2001 through December 2002.

The fair values of the futures contracts are based on quoted market prices obtained from the New York Mercantile Exchange or the International Petroleum Exchange of London. The fair values of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or loss that would have been realized if the contracts had been closed out at year-end.

We do a limited amount of trading unrelated to our underlying physical business for which after-tax gains or losses have not been material.

The amount of hedge accounting ineffectiveness related to commodity derivatives for the year 2001 was not material.

FOREIGN CURRENCY RISK

Conoco has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. We do not comprehensively hedge our exposure to currency rate changes, although we may choose to selectively hedge exposures to foreign currency rate risk. Examples include firm commitments for capital projects, certain local currency tax payments and dividends, and cash returns from net investments in foreign affiliates to be remitted within the coming year.

(Dollars in millions, except per share)

In conjunction with our European commercial paper program, we enter into foreign currency swaps for all non-U.S. dollar notes issued in order to receive the U.S. dollar equivalent proceeds upon note issuance and to lock in the forward foreign currency rate on note maturity. At December 31, 2001, the U.S. dollar equivalent of all non-U.S. dollar notes outstanding was $29, all of which were swapped to the U.S. dollar. At December 31, 2000, the U.S. dollar equivalent of all non-U.S. dollar notes outstanding was $81, all of which were swapped for the U.S. dollar.

At December 31, 2001, we had open foreign currency exchange derivative instruments with a notional value of $9 related to forward currency sales. At December 31, 2000, we had open foreign currency exchange derivative instruments with a notional value of $45 related to anticipated foreign currency capital investments.

The fair value of outstanding foreign currency hedges is shown in the following table:

	Fair Value at December 31	
	2001	2000
Foreign Currency Derivatives		
Non-trading	$ —	$ 2
Total	$ —	$ 2

There was no amount of hedge accounting ineffectiveness recognized in earnings related to foreign currency derivatives for the year 2001.

INTEREST RATE RISK

Conoco manages any material risk arising from exposure to interest rates by using a combination of financial derivative instruments. This program was developed to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. Beginning in the fourth quarter 2001, we executed several interest rate swaps to increase our overall debt portfolio's exposure to floating interest rates. These transactions included swapping $1,650 of fixed rate debt to floating rate debt, as well as swapping $900 of floating rate debt to fixed rate debt. These instruments qualify for the short-cut method of hedge accounting and had no ineffectiveness. Through these transactions, we effectively increased our exposure to floating interest rates by $750. In addition to increasing our floating rate exposure, we effectively swapped $900 of debt to a lower fixed rate, reducing the pretax interest rate by approximately 250 basis points.

The fair value gain or loss of outstanding interest rate swaps is shown in the following table:

	Fair Value at December 31	
	2001	2000
Interest Rate Derivatives		
Fixed rate to floating rate hedges		
Notes due 2009	$ (35)	$ —
Notes due 2029	(74)	—
Fixed rate to floating rate hedges (see note 20)	(109)	—
Floating rate to fixed rate hedges	(8)	—
Total	$ (117)	$ —

At December 31, 2000, Conoco had no significant open interest rate financial derivative instruments.

FAIR VALUES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS

The carrying values of most non-derivative financial instruments are based on historical costs. The carrying values of marketable securities, receivables, payables and short-term obligations approximate their fair value because of their short maturity.

Long-term borrowings and capital lease obligations outstanding at December 31, 2001, before interest rate hedges, of $8,376, had an estimated fair value of $8,557. Obligations outstanding at December 31, 2000, of $4,138 approximate fair value. These estimates were based on quoted market prices for the same or similar issues, or the current rates offered to Conoco for issues with the same remaining maturities.

28. COMMITMENTS AND CONTINGENT LIABILITIES

We use various leased facilities and equipment in our operations. Future minimum lease payments under noncancelable operating leases are $329 for 2002, $285 for 2003, $154 for 2004, $136 for 2005, $221 for 2006 and $549 for subsequent years. Future minimum lease payments are not reduced by $66 of noncancelable minimum sublease rentals, where we continue to be the primary obligator under the original leases. Rental expense under operating leases was $322 in 2001, $274 in 2000 and $301 in 1999. Rental revenue under operating subleases was $15 in 2001, $11 in 2000 and $15 in 1999.

Conoco has various purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business. Such commitments are not at prices in excess of current market. Additionally, we have obligations under international contracts to purchase natural gas over periods up to 18 years. At December 31, 2001, these long-term purchase obligations were at prices approximating year-end quoted market prices. However, at December 31, 2000, these obligations were at prices lower than year-end 2000 market prices. No material annual loss is expected from these long-term commitments.

We are subject to various lawsuits and claims including but not limited to: actions challenging oil and gas royalty and severance tax payments; actions related to gas measurement and valuation methods; actions related to joint interest billings to operating agreement partners; claims for damages resulting from leaking underground storage tanks; and related toxic tort claims. As a result of the separation agreement with DuPont, we also have assumed responsibility for current and future claims related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past. In general, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists. The ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized.

An accrual of $112 was recorded during the fourth quarter of 2001 for a litigation settlement related to certain discontinued chemicals businesses for which we assumed responsibility for claims as a result of the separation agreement with DuPont.

On May 2, 2000, a jury in federal court in Virginia found that Conoco infringed patents of General Technology Applications (GTA) involving part of a process for manufacturing flow improver products. The amount awarded as damages was $55. The Federal Circuit Court of Appeals handed down a decision on September 19, 2001, without a written opinion, affirming the trial court's verdict. On November 9, 2001, we paid approximately $60 that included interest to the settlement date, in partial satisfaction of the judgment. The parties entered into settlement negotiations and in December 2001 reached a confidential settlement of all disputes between the parties.

Over the next seven years, we will spend an estimated $95 to $100 for capital improvements at our U.S. refineries to install control technology and equipment to reduce emissions from stacks, vents, valves, heaters, boilers and flares.

We also are subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of petroleum substances by Conoco or other parties. We have accrued for certain environmental remediation activities consistent with our policy set forth in note 2. These accrued liabilities exclude claims against Conoco's insurers or other third parties and are not discounted. Many of these liabilities result from the Comprehensive Environmental Response, Compensation and Liability Act, as amended and often referred to as "Superfund" (CERCLA); the Resource Conservation and Recovery Act, as amended (RCRA); and similar state laws that require us to undertake certain investigative and remedial activities at sites where we conduct, or once conducted, operations or at sites where Conoco-generated waste was disposed. The accrual also includes a number of sites identified by Conoco that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next decade, we may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs, and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 2001.

Conoco assumed environmental remediation liabilities from DuPont related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past that are included in the environmental accrual. We also assumed environmental remediation liabilities with the purchase of Gulf Canada in the third quarter 2001. These liabilities totaled $27 at December 31, 2001, and were discounted at 5 percent. The total environmental liability accrual amounted to $157 at December 31, 2001, and $119 at December 31, 2000. These expenditures are expected to be incurred over the next 10 years.

Approximately 90 percent of Conoco's environmental reserve at December 31, 2001, was attributable to RCRA and similar remediation liabilities (including voluntary remediations) and 10 percent to CERCLA liabilities. Remediation activities vary substantially in duration and cost from site to site depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. In management's opinion, this accrual was appropriate based on existing facts and circumstances. In the event future monitoring and remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized. However, management does not anticipate they will have a material adverse effect on the consolidated financial position of Conoco. During 2001, remediation accruals resulted in a $44 charge, compared to a $35 charge in 2000 and a $6 charge in 1999.

RCRA extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. RCRA requires permitted facilities to undertake an assessment of environmental conditions at the facility. If conditions warrant, we may be required to remediate contamination caused by prior operations. In contrast to the CERCLA, the cost of corrective action activities under the RCRA corrective action program typically is borne solely by Conoco. Over the next decade, we anticipate that significant ongoing expenditures for RCRA remediation activities may be required. However, annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Conoco's expenditures associated with RCRA and similar remediation activities conducted voluntarily or pursuant to state and foreign laws were approximately $63 in 2001, $34 in 2000 and $33 in 1999. In the long term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

Conoco from time to time receives requests for information or notices of potential liability from the United States Environmental Protection Agency (USEPA) and state environmental agencies alleging that we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, Conoco also has been made a party to cost recovery litigation by those agencies or by private parties.

(Dollars in millions, except per share)

These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by Conoco but allegedly contain wastes attributable to Conoco's past operations. As of December 31, 2001, we had been notified of potential liability under CERCLA or comparable state law at about 22 sites around the U.S., with active remediation under way at six of those sites. We received notice of potential liability at five new sites during 2001, compared with two similar notices in 2000 and four in 1999. Expenditures associated with CERCLA and similar state remediation activities were not significant for Conoco in 2001, 2000 or 1999.

For most Superfund sites, Conoco's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to Conoco versus that attributable to all other potentially responsible parties is relatively low. Other potentially responsible parties at sites where Conoco is a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, Conoco's own share of liability has not increased materially. There are relatively few sites where Conoco is a major participant, and neither the cost to Conoco of remediation at those sites nor such cost at all CERCLA sites in the aggregate is expected to have a material adverse effect on the competitive or financial condition of Conoco.

Cash expenditures not charged against income for previously accrued remediation activities under CERCLA, RCRA and similar state and foreign laws were $33 in 2001, $25 in 2000 and $26 in 1999. Although future remediation expenditures in excess of current reserves are possible, the effect of any such excess on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of such expenditures.

Conoco or DuPont, on behalf of and indemnified by Conoco, has directly guaranteed borrowings and other obligations of certain affiliated companies and others. These guarantees totaled $1,097 at December 31, 2001, and $1,090 at December 31, 2000. The balance at December 31, 2001, included $719 and $150 associated with Petrozuata and Polar Lights, respectively, while the balance at December 31, 2000, included $706 and $167. Petrozuata has successfully met the operational requirements of the completion test associated with this guarantee, and upon acceptance of the financial certificate by the trustee, Conoco will be released from its guarantee and the debt will become non-recourse to the sponsors. We expect this release to occur no later than April 2002. In addition, Conoco owned 7.5 billion shares at December 31, 2001, and 2.0 billion shares at December 31, 2000, of Turcas Petrol A.S., of which 1,304 million shares at December 31, 2001, and 909 million shares at December 31, 2000, were pledged to a group of Turkish banks that issued letters of credit in support of a $70 borrowing. Conoco had no indirect guarantees as of December 31, 2001, and December 31, 2000.

Our operations, particularly oil and gas exploration and production, can be affected by changing economic, regulatory and political environments in the various countries in which we operate, including the U.S. In certain locations, host governments have imposed restrictions, controls and taxes. In others, political conditions have existed that may threaten the safety of employees and our continued presence in those countries. Internal unrest or strained relations between a host government and Conoco or other governments may affect our operations. Those developments have, at times, significantly affected our operations and related results and are carefully considered by management when evaluating the level of current and future activity in such countries. We do take various steps to minimize our financial exposure to loss including, in certain cases, obtaining risk insurance coverage. Areas in which we have a significant active presence include Canada, the Czech Republic, Ecuador, Germany, Indonesia, Malaysia, the Netherlands, Nigeria, Norway, Russia, Syria, the United Arab Emirates, the U.K., the U.S., Venezuela and Vietnam.

29. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

Conoco has three operating segments that comprise the structure used by senior management to make key operating decisions and assess performance. These are the upstream, downstream and emerging businesses segments. Upstream operating segment activities include exploring for, developing, producing and selling crude oil, natural gas and natural gas liquids; and Canadian Syncrude. Activities of the downstream operating segment include refining crude oil and other feedstocks into petroleum products; buying and selling crude oil and refined products; and transporting, distributing and marketing petroleum products. Emerging businesses operating segment activities include the development of new businesses beyond our traditional operations. Emerging businesses currently is involved in carbon fibers (Conoco Cevolution®); natural gas refining, including gas-to-liquids; and international power.

Conoco has five reporting segments. Four reporting segments reflect the geographic division between the U.S. and international operations of its upstream and downstream businesses. One reporting segment is for emerging businesses. Corporate includes general corporate expenses, financing costs and other non-operating items and captive insurance operations.

We sell our products worldwide. In 2001, about 58 percent of sales were made in the U.S. and 36 percent of sales were made in Europe. In 2000, about 59 percent of sales were made in the U.S. and 36 percent of sales were made in Europe. Major products include crude oil, natural gas, Canadian Syncrude and refined products that are sold primarily in the energy and transportation markets. Our sales are not materially dependent on any single customer or small group of customers. Transfers between segments are on the basis of estimated market values.

Segment Information	Upstream U.S.	Upstream Int'l.	Downstream U.S.	Downstream Int'l.	Emerging Businesses	Corporate	Eliminations	Consolidated
2001								
Sales and other operating revenues [1]								
Refined products	$ —	$ 22	$ 11,425	$ 10,696	$ —	$ —	$ —	$ 22,143
Crude oil	40	1,905	3,674	250	—	—	—	5,869
Natural gas	5,615	2,509	—	—	—	—	—	8,124
Canadian Syncrude	—	79	—	—	—	—	—	79
Other	1,373	605	189	350	5	—	—	2,522
Total	7,028	5,120	15,288	11,296	5	—	—	38,737
Transfers between segments	764	624	173	490	24	—	(2,075)	—
Total operating revenues	$ 7,792	$ 5,744	$ 15,461	$ 11,786	$ 29	$ —	$ (2,075)	$ 38,737
Operating profit	$ 1,451	$ 1,642	$ 447	$ 159	$ (131)	$ (305)	$ —	$ 3,263
Equity in earnings of affiliates	33	106	71	(22)	(7)	—	—	181
Corporate non-operating items								
Interest and debt expense	—	—	—	—	—	(396)	—	(396)
Interest income (net of misc. interest expense)	—	—	—	—	—	21	—	21
Other	—	—	—	—	—	(82)	—	(82)
Income before income taxes	1,484	1,748	518	137	(138)	(762)	—	2,987
Income tax expense	(505)	(956)	(186)	(51)	48	259	—	(1,391)
Income before extraordinary item and accounting change	979	792	332	86	(90)	(503)	—	1,596
Extraordinary item, charge for the early extinguishment of debt, net of income taxes	—	—	—	—	—	(44)	—	(44)
Cumulative effect of accounting change, net of income taxes	8	32	(3)	—	—	—	—	37
Net income (loss) [2]	$ 987	$ 824	$ 329	$ 86	$ (90)	$ (547)	$ —	$ 1,589
Capital employed at December 31 [3]								
Excluding investment in affiliates	$ 2,854	$ 6,886	$ 1,308	$ 933	$ 194	$ 203	$ —	$ 12,378
Investment in affiliates [4]	92	1,129	253	420	—	—	—	1,894
Total capital employed	$ 2,946	$ 8,015	$ 1,561	$ 1,353	$ 194	$ 203	$ —	$ 14,272
Return on capital employed (ROCE) [5]	30.0%	14.5%	25.6%	11.8%	N/A	N/A	—	17.7%
Significant non-cash items								
DD&A	$ 508	$ 1,014	$ 140	$ 141	$ —	$ 8	$ —	$ 1,811
Dry hole costs and impairment of unproved properties	$ 18	$ 98	$ —	$ —	$ —	$ —	$ —	$ 116
Capital expenditures and investments [6]	$ 856	$ 1,358	$ 164	$ 225	$ 196	$ 36	$ —	$ 2,835
Purchase of Gulf Canada, net of cash acquired	$ —	$ 4,318	$ —	$ —	$ —	$ —	$ —	$ 4,318
Total assets [7]	$ 4,378	$ 16,607	$ 3,411	$ 2,786	$ 234	$ 488	$ —	$ 27,904

(Dollars in millions, except per share)

Segment Information	Upstream U.S.	Upstream Int'l.	Downstream U.S.	Downstream Int'l.	Emerging Businesses	Corporate	Eliminations	Consolidated
2000								
Sales and other operating revenues [1]								
Refined products	$ —	$ —	$ 12,343	$ 11,284	$ —	$ —	$ —	$ 23,627
Crude oil	16	1,627	4,754	497	—	—	—	6,894
Natural gas	4,099	1,686	—	—	—	—	—	5,785
Other	1,416	353	282	376	4	—	—	2,431
Total	5,531	3,666	17,379	12,157	4	—	—	38,737
Transfers between segments	740	831	177	644	—	—	(2,392)	—
Total operating revenues	$ 6,271	$ 4,497	$ 17,556	$ 12,801	$ 4	$ —	$ (2,392)	$ 38,737
Operating profit	$ 1,051	$ 2,103	$ 208	$ 344	$ (89)	$ (159)	$ —	$ 3,458
Equity in earnings of affiliates	20	230	53	(26)	—	—	—	277
Corporate non-operating items								
Interest and debt expense	—	—	—	—	—	(338)	—	(338)
Interest income (net of misc. interest expense)	—	—	—	—	—	39	—	39
Other	—	—	—	—	—	22	—	22
Income before income taxes	1,071	2,333	261	318	(89)	(436)	—	3,458
Income tax expense	(352)	(1,185)	(79)	(88)	20	128	—	(1,556)
Net income (loss) [2]	$ 719	$ 1,148	$ 182	$ 230	$ (69)	$ (308)	$ —	$ 1,902
Capital employed at December 31 [3]								
Excluding investment in affiliates	$ 2,684	$ 3,278	$ 1,266	$ 918	$ 27	$ 346	$ —	$ 8,519
Investment in affiliates [4]	162	865	285	490	29	—	—	1,831
Total capital employed	$ 2,846	$ 4,143	$ 1,551	$ 1,408	$ 56	$ 346	$ —	$ 10,350
Return on capital employed (ROCE) [5]	24.7%	30.2%	12.8%	18.0%	N/A	N/A	—	22.6%
Significant cash items								
DD&A	$ 412	$ 611	$ 136	$ 138	$ —	$ 4	$ —	$ 1,301
Dry hole costs and impairment of unproved properties	$ 44	$ 44	$ —	$ —	$ —	$ —	$ —	$ 88
Inventory write-down to market	$ —	$ —	$ —	$ 24	$ —	$ —	$ —	$ 24
Capital expenditures and investments [6]	$ 667	$ 1,486	$ 344	$ 201	$ 72	$ 26	$ —	$ 2,796
Total assets	$ 3,733	$ 7,195	$ 3,461	$ 2,925	$ 88	$ 725	$ —	$ 18,127

Segment information	Upstream U.S.	Upstream Int'l.	Downstream U.S.	Downstream Int'l.	Emerging Businesses	Corporate	Eliminations	Consolidated
1999								
Sales and other operating revenues [1]								
Refined products	$ —	$ —	$ 7,771	$ 9,253	$ —	$ —	$ —	$ 17,024
Crude oil	10	1,101	3,165	621	—	—	—	4,897
Natural gas	2,436	1,033	—	—	—	—	—	3,469
Other	863	113	255	390	28	—	—	1,649
Total	3,309	2,247	11,191	10,264	28	—	—	27,039
Transfers between segments	435	476	106	325	—	—	(1,342)	—
Total operating revenues	$ 3,744	$ 2,723	$ 11,297	$ 10,589	$ 28	$ —	$ (1,342)	$ 27,039
Operating profit	$ 381	$ 891	$ 110	$ 192	$ (54)	$ (154)	$ —	$ 1,366
Equity in earnings of affiliates	8	94	55	(7)	—	—	—	150
Corporate non-operating items								
Interest and debt expense	—	—	—	—	—	(311)	—	(311)
Interest income (net of misc. interest expense)	—	—	—	—	—	25	—	25
Other	—	—	—	—	—	(13)	—	(13)
Income before income taxes	389	985	165	185	(54)	(453)	—	1,217
Income tax expense	(67)	(451)	(46)	(56)	19	128	—	(473)
Net income (loss) [2]	$ 322	$ 534	$ 119	$ 129	$ (35)	$ (325)	$ —	$ 744
Capital employed at December 31 [3]								
Excluding investment in affiliates	$ 2,694	$ 2,842	$ 1,313	$ 884	$ 50	$ 232	$ —	$ 8,015
Investment in affiliates [4]	166	620	260	526	32	—	—	1,604
Total capital employed	$ 2,860	$ 3,462	$ 1,573	$ 1,410	$ 82	$ 232	$ —	$ 9,619
Return on capital employed (ROCE) [5]	12.1%	16.0%	9.0%	8.8%	N/A	N/A	—	11.0%
Significant non-cash items								
DD&A	$ 374	$ 547	$ 126	$ 142	$ —	$ 4	$ —	$ 1,193
Dry hole costs and impairment of unproved properties	$ 16	$ 115	$ —	$ —	$ —	$ —	$ —	$ 131
Capital expenditures and investments [6]	$ 413	$ 839	$ 214	$ 248	$ 69	$ 4	$ —	$ 1,787
Total assets	$ 3,502	$ 5,949	$ 3,287	$ 2,835	$ 91	$ 711	$ —	$ 16,375

(1) Includes sales of purchased products substantially at cost:

	2001	2000	1999
Buy/sell supply transactions settled in cash			
Crude oil	$ 3,770	$ 4,786	$ 3,282
Refined products	$ 1,803	$ 1,703	$ 747
Natural gas resales	$ 3,931	$ 2,551	$ 1,242
Electric power resales	$ 5	$ 4	$ 28

Sales to equity affiliates totaled $1,690 for 2001, $2,200 for 2000 and $1,519 for 1999. The majority of these sales was in downstream and represented refined products.

(Dollars in millions, except per share)

(2) Includes after-tax benefits (charges) from the following items:

	Upstream		Downstream		Emerging			
Segment Information	**U.S.**	**Int'l.**	**U.S.**	**Int'l.**	**Businesses**	**Corporate**	**Eliminations**	**Consolidated**
2001								
Asset sales	$ 134	$ —	$ —	$ —	$ —	$ —	$ —	$ 134
Affiliate sales and write-downs	23	—	(23)	(23)	—	—	—	(23)
Foreign currency exchange loss	—	—	—	—	—	(38)	—	(38)
Cumulative effect of accounting change	8	32	(3)	—	—	—	—	37
Assets held for sale and other write-downs	(44)	(87)	—	—	—	—	—	(131)
Premium on debt retirement	—	—	—	—	—	(44)	—	(44)
Humber fire repairs	—	—	—	(54)	—	—	—	(54)
Discontinued businesses	—	—	—	—	—	(70)	—	(70)
Litigation	—	—	(41)	—	—	—	—	(41)
Other	—	—	—	—	—	(4)	—	(4)
Total special items	$ 121	$ (55)	$ (67)	$ (77)	$ —	$ (156)	$ —	$ (234)
2000								
Asset sales	$ 27	$ —	$ —	$ —	$ —	$ —	$ —	$ 27
Affiliate sales and write-downs	—	—	—	—	(26)	—	—	(26)
Inventory write-downs	—	—	—	(24)	—	—	—	(24)
Assets held for sale and other write-downs	—	—	(3)	—	—	—	—	(3)
Discontinued businesses	—	—	—	—	—	(4)	—	(4)
Litigation	—	—	(16)	—	—	—	—	(16)
Total special items	$ 27	$ —	$ (19)	$ (24)	$ (26)	$ (4)	$ —	$ (46)
1999								
Discontinued businesses	$ —	$ —	$ —	$ —	$ —	$ (20)	$ —	$ (20)
Litigation	—	—	(18)	—	—	—	—	(18)
Total special items	$ —	$ —	$ (18)	$ —	$ —	$ (20)	$ —	$ (38)

Special items in 2001 included gains of $194, consisting of:
- $134 from the sale of several shallow Gulf of Mexico properties;
- $23 from the sale of our interest in the Pocahontas Gas Partnership; and
- $37 from a cumulative transition gain recorded on January 1, 2001, upon initial adoption of SFAS No. 133, as amended.

The cumulative transition gain of $37 included a $40 gain in upstream related to changes in the fair value of certain crude oil put options from their purchase date to the January 1, 2001, adoption of the aforementioned standards and a $3 charge in U.S. downstream associated with various derivatives. The $40 upstream transition gain consisted of $8 that was U.S. related and $32 that was related to international operations. Offsetting this transition gain and included in net income for upstream was a $53 expense for 2001 related to changes in the fair value of these same crude oil put options. The $53 expense for 2001 consisted of $10 for U.S. operations and $43 for international operations.

Offsetting these gains were:
- downstream affiliate sales and write-downs of $46, consisting of a $23 write-down of a U.S. joint-venture investment held for sale and a $23 write-down of an international joint-venture investment held for sale;
- a $38 foreign currency exchange loss from changes in the fair value of Canadian dollar forward exchange contracts related to the acquisition of Gulf Canada;
- upstream assets held for sale and other write-downs of $131, consisting of a $44 write-down of certain U.S. producing assets held for sale and an $87 write-down of Canadian legacy assets held for sale;
- $44 for extraordinary item charges for premiums on the early repayment of high-cost Gulf Canada debt;
- a $54 charge to record repairs and other costs associated with the April 16, 2001, explosion and fire at our Humber refinery in North Lincolnshire, U.K.;
- an accrual of $70 for a litigation settlement for a discontinued business related to the separation agreement from DuPont;
- a $41 charge related to an adverse ruling on the patent dispute with GTA; and
- $4 in costs associated with the ConocoPhillips merger.

Special items in 2000 included a $27 gain from the sale of U.S. natural gas processing assets. This asset sale was part of Conoco's effort to move away from a midstream business of scattered assets in mature areas toward a business built on centralized, large-scale gas processing systems.

The following charges also were recorded during 2000:
- affiliate sales and write-downs of $26;
- $24 write-down of inventories to market value;
- assets held for sale and other write-downs of $3 for U.S. refinery assets;
- $4 from discontinued businesses; and
- $16 from U.S. downstream litigation charges.

The after-tax affiliate sales and write-downs were the result of our write-off of $26 related to our 37.5 percent interest in a Colombian power venture. The Colombian power venture write-off was due to unfavorable business conditions in Colombia. In October 1996, Conoco Global Energy purchased shares in a Colombian power venture that was formed to generate and market electric power by means of a gas-fired electrical generating facility near Barrancabermeja, Colombia. The gas-fired plant became operational in August 1998 and received capacity payments for idle periods. With the deterioration of the Colombian economy, the plant suffered small losses in 1998 and 1999. The continued weak demand for electricity created a large surplus in generating capacity, prompting a reduction in the capacity payment rate for 2000. A combination of lower capacity payment revenue, continued weak demand for electricity, onerous gas supply contract provisions, safety and security concerns from continued guerrilla activity, and forecasted losses for 2000 prompted management's decision in the third quarter of 2000 to exit the venture, resulting in a revaluation of the investment. After pursuing various options, Conoco's interest was sold in February 2001 for a nominal amount.

The $24 write-down of inventories at year-end 2000 was the result of significant declines in crude oil and finished product prices during December. The write-down occurred at our Melaka refinery joint venture as Dubai crude oil prices fell from $33.00 per barrel to $23.00 per barrel during December. The $4 loss was for settlement costs associated with the separation agreement from DuPont related to a discontinued business.

Special items in 1999 included charges for $18 related to the settlement of certain posted price litigation and $20 for the resolution of certain liabilities associated with the separation from DuPont related to discontinued businesses operated by Conoco in the past.

Net income before special items (earnings before special items) totaled $1,823 in 2001, $1,948 in 2000 and $782 in 1999.

(3) Capital employed is equivalent to the sum of stockholders' equity, minority interests and borrowings (both short-term and long-term) and excludes goodwill. Borrowings include amounts due to related parties, net of associated notes receivable. Amounts identified for operating segments comprise those assets and liabilities not deemed to be of a general corporate nature, including cash and cash equivalents, financing-oriented items and aviation investment.

(4) Investment in affiliates (including advances) for Petrozuata was $822, $693 and $445 for 2001, 2000 and 1999, respectively.

(5) ROCE is a measure of annual net income before special items, excluding after-tax debt cost incurred and minority interests incurred, generated as a percentage of the two-year average capital employed as defined above.

(6) Includes investments in affiliates.

(7) Includes goodwill arising from the third quarter 2001 acquisition of Gulf Canada. Upon full implementation in 2002 of SFAS No. 142, this amount will be disclosed in the reporting segments that include the "Reporting Units" to which this goodwill must be allocated in accordance with the requirement of this standard.

Geographic Information	U.S.	Canada	U.K.	Germany	Norway	Other Countries	Consolidated
2001							
Sales and other operating revenues (1)	$ 22,321	$ 1,112	$ 7,732	$ 3,518	$ 577	$ 3,477	$ 38,737
Long-lived assets at December 31 (2)	$ 5,792	$ 4,514	$ 3,292	$ 145	$ 1,711	$ 2,464	$ 17,918
2000							
Sales and other operating revenues (1)	$ 22,914	$ 372	$ 7,851	$ 3,606	$ 474	$ 3,520	$ 38,737
Long-lived assets at December 31 (2)	$ 5,492	$ 515	$ 3,662	$ 143	$ 1,473	$ 922	$ 12,207
1999							
Sales and other operating revenues (1)	$ 14,528	$ 46	$ 5,950	$ 3,150	$ 330	$ 3,035	$ 27,039
Long-lived assets at December 31 (2)	$ 5,192	$ 300	$ 3,265	$ 154	$ 1,574	$ 750	$ 11,235

(1) Revenues are attributed to countries based on location of the selling entity.
(2) Represents net PP&E.

(Dollars in millions, except per share)

30. INVESTING ACTIVITIES

In 2001, purchases of businesses included $4,571 cash paid for Gulf Canada. See note 3 for details of the acquisition. Purchases of businesses in 2000 included a third quarter cash purchase of Saga U.K. Ltd. for $545, which was allocated $796 to fixed assets, $92 to other assets and $343 to liabilities assumed. In 1999, Conoco purchased substantially all of Petro-Canada's natural gas liquids business for $176 cash, which was allocated $189 to fixed assets, $9 to working capital and $22 to deferred taxes and liabilities assumed. The pro forma effect on prior period revenue, net income and earnings per share was not material.

Non-cash additions to PP&E were $61 for 2001, $41 for 2000 and zero for 1999.

Total proceeds in 2001 from the sales of assets of $795 included the shallow Gulf of Mexico properties for $294; the third quarter sale of our 50 percent interest in the Pocahontas Gas Partnership for $152; Lobo natural gas properties for $69; and the disposition of various U.K. retail assets for $98. For 2000, total proceeds from sales of assets of $222 included the sale of Oklahoma gas plants and the sale of retail assets in the Dallas-Fort Worth area and the Gulf Coast region. There were no significant proceeds from any single asset sale in 1999. The after-tax earnings impact of such asset sales was a gain of $197 in 2001, $47 in 2000 and $10 in 1999.

The carrying value of assets held for sale, primarily upstream property, plant and equipment, totaled $42 at December 31, 2001, and zero at December 31, 2000.

31. OTHER FINANCIAL INFORMATION

Research and development expenses were $96 for 2001, $58 for 2000, and $54 for 1999.

32. TRANSACTIONS WITH DUPONT

As disclosed in note 1, DuPont ceased to be a related party effective August 6, 1999. However, the 1999 consolidated financial statements included related-party transactions with DuPont involving services such as cash management, other financial services, purchasing, legal, computer, corporate aviation and general corporate expenses that were provided between Conoco and DuPont organizations.

Amounts charged to Conoco for these services were $21 for 1999. These amounts were principally included in selling, general and administrative expenses. We provided DuPont services such as computer, legal and purchasing, as well as certain technical and plant operating services. Charges for these services amounted to $15 for 1999. These charges to DuPont were treated as reductions, as appropriate, of cost of goods sold, operating expenses or selling, general and administrative expenses.

Interest expense charged by DuPont was $91 for 1999 and reflected market-based interest rates. A portion of historical related-party interest cost and other interest expense was capitalized as cost associated with major construction projects.

Sales and other operating revenues included sales of products from Conoco to DuPont; principally natural gas and gas liquids supplied to several DuPont plant sites. These sales totaled $211 for 1999.

In connection with the separation from DuPont and the initial public offering, Conoco and DuPont entered into a Tax Sharing Agreement and a Restructuring, Transfer and Separation Agreement. Certain disputes arose under these agreements and on November 8, 2001, these matters were settled. The $93 net effect of this settlement is included in additional paid-in capital as an adjustment to capitalization from DuPont.

33. SUBSEQUENT AND OTHER EVENTS

On November 18, 2001, Conoco and Phillips Petroleum Company (Phillips) announced that their boards of directors unanimously approved the merger of the two companies. The new company will be named ConocoPhillips. Under the terms of the agreement, Phillips shareholders will receive one share of new ConocoPhillips common stock for each share of Phillips stock they own, and Conoco shareholders will receive .4677 shares of new ConocoPhillips common stock for each share they own. The merger is conditioned upon, among other things, the approval of the shareholders of each company and customary regulatory approvals. Both companies intend to hold special meetings of stockholders on Tuesday, March 12, 2002, to seek approval of the proposed merger. Completion of the transaction is expected in the second half of 2002.

On February 14, 2002, Gulf Canada announced that its board of directors approved the redemption of its Series I and Series II preferred stock and its 6.45 percent senior unsecured Canadian $100 notes due 2007,. The Series II preferred shares will be redeemed on April 10, 2002, at a cost of Canadian $150; while both the Series I preferred shares and the 6.45 percent senior unsecured notes will be redeemed on April 22, 2002, at a cost of Canadian $472 and Canadian $106, respectively. See notes 20 and 22 for further details.

In January 2002, Immingham CHP, L.L.P., a subsidiary of Conoco, executed a British pound 257 million bank facility for the planned construction of a 730-megawatt combined heat and power cogeneration plant near our Humber refinery in the U.K. The bank facility is designed to provide 65 percent of the construction costs of the project with the remaining 35 percent of the funds coming in the form of equity from certain Conoco subsidiaries. Borrowing under the bank facility is not projected to begin until September 2002. In addition, we have issued a construction support guarantee that indirectly guarantees up to approximately 25 percent of the debt depending upon the initial operating performance of the plant. This guarantee will be released upon meeting the various completion tests as required by the lenders. Subsequent to closing the facility and as required by the lender to mitigate certain risks, Immingham CHP entered into related foreign currency and interest rate derivative hedging instruments.

SUPPLEMENTAL PETROLEUM DATA (UNAUDITED)

(Dollars in millions)

OIL AND GAS PRODUCING ACTIVITIES AND SYNCRUDE MINING OPERATIONS

Supplemental Petroleum Data is comprised of information related to oil, gas and Canadian oil sands. Oil and gas disclosures are presented in accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities." Management views the oil sands reserves related to the Canadian Syncrude project and their development as an integral part of the oil and gas operations of the company. However, generally accepted accounting principles define these reserves as mining related and exclude these reserves from the conventional definition of oil and gas reserves. As a result, oil sands information, identified as "Syncrude Oil – Canada," is presented separately in the following Supplemental Petroleum Data.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES AND SYNCRUDE MINING OPERATIONS

	Oil and Gas Producing Activities							
	United States	Canada	Europe	Other Regions	Total Consolidated Companies	Equity Companies [6]	Syncrude Oil – Canada [7]	Total Worldwide
December 31, 2001								
Revenues								
Sales [1]	$ 1,258	$ 415	$ 1,843	$ 879	$ 4,395	$ 374	$ 79	$ 4,848
Transfers	525	33	503	(1)	1,060	—	—	1,060
Exploration [2]	(82)	(66)	(71)	(159)	(378)	—	—	(378)
Production	(392)	(164)	(464)	(248)	(1,268)	(188)	(41)	(1,497)
DD&A [3]	(453)	(346)	(570)	(90)	(1,459)	(65)	(6)	(1,530)
Other [4] [5]	472	15	7	31	525	10	(1)	534
Income taxes	(439)	20	(591)	(350)	(1,360)	24	(12)	(1,348)
Total results of operations	$ 889	$ (93)	$ 657	$ 62	$ 1,515	$ 155	$ 19	$ 1,689
December 31, 2000								
Revenues								
Sales	$ 1,022	$ 126	$ 1,573	$ 773	$ 3,494	$ 399	$ —	$ 3,893
Transfers	688	—	731	1	1,420	—	—	1,420
Exploration [2]	(121)	(14)	(59)	(85)	(279)	—	—	(279)
Production	(324)	(34)	(369)	(145)	(872)	(118)	—	(990)
DD&A	(366)	(31)	(526)	(50)	(973)	(31)	—	(1,004)
Other [4]	(27)	2	73	15	63	5	—	68
Income taxes	(293)	(26)	(698)	(373)	(1,390)	(38)	—	(1,428)
Total results of operations	$ 579	$ 23	$ 725	$ 136	$ 1,463	$ 217	$ —	$ 1,680
December 31, 1999								
Revenues								
Sales	$ 646	$ 45	$ 1,192	$ 506	$ 2,389	$ 212	$ —	$ 2,601
Transfers	384	—	478	—	862	—	—	862
Exploration [2]	(64)	(8)	(62)	(136)	(270)	—	—	(270)
Production	(287)	(11)	(433)	(120)	(851)	(81)	—	(932)
DD&A	(338)	(9)	(491)	(49)	(887)	(33)	—	(920)
Other [4]	13	—	6	(1)	18	—	—	18
Income taxes	(87)	10	(272)	(152)	(501)	8	—	(493)
Total results of operations	$ 267	$ 27	$ 418	$ 48	$ 760	$ 106	$ —	$ 866

(1) 2001 includes $38 in hedge realizations in the U.S.

(2) Includes exploration operating expenses, dry hole costs and impairment of unproved properties and depreciation.

(3) Includes impairment of assets held for sale in 2001 of $69 in the U.S. and $127 in Canada.

(4) Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.

(5) Includes mark-to-market gains on derivatives not designated as hedges under SFAS No. 133, as amended, of $214 in the U.S. and $10 in Canada.

(6) Includes our net share of equity affiliate information.

(7) Represents our 9.03 percent undivided interest in the Syncrude oil project.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES AND SYNCRUDE MINING OPERATIONS [1]

(Dollars in millions)

	Oil and Gas Producing Activities							
	United States	Canada	Europe	Other Regions	Total Consolidated Companies	Equity Companies [4]	Syncrude Oil – Canada [5]	Total Worldwide
December 31, 2001								
Property acquisitions - Proved [2] [3]	$ 189	$ 2,372	$ 401	$ 588	$ 3,550	$ 125	$ 525	$ 4,200
- Unproved	12	1,115	44	401	1,572	17	270	1,859
Exploration	122	67	96	254	539	—	—	539
Development	544	247	350	223	1,364	176	43	1,583
Total	$ 867	$ 3,801	$ 891	$ 1,466	$ 7,025	$ 318	$ 838	$ 8,181
December 31, 2000								
Property acquisitions - Proved [2] [3]	$ 24	$ 1	$ 776	$ 24	$ 825	$ —	$ —	$ 825
- Unproved	6	5	11	70	92	—	—	92
Exploration	125	11	61	102	299	—	—	299
Development	398	38	335	137	908	320	—	1,228
Total	$ 553	$ 55	$ 1,183	$ 333	$ 2,124	$ 320	$ —	$ 2,444
December 31, 1999								
Property acquisitions - Proved [2] [3]	$ 6	$ 180	$ —	$ —	$ 186	$ —	$ —	$ 186
- Unproved	1	6	12	—	19	—	—	19
Exploration	97	3	72	104	276	—	—	276
Development	304	19	342	72	737	337	—	1,074
Total	$ 408	$ 208	$ 426	$ 176	$ 1,218	$ 337	$ —	$ 1,555

(1) These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.
(2) Does not include properties acquired through property trades.
(3) Acquisition costs are shown after a gross up for SFAS No. 109, "Accounting for Income Taxes" of $190 in 2001 and $204 in 2000 for European properties; and a gross up of $48 in 1999 for Canadian properties.
(4) Includes our net share of equity affiliate information.
(5) Represents our 9.03 percent undivided interest in the Syncrude oil project.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES AND SYNCRUDE MINING OPERATIONS

(Dollars in millions)

	Oil and Gas Producing Activities							
	United States	Canada	Europe	Other Regions	Total Consolidated Companies	Equity Companies [1]	Syncrude Oil – Canada [2]	Total Worldwide
December 31, 2001								
Gross costs - Proved properties	$ 5,224	$ 2,917	$ 8,116	$ 2,284	$ 18,541	$ 1,884	$ 544	$ 20,969
- Unproved properties	373	1,122	321	708	2,524	16	258	2,798
Less Accumulated DD&A	2,721	491	4,112	1,338	8,662	200	5	8,867
Total net costs	$ 2,876	$ 3,548	$ 4,325	$ 1,654	$ 12,403	$ 1,700	$ 797	$ 14,900
December 31, 2000								
Gross costs - Proved properties	$ 5,266	$ 490	$ 7,461	$ 1,513	$ 14,730	$ 1,728	$ —	$ 16,458
- Unproved properties	497	56	322	231	1,106	—	—	1,106
Less Accumulated DD&A	3,099	185	3,668	1,245	8,197	164	—	8,361
Total net costs	$ 2,664	$ 361	$ 4,115	$ 499	$ 7,639	$ 1,564	$ —	$ 9,203
December 31, 1999								
Gross costs - Proved properties	$ 4,968	$ 396	$ 6,939	$ 1,358	$ 13,661	$ 1,411	$ —	$ 15,072
- Unproved properties	651	51	331	168	1,201	—	—	1,201
Less Accumulated DD&A	3,024	147	3,507	1,209	7,887	134	—	8,021
Total net costs	$ 2,595	$ 300	$ 3,763	$ 317	$ 6,975	$ 1,277	$ —	$ 8,252

(1) Includes our net share of equity affiliate information.
(2) Represents our 9.03 percent undivided interest in the Syncrude oil project.

The SEC defines proved reserves as the quantities of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those volumes that are expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes that are expected to be recovered as a result of future investments to drill new wells; recompletion of existing wells; and/or installation of facilities to collect and deliver the production from existing and future wells. In addition to conventional liquids and natural gas proved reserves defined by the SEC, we have significant interests in proven oil sands in Canada associated with the Syncrude oil project.

ESTIMATED PROVED RESERVES OF OIL, GAS AND SYNCRUDE IN MILLIONS OF BARRELS-OF-OIL-EQUIVALENT (MMBOE)

	Oil and Gas Producing Activities [1] [2]					
	Consolidated Companies [3]			Equity Companies Oil & Gas [4]	Syncrude Oil – Canada [5]	Total Worldwide
	Oil	Gas	Total			
December 31, 2001						
Beginning of year	828	956	1,784	863	—	2,647
Revisions and other changes	15	8	23	(43)	3	(17)
Extensions and discoveries	156	159	315	4	—	319
Improved recovery	10	5	15	—	—	15
Purchase of reserves [6]	225	447	672	39	281	992
Sale of reserves	(25)	(19)	(44)	(52)	—	(96)
Production	(127)	(122)	(249)	(28)	(4)	(281)
End of year	1,082	1,434	2,516	783	280	3,579
December 31, 2000						
Beginning of year	788	967	1,755	799	—	2,554
Revisions and other changes	46	(30)	16	(1)	—	15
Extensions and discoveries	56	86	142	87	—	229
Improved recovery	—	—	—	—	—	—
Purchase of reserves	55	37	92	—	—	92
Sale of reserves	(2)	(1)	(3)	—	—	(3)
Production	(115)	(103)	(218)	(22)	—	(240)
End of year	828	956	1,784	863	—	2,647
December 31, 1999						
Beginning of year	863	967	1,830	792	—	2,622
Revisions and other changes	(6)	1	(5)	2	—	(3)
Extensions and discoveries	54	75	129	21	—	150
Improved recovery	—	—	—	—	—	—
Purchase of reserves	1	29	30	—	—	30
Sale of reserves	(8)	(5)	(13)	—	—	(13)
Production	(116)	(100)	(216)	(16)	—	(232)
End of year	788	967	1,755	799	—	2,554

(1) Oil reserves comprise crude oil and condensate, and natural gas liquids expected to be removed for Conoco's account from its natural gas deliveries.
(2) Natural gas has been converted to liquids at a ratio of 6,000 cubic feet of natural gas to 1 barrel of liquid.
(3) 2001 includes a minority interest holding of 67 MMBOE.
(4) *Includes our net share of equity affiliate information.*
(5) Proven oil sands reserves are attributable to our 9.03 percent undivided interest in the Syncrude oil project after deducting estimated net profit royalty. Additional reserves will be added as development progresses.
(6) Purchase of reserves in 2001 includes 928 MMBOE for Gulf Canada.

ESTIMATED PROVED RESERVES OF OIL AND SYNCRUDE IN MILLIONS OF BARRELS

	Oil and Gas Producing Activities [1]							
	United States	Canada	Europe	Other Regions [7]	Total Consolidated Companies	Equity Companies [4]	Syncrude Oil – Canada [6]	Total Worldwide
December 31, 2001								
Beginning of year	249	7	405	167	828	810	—	1,638
Revisions and other changes	(3)	—	(17)	35	15	(43)	3	(25)
Extensions and discoveries	50	3	61	42	156	3	—	159
Improved recovery	—	—	—	10	10	—	—	10
Purchase of reserves [2] [5]	—	165	34	26	225	37	281	543
Sale of reserves [3]	(25)	—	—	—	(25)	—	—	(25)
Production	(27)	(11)	(57)	(32)	(127)	(27)	(4)	(158)
End of year	244	164	426	248	1,082	780	280	2,142
December 31, 2000								
Beginning of year	238	8	383	159	788	742	—	1,530
Revisions and other changes	23	—	16	7	46	2	—	48
Extensions and discoveries	19	—	18	19	56	87	—	143
Improved recovery	—	—	—	—	—	—	—	—
Purchase of reserves [2]	—	—	45	10	55	—	—	55
Sale of reserves [3]	(2)	—	—	—	(2)	—	—	(2)
Production	(29)	(1)	(57)	(28)	(115)	(21)	—	(136)
End of year	249	7	405	167	828	810	—	1,638
December 31, 1999								
Beginning of year	261	11	410	181	863	728	—	1,591
Revisions and other changes	4	(2)	(5)	(3)	(6)	8	—	2
Extensions and discoveries	7	—	37	10	54	21	—	75
Improved recovery	—	—	—	—	—	—	—	—
Purchase of reserves [2]	1	—	—	—	1	—	—	1
Sale of reserves [3]	(8)	—	—	—	(8)	—	—	(8)
Production	(27)	(1)	(59)	(29)	(116)	(15)	—	(131)
End of year	238	8	383	159	788	742	—	1,530

PROVED DEVELOPED RESERVES IN MILLIONS OF BARRELS

	United States	Canada	Europe	Other Regions	Total Consolidated Companies	Equity Companies	Syncrude Oil – Canada	Total Worldwide
December 31, 2001	192	137	226	154	709	289	155	1,153
December 31, 2000	215	6	256	130	607	193	—	800
December 31, 1999	202	7	217	139	565	129	—	694
December 31, 1998	222	8	228	164	622	92	—	714

(1) Oil reserves comprise crude oil and condensate, and natural gas liquids expected to be removed for Conoco's account from its natural gas deliveries.
(2) Includes reserves acquired through property trades.
(3) Includes reserves disposed of through property trades.
(4) Includes our net share of equity affiliate information.
(5) Purchase of reserves in 2001 includes 510 MMBOE for Gulf Canada.
(6) Proven oil sands reserves are attributable to our 9.03 percent undivided interest in the Syncrude oil project, after deducting estimated net profit royalty. Additional reserves will be added as development progresses.
(7) Other Regions includes a minority interest holding of 5 MMBOE for 2001.

ESTIMATED PROVED RESERVES OF GAS IN BILLION CUBIC FEET (bcf)

	Oil and Gas Producing Activities						
	United States	Canada	Europe	Other Regions [7]	Total Consolidated Companies	Equity Companies [6]	Total Worldwide
December 31, 2001							
Beginning of year	2,061	327	2,837	511	5,736	317	6,053
Revisions and other changes [1]	(56)	(56)	76	84	48	1	49
Extensions and discoveries	354	94	356	148	952	8	960
Improved recovery	—	—	26	—	26	—	26
Purchase of reserves [2] [3]	175	1,166	116	1,227	2,684	14	2,698
Sale of reserves [4]	(105)	—	(7)	—	(112)	(314)	(426)
Production	(291)	(111)	(301)	(31)	(734)	(7)	(741)
End of year	2,138	1,420	3,103	1,939	8,600	19	8,619
December 31, 2000							
Beginning of year	2,166	385	2,884	364	5,799	343	6,142
Revisions and other changes [1] [5]	(110)	(39)	42	(69)	(176)	(19)	(195)
Extensions and discoveries	284	14	1	216	515	—	515
Purchase of reserves [2]	19	—	203	—	222	—	222
Sales of reserves [4]	(7)	—	—	—	(7)	—	(7)
Production	(291)	(33)	(293)	—	(617)	(7)	(624)
End of year	2,061	327	2,837	511	5,736	317	6,053
December 31, 1999							
Beginning of year	2,319	234	3,053	196	5,802	381	6,183
Revisions and other changes [1]	(34)	(4)	31	14	7	(35)	(28)
Extensions and discoveries	219	8	65	154	446	—	446
Purchase of reserves [2]	8	166	—	—	174	3	177
Sale of reserves [4]	(30)	—	—	—	(30)	—	(30)
Production	(316)	(19)	(265)	—	(600)	(6)	(606)
End of year	2,166	385	2,884	364	5,799	343	6,142

PROVED DEVELOPED RESERVES IN BILLION CUBIC FEET

December 31, 2001	1,868	1,260	2,205	679	6,012	17	6,029
December 31, 2000	1,788	292	2,295	—	4,375	74	4,449
December 31, 1999	1,792	355	2,017	—	4,164	72	4,236
December 31, 1998	1,828	209	1,954	—	3,991	66	4,057

(1) Includes Other Regions' price-driven revisions to gas reserve entitlements under production-sharing contracts and similar arrangements.
(2) Includes reserves acquired through property trades.
(3) Purchase of reserves in 2001 includes 2,503 bcf for Gulf Canada.
(4) Includes reserves disposed of through property trades.
(5) *Year 2000 data includes revisions due to wet gas and natural gas liquids accounting realignment in the U.S. This resulted in net additional reserves of 11 MMBOE.*
(6) Includes our net share of equity affiliate information.
(7) In 2001, Other Regions includes a minority interest holding of 376 bcf.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

(Dollars in millions)

The following information has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per barrel oil prices used to calculate the December 31, 2001, data averaged $16.72 for the U.S., $17.31 for Canada, $17.79 for Europe and $18.43 for Other Regions. The gas prices per thousand cubic feet averaged $2.41 for the U.S., $1.96 for Canada, $3.64 for Europe and $2.65 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date. Future net cash flows from our interest in Canadian Syncrude are excluded, as are gains from closing current commodity hedge positions.

The projections should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to Conoco. Material revisions to estimates of proved reserves may occur in the future; development and production of the reserves may not occur in the periods assumed; actual prices realized are expected to vary significantly from those used and actual costs also may vary. Conoco's investment and operating decisions are not based on the information that follows, but on a wide range of reserve estimates that include probable as well as proved reserves, and on different price and cost assumptions from those reflected in this information.

	United States	Canada	Europe	Other Regions [3]	Total Consolidated Companies	Equity Companies [1]	Total Worldwide
December 31, 2001							
Future cash flows							
Revenues	$ 8,769	$ 5,465	$ 18,729	$ 9,295	$ 42,258	$ 8,748	$ 51,006
Production costs	(2,919)	(2,599)	(5,007)	(2,827)	(13,352)	(2,120)	(15,472)
Development costs	(440)	(378)	(1,543)	(1,535)	(3,896)	(724)	(4,620)
Income tax expense	(1,290)	(727)	(5,669)	(2,469)	(10,155)	(1,184)	(11,339)
Future net cash flows	4,120	1,761	6,510	2,464	14,855	4,720	19,575
Discounted to present value at a 10% annual rate	(1,806)	(707)	(2,226)	(1,365)	(6,104)	(3,042)	(9,146)
Total [2]	$ 2,314	$ 1,054	$ 4,284	$ 1,099	$ 8,751	$ 1,678	$ 10,429
December 31, 2000							
Future cash flows							
Revenues	$ 25,990	$ 3,174	$ 17,664	$ 5,346	$ 52,174	$ 15,366	$ 67,540
Production costs	(3,342)	(333)	(4,794)	(1,229)	(9,698)	(1,578)	(11,276)
Development costs	(304)	(37)	(627)	(936)	(1,904)	(1,239)	(3,143)
Income tax expense	(7,505)	(794)	(6,515)	(2,078)	(16,892)	(3,341)	(20,233)
Future net cash flows	14,839	2,010	5,728	1,103	23,680	9,208	32,888
Discounted to present value at a 10% annual rate	(6,350)	(754)	(1,699)	(538)	(9,341)	(5,771)	(15,112)
Total	$ 8,489	$ 1,256	$ 4,029	$ 565	$ 14,339	$ 3,437	$ 17,776
December 31, 1999							
Future cash flows							
Revenues	$ 9,824	$ 1,010	$ 15,724	$ 5,124	$ 31,682	$ 13,524	$ 45,206
Production costs	(2,604)	(244)	(4,460)	(987)	(8,295)	(2,489)	(10,784)
Development costs	(347)	(35)	(665)	(526)	(1,573)	(1,168)	(2,741)
Income tax expense	(1,805)	(270)	(5,581)	(2,556)	(10,212)	(2,522)	(12,734)
Future net cash flows	5,068	461	5,018	1,055	11,602	7,345	18,947
Discounted to present value at a 10% annual rate	(2,157)	(185)	(1,468)	(563)	(4,373)	(5,039)	(9,412)
Total	$ 2,911	$ 276	$ 3,550	$ 492	$ 7,229	$ 2,306	$ 9,535

(1) Includes our net share of equity affiliate information.

(2) Does not include the discounted future net cash flows from Canadian Syncrude of $472 and unrecognized hedge positions of $92 after-tax at December 31, 2001.

(3) In 2001, Other Regions includes $170 for a minority interest holding.

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

(Dollars in millions)

	Consolidated Companies	Equity Companies [1]	Total Worldwide
December 31, 2001			
Balance at beginning of year	$ 14,339	$ 3,437	$ 17,776
Sales and transfers of oil and gas produced, net of production costs	(4,187)	(186)	(4,373)
Development costs incurred during the period	1,364	176	1,540
Net changes in prices and in development and production costs	(14,054)	(2,765)	(16,819)
Extensions, discoveries and improved recovery, less related costs	2,531	—	2,531
Revisions of previous quantity estimates	132	(152)	(20)
Purchases (sales) of reserves in place – net [2]	2,757	(32)	2,725
Accretion of discount	2,377	348	2,725
Net change in income taxes	3,881	847	4,728
Other	(389)	5	(384)
Balance at end of year	$ 8,751	$ 1,678	$ 10,429
December 31, 2000			
Balance at beginning of year	$ 7,229	$ 2,306	$ 9,535
Sales and transfers of oil and gas produced, net of production costs	(4,041)	(281)	(4,322)
Development costs incurred during the period	908	320	1,228
Net changes in prices and in development and production costs	9,150	541	9,691
Extensions, discoveries and improved recovery, less related costs	2,241	423	2,664
Revisions of previous quantity estimates	77	(39)	38
Purchases (sales) of reserves in place – net	869	—	869
Accretion of discount	1,321	294	1,615
Net change in income taxes	(3,450)	(444)	(3,894)
Other	35	317	352
Balance at end of year	$ 14,339	$ 3,437	$ 17,776
December 31, 1999			
Balance at beginning of year	$ 4,203	$ 261	$ 4,464
Sales and transfers of oil and gas produced, net of production costs	(2,400)	(124)	(2,524)
Development costs incurred during the period	737	337	1,074
Net changes in prices and in development and production costs	6,650	2,112	8,762
Extensions, discoveries and improved recovery, less related costs	1,023	80	1,103
Revisions of previous quantity estimates	(24)	25	1
Purchases (sales) of reserves in place – net	99	2	101
Accretion of discount	620	36	656
Net change in income taxes	(3,978)	(530)	(4,508)
Other	299	107	406
Balance at end of year	$ 7,229	$ 2,306	$ 9,535

(1) Includes our net share of equity affiliate information.

(2) Purchases (sales) of reserves in place – net in 2001 includes $2,644 for Gulf Canada recognizing the proved reserves upon the mid-year 2001 acquisition valued at year-end prices less estimated future costs.

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in millions, except per share)

	Quarter Ended			
	March 31	June 30	September 30	December 31
2001				
Sales and other operating revenues [1] [2]	$ 10,625	$ 10,377	$ 9,627	$ 8,108
Cost of goods sold and other expenses [3]	$ 9,457	$ 9,382	$ 9,102	$ 8,215
Interest and debt expense	$ 75	$ 67	$ 135	$ 119
Net income before special items	$ 616	$ 606	$ 404	$ 197
Net income before extraordinary item and accounting change	$ 616	$ 552	$ 281	$ 147
Extraordinary item, charge for the early extinguishment of debt net of income taxes	—	—	(24)	(20)
Cumulative effect of accounting change, net of income tax	37	—	—	—
Net income	$ 653 [4]	$ 552 [5]	$ 257 [6]	$ 127 [7]
Earnings per share				
Basic [12]				
Before extraordinary item and accounting change	$ .99	$ .88	$ .45	$ .23
Extraordinary item	—	—	(.04)	(.03)
Cumulative effect of accounting change	.05	—	—	—
	$ 1.04	$ .88	$ .41	$ .20
Diluted [12]				
Before extraordinary item and accounting change	$ .97	$ .87	$ .44	$ .23
Extraordinary item	—	—	(.04)	(.03)
Cumulative effect of accounting change	.06	—	—	—
	$ 1.03	$ .87	$ .40	$ .20
Dividends per common share	$ .19	$ .19	$ .19	$ .19
Market price of Conoco common stock [13]				
High	$ —	$ —	$ —	$ 28.80
Low	$ —	$ —	$ —	$ 23.97
Market price of Class A common stock [14]				
High	$ 30.79	$ 32.99	$ 31.60	$ 26.58
Low	$ 25.75	$ 26.30	$ 23.65	$ 24.60
Market price of Class B common stock [14]				
High	$ 31.10	$ 33.35	$ 32.00	$ 26.57
Low	$ 26.00	$ 26.75	$ 23.77	$ 24.61

	Quarter Ended			
	March 31	June 30	September 30	December 31
2000				
Sales and other operating revenues [1]	$ 8,524	$ 9,357	$ 10,587	$ 10,269
Cost of goods sold and other expenses	$ 7,896	$ 8,643	$ 9,654	$ 9,298
Interest and debt expense	$ 83	$ 89	$ 78	$ 88
Net income before special items	$ 391	$ 460	$ 523	$ 574
Net income	$ 399 [8]	$ 456 [9]	$ 497 [10]	$ 550[11]
Earnings per share				
Basic [12]	$ .64	$ .73	$ .80	$ .88
Diluted [12]	$ .63	$ .72	$ .79	$ .87
Dividends per common share	$ .19	$ .19	$ .19	$ .19
Market price of Class A common stock [14]				
High	$ 27.88	$ 27.06	$ 27.63	$ 29.56
Low	$ 18.81	$ 22.00	$ 21.38	$ 24.00
Market price of Class B common stock [14]				
High	$ 28.75	$ 29.00	$ 28.75	$ 29.69
Low	$ 19.00	$ 23.25	$ 22.31	$ 24.69

(1) Excludes other income and equity in earnings of affiliates of $52, $173, $194 and $383 in each of the quarters in 2001 and $167, $149, $110 and $124 in each of the quarters in 2000.

(2) Includes a reclassification of revenues previously reported as a reduction in cost of goods sold and other expenses for sales of crude oil from Conoco's subsidiaries of $90, $117 and $77 for the first, second and third quarters of 2001, respectively.

(3) Excludes provision for income taxes.

(4) Includes $37 for a cumulative transition gain recorded on January 1, 2001, upon initial adoption of SFAS No. 133, as amended.

(5) Includes a $54 charge to record repairs and other costs associated with the April 16, 2001, explosion and fire at our Humber refinery in North Lincolnshire, U.K.

(6) Includes a $23 gain from the sale of our Pocahontas Gas Partnership, a write-down of $44 of certain upstream producing assets held for sale, a write-down of $23 of a downstream joint-venture investment held for sale, a charge of $41 related to an adverse ruling on the patent dispute with GTA, a $24 extraordinary item charge for a premium on the early repayment of Gulf Canada debt securities and a foreign currency exchange loss of $38 associated with the purchase of Gulf Canada.

(7) Includes $70 for settlement costs associated with the separation agreement from DuPont related to a discontinued business; $87 for the write-down of western Canadian legacy assets held for sale; $23 for the write-down of an equity investment held for sale; $20 premium charge on the early retirement of debt related to the acquisition of Gulf Canada; and $4 of costs associated with the ConocoPhillips merger; partially offset by a $134 gain from the sale of various Gulf of Mexico properties.

(8) Includes $8 reflecting a $27 gain from the sale of natural gas processing assets in the U.S., partially offset by a $16 loss for litigation provisions and $3 for the write-off of related refinery assets.

(9) Includes $4 for settlement costs associated with the separation agreement from DuPont related to a discontinued business.

(10) Includes $26 for the write-off of our share of a Colombian power venture.

(11) Includes $24 related to the write-down of an international refinery venture's inventories to market value.

(12) Earnings per share for the year may not equal the sum of the quarterly earnings per share due to changes in average shares outstanding (see note 10 to the consolidated financial statements).

(13) On September 21, 2001, our shareholders approved the combination of Conoco's Class A and Class B common stock into a single class of new common stock on a one-for-one basis. As a result of the combination, each outstanding share of Class A and Class B common stock was converted into one share of a new class of common stock. On October 8, 2001, the combination was effective and the new common stock began trading on the New York Stock Exchange under the symbol COC. The stock symbols COC.A and COC.B no longer apply. Prices are reported by the New York Stock Exchange.

(14) Conoco's Class A common stock commenced trading on October 22, 1998, subsequent to Conoco's initial public offering. Class B common stock commenced trading on August 16, 1999, subsequent to the conclusion of DuPont's exchange offer, which resulted in 100 percent of Class B common stock being distributed to DuPont shareholders. Class A and Class B common stock (trading symbol COC.A and COC.B) traded on the New York Stock Exchange until October 8, 2001, when they were combined into a single class of common stock. Prices are reported by the New York Stock Exchange.

EIGHT-YEAR FINANCIAL REVIEW[1]

(Dollars in millions, except per share)

	2001	2000	1999	1998	1997	1996	1995	1994
Summary of Operations								
Revenues	$ 39,539	$ 39,287	$ 27,309	$ 23,168	$ 26,263	$ 24,416	$ 20,518	$ 19,433
Income before income taxes	$ 2,987	$ 3,458	$ 1,217	$ 694	$ 2,107	$ 1,901	$ 1,349	$ 973
Income tax expense	$ 1,391	$ 1,556	$ 473	$ 244	$ 1,010	$ 1,038	$ 774	$ 551
Income before extraordinary item and accounting change	$ 1,596	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Extraordinary item, net of income taxes	$ (44)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Cumulative effect of accounting change, net of income taxes	$ 37	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Net income	$ 1,589	$ 1,902	$ 744	$ 450	$ 1,097	$ 863	$ 575	$ 422
Earnings per share of common stock [2]								
Basic	$ 2.54	$ 3.05	$ 1.19	$ .95	$ 2.51	$ 1.98	$ —	$ —
Diluted	$ 2.50	$ 3.00	$ 1.17	$ .95	$ 2.51	$ 1.98	$ —	$ —
Dividends per share of common stock	$ .76	$ .76	$ .71	$ —	$ —	$ —	$ —	$ —
Financial Position at Year-end								
Total assets	$ 27,904	$ 18,127	$ 16,375	$ 16,075	$ 17,062	$ 15,226	$ 14,229	$ 15,271
Borrowings and capital lease obligations	$ 9,392	$ 4,394	$ 4,743	$ 4,741	$ 2,272	$ 2,596	$ 2,340	$ 2,985
Stockholders' equity/owner's net investment	$ 6,610	$ 5,628	$ 4,555	$ 4,438	$ 7,896	$ 6,579	$ 6,754	$ 7,274
Ratios [3]								
Return on capital employed	17.7%	22.6%	11.0%	10.2%	12.6%	11.7%	9.4%	6.6%
Return on stockholders' equity	26.8%	36.3%	16.7%	11.5%	—	—	—	—
Interest coverage ratio	8.2	10.1	4.6	5.2	—	—	—	—
Total debt as percent of total capitalization	54.6%	42.4%	49.2%	50.0%	—	—	—	—
General								
For the year								
Capital expenditures and investments	$ 2,835[4]	$ 2,796	$ 1,787	$ 2,516	$ 3,114	$ 1,944	$ 1,837	$ 1,665
Depreciation, depletion and amortization	$ 1,811	$ 1,301	$ 1,193	$ 1,113	$ 1,179	$ 1,085	$ 1,067	$ 1,244
Weighted-average number of shares (millions) [2]								
Basic	626	624	627	474	437	437	—	—
Diluted	635	633	636	475	437	437	—	—
Stock prices [5]								
Conoco common stock								
High	$ 28.80	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Low	$ 23.97	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Year-end close	$ 28.30	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class A common stock								
High	$ 32.99	$ 29.56	$ 31.25	$ 25.75	$ —	$ —	$ —	$ —
Low	$ 23.65	$ 18.81	$ 19.38	$ 19.38	$ —	$ —	$ —	$ —
Year-end close	$ —	$ 28.63	$ 24.75	$ 20.88	$ —	$ —	$ —	$ —
Class B common stock								
High	$ 33.35	$ 29.69	$ 29.38	$ —	$ —	$ —	$ —	$ —
Low	$ 23.77	$ 19.00	$ 20.75	$ —	$ —	$ —	$ —	$ —
Year-end close	$ —	$ 28.94	$ 24.88	$ —	$ —	$ —	$ —	$ —
Employees at year-end (thousands)	20	18	17	17	16	16	16	17

(1) See management's discussion and analysis, consolidated financial statements and quarterly financial data for information relating to significant items affecting the results of operations and financial position.

(2) Conoco's capital structure was established at the time of the offerings. EPS for the periods prior to the offerings was calculated using only Class B common stock, as required by SFAS No. 128 (see note 10 to the consolidated financial statements).

(3) See Listing of Terms on page 25 for definitions of ratios.

(4) Excludes acquisition of Gulf Canada for $4,571 cash plus assumed liabilities and minority interests.

(5) Class A common stock began trading on October 22, 1998, and Class B common stock began trading on August 16, 1999. On September 21, 2001, Conoco's shareholders approved the combination of Conoco's Class A and Class B common stock into a single class of new common stock on a one-for-one basis. The combination was effective October 8, 2001.



Richard H. Auchinleck



Kenneth M. Duberstein



Archie W. Dunham



Ruth R. Harkin



Charles C. Krulak



Frank A. McPherson



William K. Reilly



William R. Rhodes



A.R. "Tony" Sanchez Jr.



Franklin A. Thomas

Richard H. Auchinleck, 50, retired as President and CEO of Gulf Canada Resources Limited in 2001 after a 25-year career. He is a director of Hydro One Inc. and Sonic Mobility Inc. Auchinleck also is a founding director and lifetime member of the Canadian Heavy Oil Association and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Kenneth M. Duberstein, 57, Chairman and CEO of the Duberstein Group, a strategic planning and consulting company. He served as White House Chief of Staff to President Ronald Reagan. Duberstein is on the boards of directors of the Boeing Company, Fannie Mae, the Fleming Company, the St. Paul Companies and Classic Vacation Group. He sits on the Board of Governors for the NASD and the American Stock Exchange. (1)

Archie W. Dunham, 63, Chairman, President and CEO of Conoco. Dunham joined Conoco in 1966 and became President and CEO in 1996 and Chairman of the Board in 1999. He is a director of Louisiana-Pacific Corporation, Phelps Dodge Corporation and Union Pacific Corporation. Dunham also is a director of the American Petroleum Institute, a past chairman of the National Petroleum Council and the U.S. Energy Association, and is a member of The Business Council and The Business Roundtable. He is a director of the Memorial Hermann Healthcare System, the chairman and a trustee of the Houston Grand Opera, and a trustee of the Smithsonian Institution and the George Bush Presidential Library. (3)

Ruth R. Harkin, 57, Senior Vice President, International Affairs and Government Relations for United Technologies Corporation. She is former President and CEO of the Overseas Private Investment Corporation. Harkin sits on the boards of the National Association of Manufacturers, the Korea Society, the U.S.-Russia Business Council and the Board of Visitors of the College of Business Administration of the University of Iowa. She is a member of the Iowa and Washington, D.C., bars. (1)

Charles C. Krulak, 60, Chairman and CEO of MBNA Europe. During his 35-year career in the Marine Corps, Gen. Krulak served two tours of duty in Vietnam and rose through several command and staff positions to become Commandant of the Marine Corps and a member of the Joint Chiefs of Staff. (2)

Frank A. McPherson, 68, retired as Chairman and CEO of Kerr-McGee Corporation in 1997, having held those positions since 1983. McPherson is a director of Kimberly-Clark Corp.; BOK Financial Corporation; Tri-Continental Corporation; Seligman Quality Fund, Inc.; Seligman Select Municipal Fund, Inc.; and the Seligman Group of Mutual Funds. (1) (3)

William K. Reilly, 62, President and CEO of Aqua International Partners, an investment group that finances water improvements in developing countries. Reilly was Administrator of the U.S. Environmental Protection Agency (1989-93). He is a director of the American Academy in Rome, the DuPont Company, Ionics, National Geographic Society, The Presidio Trust, Royal Caribbean International and is chairman of the board of the World Wildlife Fund. (2)

William R. Rhodes, 66, Senior Vice Chairman of Citigroup, Inc. and Citibank, N.A. Rhodes is chairman of the Americas Society and Council of the Americas, chairman of CHIPCo, vice chairman of the Institute of International Finance and a director of the Private Export Funding Corporation and The Group of Thirty. He also is a member of South African President Thabo Mbeki's International Advisory Board. (2)

A.R. "Tony" Sanchez Jr., 59, Chairman and CEO of Sanchez Oil & Gas Corp. He is on the boards of directors of the International Bancshares Corporation, ZixIt Corporation, the University of Texas System, the University of Texas Foundation for Entrepreneurial Excellence, the American Petroleum Institute and the National Petroleum Council. He also is a former director of the Smithsonian Institution. (1)

Franklin A. Thomas, 67, Consultant to the TFF Study Group, a non-profit initiative assisting development in southern Africa. Previously, he was president and CEO of The Ford Foundation. He is a director of ALCOA Inc.; Avaya Inc.; Citigroup, Inc.; Cummins, Inc.; Lucent Technologies, Inc.; and PepsiCo, Inc. Thomas also is chairman of the September 11 Fund. (2) (3)

(1) MEMBER OF THE AUDIT AND COMPLIANCE COMMITTEE (2) MEMBER OF THE COMPENSATION COMMITTEE (3) MEMBER OF THE EXECUTIVE COMMITTEE

CONOCO MANAGEMENT COMMITTEE

Archie W. Dunham, Chairman, President and Chief Executive Officer (see Board of Directors listing for photo and biographical information).



Robert E. McKee III, 55, Executive Vice President, Exploration and Production. Previously, Executive Vice President, Corporate Strategy and Development. Joined Conoco in 1967.



Jim W. Nokes, 55, Executive Vice President, Refining, Marketing, Supply and Transportation. Previously, President, Refining and Marketing – North America. Joined Conoco in 1970.



Philip L. Frederickson, 45, Senior Vice President, Corporate Strategy and Business Development. Previously, Vice President, Business Development. Joined Conoco in 1978.



Robert W. Goldman, 59, Senior Vice President, Finance, and Chief Financial Officer. Previously, Vice President, Finance. Joined Conoco in 1988.



Rick A. Harrington, 57, Senior Vice President, Legal, and General Counsel. Previously, Vice President and General Counsel. Joined Conoco in 1994.



Thomas C. Knudson, 55, Senior Vice President, Human Resources, Information Management and Corporate Communications. Previously, Vice President, Human Resources. Joined Conoco in 1975.



J. Michael Stinson, 58, Senior Vice President, Government Affairs. Previously, Senior Vice President, Government Affairs, Corporate Strategy and Communications. Joined Conoco in 1965.

OTHER SENIOR MANAGEMENT

Rick Hamm, President, Refining and Marketing – Europe

James D. McColgin, President, Exploration and Production – Africa, Asia Pacific and Middle East

Gary A. Merriman, President, Exploration and Production – United States and South America

Richard W. Severance, President, Downstream – North America

Henry W. Sykes, President, Exploration and Production, Canada

Steven M. Theede, President, Exploration and Production – Europe/Chairman – Conoco Exploration Production Europe Limited

Sigmund L. Cornelius, Vice President and Treasurer

Thomas R. Henkel, Vice President, Investor Relations

Michael L. Johnson, Vice President and General Manager, Conoco Gas and Power

Carin S. Knickel, Vice President, Carbon Businesses

James R. Knudsen, Vice President, Exploration and Production – Technology

Thomas W. Nicewarner, General Manager, Information Management, and Chief Information Officer

Eric L. Oshlo, Vice President and General Manager, Supply and Trading/Materials and Services

George W. Paczkowski, Vice President, Refining, Marketing, Supply and Transportation – Technology

Dennis R. Parker, Vice President, Safety, Health and Environmental Affairs

Richard A. Sherry, Vice President, Tax

George Watkins, Vice President and General Manager, Exploration and Production/Chairman and Managing Director – Conoco (U.K.) Limited

W. David Welch, Vice President, Controller and Principal Accounting Officer

L. Duane Wilson, Vice President, Fuels Technology

Steven L. Scheck, General Auditor

E. Julia Lambeth, Corporate Secretary

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
Conoco Inc.
600 North Dairy Ashford
Houston, Texas 77079-1175
(281) 293-1000

2002 ANNUAL MEETING
Conoco's annual meeting of stockholders is scheduled to be held at 10:30 a.m. on May 21, 2002, at the Omni Houston Hotel Westside, 13210 Katy Freeway, Houston, Texas.

INTERNET WEB SITE: WWW.CONOCO.COM
On Conoco's Web site, you can find information about the company's products and services, visit our newsroom and learn about our commitment to safety and the environment. Our Investor Info site features Conoco's financial results, market data, presentations to security analysts and company reports. It also provides access to Conoco's reports to the U.S. Securities and Exchange Commission. And the site includes a form for requesting company reports. A new feature for shareholders on our Investor Info site is the ability to receive updates about Conoco via e-mail alerts. Please visit our Web site to register.

STOCK EXCHANGE
Conoco's common stock is listed on the New York Stock Exchange (symbol: COC). The number of recordholders as of March 1, 2002, was 8,685.

DIVIDENDS
Declared dividends on shares of common stock are normally paid on the 10th of March, June, September and December to shareholders of record on the 10th of February, May, August and November. For dividend-related questions, contact Conoco's Stock Transfer and Recordkeeping Agent.

Stockholders are encouraged to keep their addresses up to date and promptly cash their dividend checks to avoid eventual surrender of these funds and related stock to their respective states under state law.

STOCK TRANSFER AND RECORDKEEPING AGENT
For questions or comments about stockholder accounts, please contact:
EquiServe Trust N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Toll-free telephone number: (800) 317-4445
Outside North America: (201) 324-0313
TDD: (201) 222-4955
Internet and e-mail: www.equiserve.com

SHAREHOLDER RELATIONS
To contact the Shareholder Relations office:
Conoco Inc.
Shareholder Relations
P.O. Box 2197
Houston, Texas 77252-2197
Phone: (281) 293-6800
Fax: (281) 293-2819
E-mail: shareholder.relations@conoco.com

INVESTOR RELATIONS
Conoco's contacts with the security analyst community are through the Investor Relations office, headed by Thomas R. Henkel, Vice President, Investor Relations.

BONDHOLDER RELATIONS
Conoco Inc.
Treasury - Capital Markets
P.O. Box 2197
Houston, Texas 77252-2197
Phone: (281) 293-2648
Fax: (281) 293-2819

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, Texas 77002-5678

REPORTS AVAILABLE
The following company reports are posted on our Web site at: www.conoco.com/investor/
1. Annual Report on Form 10-K
2. Quarterly reports to the Securities and Exchange Commission filed on Form 10-Q, along with other SEC filings
3. Conoco's Fact Book detailing financial and operating data
4. The Conoco Sustainable Growth Report

Printed copies of the above-listed reports may be requested through Conoco's Web site.

SERVICES FOR STOCKHOLDERS

ONLINE ACCOUNT ACCESS
Registered stockholders may access their accounts and obtain online answers to stock transfer questions by signing up for Internet account access at:
http://gateway.equiserve.com
For information, call toll-free (877) 843-9327
Outside North America, call (201) 536-8071

ONLINE DELIVERY OF PROXY MATERIAL
Registered stockholders may elect to receive proxy materials for the 2003 annual meeting electronically in place of receiving printed materials. You will save Conoco printing and mailing expenses, reduce the impact on the environment and obtain immediate access to the annual report, proxy statement and voting form when they become available. Using your Stock Transfer and Recordkeeping Agent account number, sign up at the Internet Web site: www.econsent.com/coc/

CONOCO CONNECTION: DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
Conoco is pleased to offer the "Conoco Connection," under which new investors and existing shareholders may purchase shares without paying brokerage commissions and may automatically reinvest dividends in Conoco common stock. To enroll in the plan, registered shareholders may contact Conoco's Stock Transfer and Recordkeeping Agent. New investors may request plan material by calling EquiServe at (800) 483-0294 or on the Web at: www.conoco.com/investor/

DIRECT DEPOSIT OF DIVIDENDS
Registered stockholders who would like their dividends directly deposited in a U.S. bank account should contact Conoco's Stock Transfer and Recordkeeping Agent.



THE CONOCO "FAST CAT" WANTS YOU TO KNOW THAT THIS ANNUAL REPORT IS PRINTED ON RECYCLED PAPER USING SOY-BASED INKS.

CONOCO INC.
P.O. BOX 2197
HOUSTON, TEXAS
77252-2197
USA

